As filed with the Securities and Exchange Commission on    September 2, 1999
-----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        AMENDMENT NO. 2 TO SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             WINSTON RESOURCES, INC.
                                (Name of Issuer)

                             WINSTON RESOURCES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    975661109
                      (CUSIP Number of Class of Securities)


                                 SEYMOUR KUGLER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WINSTON RESOURCES, INC.
                                535 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 557-5000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With a copy to:

                             JOEL A. KLARREICH, ESQ.
                               TANNENBAUM HELPERN
                           SYRACUSE & HIRSCHTRITT LLP
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  (212)508-6700

                                 SEPTEMBER 2, 1999

     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation                                       Amount of Filing Fee
$7,920,788.875(1)                                                     $1,584(2)
================================================================================

[ ] Check box if any part of the fee is offset by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing and registration statement number, or the form or schedule and the date of filing.

Amount Previously Paid:  None                     Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable         Date Filed:  Not Applicable

--------

(1) Estimated for purposes of calculating the amount of the filing fee only. The total transaction value is based on 3,233,521 shares of common stock of Winston Resources, Inc. outstanding as of June 16, 1999, less 1,519,918 shares held by Seymour Kugler and certain members of his family, at an offer price of $4.625 per share.

(2)     Calculated as 1/50 of 1% percent of the transaction value.

                                                   INTRODUCTION

     This Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") is being filed by Winston Resources, Inc., a Delaware corporation (the Company"), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder in connection with the tender offer by the Company for all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 1, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (a)
(1) and (a) (2) hereto, respectively.

ITEM 1.           SECURITY AND ISSUER

     (a) The name of the issuer of the securities that are the subject of the tender offer is Winston Resources, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 535 Fifth Avenue, New York, New York 10017.

     (b) This Statement relates to the offer by the Company to purchase all of the Shares for $4.625 per Share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase. The Offer is being made to all holders of Shares, including Seymour Kugler, the Chairman of the Board of Directors, the President and Chief Executive Officer of the Company and certain members of his family holding Shares. The Company has been advised that neither Mr. Kugler nor any such members of his family intend to tender any Shares pursuant to the Offer. The information set forth under "Introduction," "Special Factors -- 5. Interests of Certain Persons in the Offer and the Second-Step Transaction" and "The Tender Offer -- 1. Terms of the Offer; Expiration Date" of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "The Tender Offer -- 6. Price Range of Shares; Dividends" of the Offer to Purchase and which is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) and (b) The information set forth under "The Tender Offer -- 8. Financing of the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(d) and (f)-(g) The information set forth under "Introduction," "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and "Special Factors -- 2. Rights of Stockholders in the Event of the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth under "The Tender Offer -- 6. Price Range of Shares; Dividends" and "The Tender Offer -- 8. Financing of the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

     (h)-(j) The information set forth under "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER

     The information set forth under "Special Factors -- 5. Interests of Certain Persons in the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

     On June 8, 1999, Seymour Kugler, the President and Chief Executive Officer of the Company, transferred 245,000 shares held by him into the 1999 Sy Kaye GRAT, a grantor retained annuity trust created on June 8, 1999, with such shares to be held in trust for the benefit of Seymour Kugler and his descendants.

ITEM 5.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

     The information set forth under "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 6. Beneficial Ownership of Shares" and "Special Factors -- 5. Interests of Certain Persons in the Offer and the Second-Step Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth under "Introduction," "Special Factors -- 4. Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.," "Special
Factors -- 7. Fees and Expenses," and "The Tender Offer -- 13. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.           FINANCIAL INFORMATION

     (a) The information set forth in the Offer to Purchase under "The Tender Offer -- 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements as of December 31, 1998 and December 31, 1997 and for each of the three years in the period ended December 31, 1998 are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, which is included in the Offer to Purchase as Schedule IV thereto and is incorporated herein by reference. Also, the Company's unaudited financial statements for the six month period ended June 30, 1999 are included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999, which is incorporated herein by reference.

     (b) Not applicable.

ITEM 8.           ADDITIONAL INFORMATION

     (a) Not applicable.

     (b) The information set forth under "The Tender Offer -- 12. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Form of the Offer to Purchase dated    September 2, 1999.

     (a)(2) Form of the Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release Issued by the Company on June 16, 1999.

     (a)(8) Letter to Stockholders from Seymour Kugler, Chief Executive Officer, dated as of September 2, 1999.

     (b) Credit Agreement between the Company and Bank of New York dated August 31, 1999.

     (c) None.

     (d) None.

     (e) Not applicable.

     (f) None.

                                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


   Dated: September 2, 1999



                                              WINSTON RESOURCES, INC.


                                          By:  /s/ Seymour Kugler
                                               _____________________________
                                               Name: Seymour Kugler
                                               Title: Chairman, President
                                                     and Chief Executive Officer

                                                   EXHIBIT INDEX


       Exhibit No.                                             Description


     (a)(1)    Form of the Offer to Purchase dated    September 2, 1999

     (a)(2)    Form of the Letter of Transmittal.

     (a)(3)    Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)    Press Release Issued by the Company on June 16, 1999.*

     (a)(8) Letter to Shareholders from Seymour Kugler, Chief Executive Officer of the Company, dated as of September 2, 1999.

     (b) Credit Agreement between Company and Bank of New York dated August 31, 1999.

     (c)       None

     (d)       None

     (e)       Not applicable

     (f)       None


_______________


* Filed as exhibit to Schedule 13E-3, which was filed with the Securities and Exchange Commission on July 14, 1999.

                                    EXHIBIT (a)(1)



                          Offer To Purchase For Cash by
                             WINSTON RESOURCES, INC.
      All Outstanding Shares of its Common Stock, $.01 par value per Share, at
                              $4.625 Net Per Share

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
             5:00 PM., NEW YORK CITY TIME, ON MONDAY, OCTOBER 4, 1999,
                          UNLESS THE OFFER IS EXTENDED.

     Winston Resources, Inc., a Delaware corporation (the "Company"), hereby offers to purchase all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 2, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the "Offer"). The Offer is being made to all holders of Shares, including Seymour Kugler, the Chairman of the Board of Directors (hereinafter, the "Board of Directors" or the "Board"), President and Chief Executive Officer of the Company, and certain members of his family owning Shares and a trust of which Kugler family members are the beneficiaries (collectively, the "Remaining Stockholders"). The Company has been advised that none of the Remaining Stockholders intends to tender any Shares pursuant to the Offer. See "The Tender Offer - 1. Terms of the Offer; Expiration Date."

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) not less than 66-2/3% of the then outstanding Shares, on a fully diluted basis, other than Shares beneficially owned by the Remaining Stockholders (the "Public Shares"), or 1,142,403 Public Shares (the "Minimum Condition"), and the Company obtaining the Debt Financing (as defined herein). See "Introduction" and "The Tender Offer - 11. Certain Conditions of the Offer."

        The Shares are traded on the American Stock Exchange ("AMEX") and are quoted under the ticker symbol "WRS". On June 15, 1999, the last trading day before the Company announced the Offer, the last reported bid price was $2.875 per share.

                   STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT
                        MARKET QUOTATION FOR THE SHARES.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                      The Information Agent for the Offer is:

                                                MORROW & CO., INC.
September 2, 1999

                                                 TABLE OF CONTENTS

                                                                                                              Page

INTRODUCTION......................................................................................................2

SPECIAL FACTORS...................................................................................................7
         1.       PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER
                          THE OFFER                                            .................................  7
         2.       RIGHTS OF STOCKHOLDERS IN THE EVENT OF THE SECOND-STEP TRANSACTION ........................... 21
         3.       RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER ................................. 22
         4.       OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.  ........................... 26
         5.       INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE SECOND-STEP TRANSACTION  ................... 30
         6.       BENEFICIAL OWNERSHIP OF SHARES.................................................................31
         7.       FEES AND EXPENSES..............................................................................36

THE TENDER OFFER.................................................................................................37
         1.       TERMS OF THE OFFER; EXPIRATION DATE............................................................37
         2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES..................................................38
         3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES   .....................................39
         4.       WITHDRAWAL RIGHTS..............................................................................43
         5.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES...................................................43
         6.       PRICE RANGE OF SHARES; DIVIDENDS...............................................................46
         7.       CERTAIN INFORMATION CONCERNING THE COMPANY.....................................................47
         8.       FINANCING OF THE OFFER AND THE SECOND-STEP TRANSACTION.........................................55
         9.       DIVIDENDS AND DISTRIBUTIONS....................................................................56
         10.      EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; QUOTATION AND EXCHANGE ACT REGISTRATION .....57
         11.      CERTAIN CONDITIONS OF THE OFFER................................................................58
         12.      CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.................................................59
         13.      FEES AND EXPENSES..............................................................................62
         14.      MISCELLANEOUS..................................................................................63

                                                       i


SCHEDULE I
         DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY........................................................I-1

SCHEDULE II
         OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN
         FINANCIAL ADVISORS, INC...............................................................................II-1

SCHEDULE III
         TEXT OF SECTION 262 OF THE GENERAL CORPORATION
         LAW OF THE STATE OF DELAWARE.........................................................................III-1

SCHEDULE IV
         ANNUAL REPORT ON FORM 10-K OF THE COMPANY FOR
         THE YEAR ENDED DECEMBER 31, 1998......................................................................IV-1


                                                     IMPORTANT

        ANY STOCKHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH STOCKHOLDER'S SHARES SHOULD EITHER (1) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND MAIL OR DELIVER IT AND ANY OTHER REQUIRED DOCUMENTS TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY (THE "DEPOSITARY") (AT THE DEPOSITARY'S ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE) AND EITHER DELIVER THE CERTIFICATE(S) EVIDENCING THE TENDERED SHARES TO THE DEPOSITARY ALONG WITH THE LETTER OF TRANSMITTAL OR DELIVER SUCH SHARES PURSUANT TO THE PROCEDURE FOR BOOK-ENTRY TRANSFER SET FORTH IN THIS OFFER TO PURCHASE UNDER "THE TENDER OFFER - 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES" OR (2) REQUEST SUCH STOCKHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH STOCKHOLDER. ANY STOCKHOLDER WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH STOCKHOLDER DESIRES TO TENDER SUCH SHARES.

        ANY STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURE FOR BOOK-ENTRY TRANSFER ON A TIMELY BASIS, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURE FOR GUARANTEED DELIVERY SET FORTH IN "THE TENDER OFFER - 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES."

        QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY ALSO BE OBTAINED FROM THE INFORMATION AGENT OR FROM BROKERS, DEALERS, COMMERCIAL BANKS OR TRUST COMPANIES.

To the Stockholders of Winston Resources, Inc.:

                                                        INTRODUCTION

     Winston Resources, Inc., a Delaware corporation (the "Company"), hereby offers to purchase all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 2, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the "Offer"). The Offer is being made to all holders of Shares, including Seymour Kugler, the Chairman of the Board of Directors (hereinafter, the "Board of Directors" or the "Board"), President and Chief Executive Officer of the Company, certain members of his family including Gregg Kugler, Todd Kugler and Eric Kugler, all officers of the Company, and a trust for the benefit of Kugler family members, the 1999 Sy Kaye GRAT, (collectively, the "Remaining Stockholders"). The Company has been advised that none of the Remaining Stockholders intends to tender any Shares pursuant to the Offer. See "The Tender Offer - 1. Terms of the Offer; Expiration Date."

        Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the Company's purchase of the Shares pursuant to the Offer. The Company will pay all charges and expenses of Continental Stock Transfer & Trust Company, which is acting as the depositary for the Offer (the "Depositary"), and Morrow & Co., Inc., which is acting as the information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. See "Special Factors-Fees and Expenses" and "The Tender Offer - 13. Fees and Expenses."

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined herein) not less than 66 2/3% of the then outstanding Shares, on a fully diluted basis, other than Shares beneficially owned by the Remaining Stockholders (the "Public Shares"), or 1,142,403 Public Shares (the "Minimum Condition"), and the Company obtaining the Debt Financing (as defined herein). See "The Tender Offer - 11. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer.

        The Shares are currently listed and traded on AMEX under the symbol "WRS". On June 15, 1999, the last full day of trading prior to the announcement of the Offer, the closing sale price of the Shares on AMEX was $2.875 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

        The Company believes that the public trading market for the Shares has been and will continue to be characterized by low prices and low trading volume. For this reason, and because of the small stockholder base and certain other factors described in this Offer to Purchase, the Company currently intends, to the extent possible, to seek to delist its common stock from trading on AMEX and terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") following consummation of the Offer or, if necessary, the Second-Step Transaction (as defined herein). The purpose of the Offer is thus to provide the holders of the Public Shares (the "Public Stockholders") with liquidity for their Shares in light of the Company's intentions at a price which the Company's Board of Directors has determined to be fair, while at the same time, enable the Remaining Stockholders to retain the entire equity interest in the Company. See "The Tender Offer - 10. Effect of the Offer on the Market for Shares; Quotation and Exchange Act Registration."

        At June 30, 1999, there were (i) 3,233,521 Shares issued and outstanding, (ii) no Shares held in the treasury of the Company, and (iii) 597,009 Shares reserved for future issuance to certain key employees and directors of the Company pursuant to outstanding stock options under the Company's 1996 Stock Plan and 1990 Incentive Program (the "Stock Options"), including Stock Options currently exercisable for 147,009 Public Shares. Prior to the announcement of the Offer, there were approximately 101 holders of record of the issued and outstanding Shares. As of June 30, 1999, the Remaining Stockholders beneficially owned 1,519,918 Shares, or 47% of the outstanding Shares, and the Company's directors and executive officers, other than those which are also Remaining Stockholders, as a group, beneficially owned 157,037 Shares, or 4.9% of the Shares outstanding as of such date. The Company has been informed by such directors and executive officers that they intend either to tender all Shares beneficially owned by them to the Company pursuant to the Offer or to vote such Shares in favor of the Second-Step Transaction.

        On July 7, 1999, the Company received an unsolicited letter from American Claims Evaluation, Inc. ("American"), a Nasdaq listed company, indicating that American was interested in purchasing 51% or more of the Company's common stock for $5.25 per Share in cash, and further indicating that American wanted to meet with the Company. On July 9, 1999, a special meeting of the Board of Directors was called to consider and evaluate American's letter. At such meeting, Seymour Kugler confirmed to the Board of Directors that none of the Remaining Stockholders were interested in pursuing the proposal set forth in American's letter and would not accept any offer from American of $5.25 per Share in cash. At the special meeting, Seymour Kugler undertook to deliver, and subsequently delivered, a letter on behalf of the Remaining Stockholders confirming these statements. In addition, certain officers holding Shares indicated their unwillingness to accept American's proposal, which they subsequently confirmed to the Board in writing. Since such stockholders held in the aggregate in excess of 56% of the Shares (assuming the exercise of currently exerciseable stock options), it was apparent to the Board that the terms set forth in American's letter could not be met by virtue of the unavailability for purchase of at least 51% of the Company's Shares by American. The Company advised American in writing to this effect and the Company's counsel confirmed such advice in a telephone conversation with American's management on July 12, 1999. The Company has received no further communication from American since that date. In light of the foregoing facts and circumstances, the Board of Directors concluded that because American's inquiry represented an interest in purchasing control of the Company and since holders of 56% of the Shares had indicated that they would not accept any offer from American of $5.25 per Share, the conditions for success of American's proposal could not be satisfied, and therefore there was no reason for the Independent Committee (as defined herein) or Houlihan Lokey (as defined herein) to conduct any further assessment of fairness as a result of the American offer. Accordingly, the Board did not refer the American proposal to the Independent Committee for review. The recommendation of the Offer by the Independent Committee and the opinion of its financial advisor, Houlihan Lokey, were received prior to the receipt of the American letter and none of the Board of Directors, the Independent Committee or its financial advisor have confirmed their fairness assessments following receipt of the American letter. See "SPECIAL FACTORS - 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer - Letter Received from American Claims Evaluation, Inc."

        Pursuant to the Offer, the Company seeks to acquire all Shares which are held by the Public Stockholders. If less than all of the Shares owned by the Public Stockholders are tendered pursuant to the Offer, the Company may merge, consolidate or otherwise combine with an entity to be formed, which would be wholly owned by the Remaining Stockholders (the "Merger"), or effect some other form of corporate transaction such that the Shares not tendered by the Public Stockholders will be converted into only the right to receive the Offer Price in cash (the Merger or such other form of corporate transaction, the "Second-Step Transaction"). If necessary, the Company will seek stockholder approval of the Second-Step Transaction in accordance with applicable laws. The Remaining Stockholders, who currently own 47% of the outstanding Shares, as well as the directors and executive officers of the Company who are not Remaining Stockholders and who do not tender their Shares, intend to vote all of their Shares in favor of the Second-Step Transaction if a stockholder vote is required. Following completion of the Second-Step Transaction, there would be few, if any, Public Stockholders of the Company.

        As part of the Transactions (as defined herein), all Stock Options held by individuals other than the Remaining Stockholders, whether or not vested (the "Public Stock Options"), will be surrendered in exchange for payment from the Company (subject to any applicable withholding taxes) in cash equal to the product of (x) the total number of Shares subject to any such Public Stock Option and (y) the excess of the Offer Price over the exercise price per Share subject to such Public Stock Option, without any interest thereon. None of the Remaining Stockholders will be surrendering Stock Options owned by them in connection with the Transactions, but the Remaining Stockholders may, in the future, following the consummation of the Transactions (as defined herein), cause the Company to convert such Stock Options into cash in the same manner as Public Stock Options surrendered and exchanged pursuant to the Offer.

        Except as otherwise agreed to in writing by the Company and the Remaining Stockholders, the Stock Options and any other equity plans, and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in the capital stock of the Company, will be terminated as part of the Transactions.

        In determining whether to approve the Offer, the Independent Committee and Board of Directors considered a number of factors, several of which are listed below (see "Special Factors - Position of the Company's Board; Fairness of the Offer"):

- The Company currently has a very small stockholder base for an exchange-traded public company as indicated by its stockholders of record, a number substantially below the 300 minimum which triggers the obligation to file periodic financial reports and other information pursuant to the Exchange Act.

- The market for the Company's common stock provides limited liquidity for stockholders to liquidate or add to their investments. Additionally, because of the limited liquidity available, the Company has been unable to utilize the public equity capital markets effectively as a source of financing.

- There are considerable costs associated with remaining a public company. In addition to the time expended by the Company's management, the legal, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports is considerable.

- The reporting requirements of public companies can lead to disclosure of sensitive information, resulting in a competitive disadvantage in the marketplace.

- The stated desire of the Remaining Stockholders not to consider a sale of the Company or their interest in the Company, which made pursuit of other potential alternatives (such as a sale of the Company as a going concern) impracticable. (This factor may be deemed to have limited the options available to the Independent Committee in exploring alternatives that might benefit the unaffiliated Stockholders.)

        In determining whether the Offer Price to be paid to the Company's Public Stockholders is fair, the Independent Committee relied on the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., its financial advisor ("Houlihan Lokey"), that a cash consideration of $4.625 net per share to the Public Stockholders is fair to the Public Stockholders from a financial point of view. See "Special Factors-Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." for further information concerning the opinion of Houlihan Lokey. Such opinion was delivered prior to receipt of the American letter and has not been confirmed since its delivery.

        THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF THE DIRECTORS OF THE COMPANY WHO ARE NOT OFFICERS OF THE COMPANY, HAS DETERMINED THAT THE OFFER IS FAIR TO, AND IN

THE BEST INTERESTS OF, THE PUBLIC STOCKHOLDERS, AND RECOMMENDS THAT THE PUBLIC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Company has filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act an Issuer Tender Offer Statement on
Schedule  13E-4  ("Schedule  13E-4") and a Rule 13e-3  Transaction  Statement on
Schedule 13E-3. The term, "Expiration Date," means 5:00 p.m., Eastern Daylight Time, on October 4, 1999, unless and until the Company, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. See "The Tender Offer - 1. Terms of the Offer; Expiration Date."

        Winston Resources, Inc. is the successor to a personnel recruitment and placement service business founded in 1967 by Seymour Kugler, its President and Chief Executive Officer. The Company and its subsidiaries together provide a wide range of personnel supply services to businesses, institutions and governmental agencies, through their own offices and through offices operated by independent franchisees under licenses from the Company. The Company also provides recruitment advertising services to businesses and other institutions.

        Through its own offices, the Company recruits and places employees in entry-to-high-level full-time salaried positions in the New York City metropolitan area (consisting of New York City, Nassau, Suffolk and Westchester Counties, New York and parts of northern New Jersey and southern Connecticut) and in the Fort Lauderdale area of Florida. Such services are provided on a contingent fee basis under which the Company collects a fee only if it successfully places a job candidate with a client. Through its Fisher-Todd Associates division, the Company also provides services for business and industry clients across the United States, recruiting upper level executives on a retainer fee basis and on a contingency fee basis.

        The Company also supplies temporary employees with professional, secretarial, clerical, medical, allied health, nursing, light industrial, information technology and word processing skills, to business clients and governmental agencies in the New York City, Long Island and New Jersey areas, as well as in Florida's Fort Lauderdale area. Temporary employees perform services at the client's premises under the client's supervision and direction. For each temporary employee, the client is charged an hourly rate that includes the employee's direct labor rate, associated labor costs (such as payroll taxes and insurance) and a mark-up to cover the Company's overhead and profit.

        In addition to services furnished through its own offices, the Company licenses independent franchisees to provide personnel services under the trade names and service marks owned by the Company. Franchisees of the Company provide full-time placement and executive search services under the name "Roth Young", permanent personnel recruitment and placement services under the names "Division 10", "Alpha" and "Winston Personnel" and temporary office support personnel under the names "Division 10 Temps" and "Alpha Temps" in a total of sixteen cities and towns across the United States.

        This Offer to Purchase and the accompanying documents contain information required to be disclosed by the Exchange Act and the rules and regulations promulgated thereunder, including financial information regarding the Company, a description of the terms, conditions and background of the Offer, and the procedures for tendering Shares for purchase.

        THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                           SPECIAL FACTORS

1. PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER

        Purpose of the Offer. The Company has determined that it is in its best interests and those of its stockholders to terminate the Company's status as a public reporting company by delisting its common stock from AMEX and terminating the registration of the Shares under the Exchange Act. Management believes that the public trading market for the Shares has been and will continue to be characterized by low prices and low trading volumes. As a result, there is a limited market for the Shares and low trading volumes make it difficult for stockholders to sell large blocks of Shares. Low prices mean stockholders who wish to sell a small number of Shares may receive only a nominal return after payment of commissions. The purpose of the Offer is to provide the Public Stockholders with liquidity for their Shares prior to the intended delisting of the Shares and the termination of Exchange Act registration by enabling them to sell their Shares at a fair price and at a premium over recent market prices. Completion of the Offer also would result in the Remaining Stockholders retaining the entire equity interest in the Company. All Shares purchased in the Offer will be held in the treasury of the Company until the completion of the Second-Step Transaction, if necessary, at which time the Shares will be retired.

        If less than all of the Shares owned by the Public Stockholders are tendered pursuant to the Offer, the Company may seek to effect the Second-Step Transaction. If necessary, the Company will seek stockholder approval of the Second-Step Transaction in accordance with applicable laws. The Remaining Stockholders, who currently own 47% of the outstanding Shares, as well as the directors and executive officers of the Company who are not Remaining Stockholders and who do not tender their Shares pursuant to the Offer, intend to vote all of their Shares in favor of the Second-Step Transaction if a stockholder vote is required. It is contemplated that the consideration which would be payable to the Public Stockholders in the Second-Step Transaction would be cash in an amount equal to the Offer Price. The net result of the Offer and the Second-Step Transaction (together, the "Transactions") would be that the Company would become a private company, owned entirely or almost entirely by the Remaining Stockholders with few, if any, Public Stockholders. See "The Tender Offer - 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration."

        Consummation of the Transactions will permit the Remaining Stockholders to receive all of the benefits that result from ownership of the entire equity interest in the Company. Such benefits include management and investment discretion with regard to the future conduct of the business of the Company, the benefits of the profits generated by operations and any increase in the Company's value. Similarly, the Remaining Stockholders will also bear the risk of any decrease in the value of the Company.

        Under the Delaware General Corporation Law (the "DGCL"), the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares would be required to approve the Merger through a meeting of the stockholders. Unless such Merger is consummated pursuant to the short-form merger provisions of DGCL, as described below, the only other required corporate action by the Company is the approval and adoption of the Merger by the affirmative vote of the holders of a majority of the Shares. The Remaining Stockholders have expressed an intention to vote all of their Shares in favor of the Second-Step Transaction if a stockholder's vote is required, should such a Second-Step Transaction be implemented.

        Under the DGCL, an entity which owns 90% or more of a subsidiary entity may effect a merger with such entity without submitting the merger to a vote of the other stockholders of such entity (a "a short-form merger"). Accordingly, if the Remaining Stockholders own 90% or more of the Shares that remain outstanding after completion of the Offer, the Merger may be effected as a short-form merger, without a vote of the Company's other stockholders. In such event, the Remaining Stockholders and the Company intend to take all necessary and appropriate action to cause the Merger to become effective in accordance with the DGCL as promptly as practicable after consummation of the Offer, without a meeting of the stockholders of the Company. If, however, the percentage of ownership of the Remaining Stockholders after completion of the Offer is less than 90% of the Shares then outstanding, a vote of the Company's stockholders will be required under the applicable laws, and a significantly longer period of time may be required to effect the Merger. See "Special Factors-Rights of Stockholders in the Event of the Merger." Following consummation of the Offer and, if necessary, the Second-Step Transaction, the Company will seek to delist the Shares such that the Shares will no longer be quoted on AMEX, and the registration of the Shares under the Exchange Act will be terminated. Accordingly, following the Offer and, if necessary, the Second-Step Transaction, there will be no publicly traded equity securities of the Company outstanding and the Company will no longer be required to file periodic reports with the Commission. See "The Tender Offer - Effect of the Offer on the Market for Shares; Quotation and Exchange Act Registration."

        Reversion of the Company to private ownership will eliminate the substantial general and administrative costs attendant to the Company's status as a reporting company under the Exchange Act. In addition to the time expended by Company management, the legal, accounting and other expenses involved in the preparation of annual and other periodic reports are considerable. The Company estimates that its total out-of-pocket expenses associated with maintaining its public status are approximately $150,000 per year. These costs include the review of periodic reports to the Securities and Exchange Commission (such as Form 10-K and Form 10-Q), legal and accounting fees relating to such matters, annual fees for the Company's transfer agent, fees relating to the listing of its common stock on AMEX, directors' fees and costs associated with communications with stockholders. These costs do not include the salaries and time of employees of the Company who devote attention to these matters. Additionally, the Company's management believes that required public disclosures under the Exchange Act may have given its competitors, many of which are not similarly burdened, certain information and insights about the Company's operations which have helped them in competing with the Company.

        Since becoming a public company in 1987, the Shares generally have remained very thinly traded and have provided little liquidity for stockholders, particularly those stockholders with larger equity positions in the Company. The Company has been unable to utilize the Shares effectively for acquisitions or financing because of its low market price and low trading volume and the relatively higher valuation the marketplace has accorded many of the Company's larger public competitors, which has enabled such competitors to finance acquisitions and operations with relatively "cheaper" equity, and so has been unable to realize one of the principal benefits of public ownership.

        Background To The Offer. From time to time, the Company has considered various approaches to enhancing stockholder value by improving the market price for the Company's common stock. Such approaches have included, among other things, stock splits, stock dividends, cash dividends, reverse stock splits and various combinations of the foregoing. In each instance, these alternatives have been rejected on the basis of the Board's conclusion that, given the low price of the Company's common stock, the small float for its shares, the limited number of public holders, the complete absence of research coverage, the virtual lack of institutional following and the likely expense to be incurred, none of such approaches would have the desired effect or could justify the expense of implementation. The Board considered implementing stock dividends and stock splits on several occasions between 1996 and 1998. In each instance, such action was rejected for the reason that the effect of implementing such a stock split or stock dividend might be to reduce the price of the Company's common stock to a level at which the Company would be viewed as a "penny stock", thereby making it even less attractive to new stockholders. The Company also considered declaring and paying a cash dividend on several occasions, but decided not to do so because of the uncertainty of the Company's ability to sustain cash dividends at a level that would maximize value to the Company's Stockholders. At no time did the Board consider sale of the Company to a third party, since the Company's Chairman and other members of his family, including certain officers and directors of the Company, who in the aggregate 47% of the Shares, repeatedly indicated that they were not interested in any such sale. As the Company's operating performance continued to improve from 1996 through 1998, and the Company's stock price increased, reflecting both such improved performance and the improvement of stock prices of publicly held staffing industry companies, the Board felt that the most prudent course of action was to defer any decision about a stock split or dividend until the price of the Company's stock had
further   increased  to  a  level  where  a  meaningful  stock  split  could  be implemented.

        The Company's management has been increasingly frustrated, since mid-1998, at the continuing decline in the price of the Company's common stock in the face of continuing reported record increases in the net operating results of the Company. Following the release of results for the third quarter of fiscal 1998, in which the Company reported a 12% increase in net earnings and a 10% increase in revenues, the price of the Company's common stock dropped from 6 1/4 on the date of release of such report to 3 3/4. Likewise, following the release of results for the fourth quarter of fiscal 1998, in which the Company reported a 22% increase in net earnings and a 26% increase in revenues, the price of the Company's common stock dropped from 3? on the date of release of such report to 3.

        Given the recent deterioration in the Company's operating performance, in which both revenues and net income declined in the most recent quarter from the prior year's levels, and are anticipated to decline for the current fiscal year from the prior year's levels, and also given the recent changes adversely affecting the staffing industry and the resulting dramatic reduction in share prices of many publicly held staffing industry companies, the Board now believes that it is unlikely, in the foreseeable future, that the Company's share price would increase to a level that would permit a stock split or a stock dividend to be implemented.

        As recently reported in a leading staffing industry publication, Staffing Industry Report ("SIR"), shares of publicly held staffing industry companies, which enjoyed considerable gains during most of 1998, have significantly underperformed the market in recent months. After reaching an all time high in April 1998, SIR's index of staffing industry stocks declined to a three year low by March, 1999. By comparison, major market averages, including the Standard & Poor's 500 and the Dow Jones Industrials, have surged to new highs. Among those factors which SIR cited as a basis for such declines are the trend of investors to avoid small cap stocks, a category which includes many public staffing industry companies, and a slowing of staffing industry growth, caused in large part by a tight labor market. One industry analyst, Matthew V. Roswell of Legg Mason Wood Walker, Inc., points to the growing commoditization of staffing services and believes that staffing companies will be faced with further margin contraction, a more difficult operating environment and reduced profitability. Mr. Roswell also predicts that employers will increasingly utilize the internet to bypass staffing companies altogether in addressing staffing needs.

        In light of the foregoing and communications by the Company with stockholders of the Company, including those unaffiliated with the Remaining Stockholders, in which such stockholders requested that the Company consider ways in which it could enhance stockholder value, the Company's founder, Chairman of the Board of Directors, and principal stockholder, Seymour Kugler, in late 1998, decided to investigate the feasibility of making an offer to purchase all of the Company's shares not held by Mr. Kugler or members of his family. On January 19, 1999 the Company contacted The Bank of New York ("BONY"), its principal lender, regarding the availability of financing for the Company to purchase all of the Public Shares. On February 24, 1999, BONY informally advised the Company that, subject to satisfying customary conditions, BONY would commit to provide the Company with financing in order to fund the Offer.

        On February 24, 1999, the Company's Board of Directors held a special meeting at which Mr. Kugler proposed that the Company make a cash tender offer (the "Proposal") to stockholders for the purpose of taking the Company private at a price 15% above the market price for the Company's common stock at the time of commencement of such offer. Based on the last trade of the Company's common stock on AMEX on February 23, 1999, at a price of $3.125 per share, the price per share of the Proposal would have equaled $3.59 per share. Mr. Kugler noted that, overall, since the Company went public in 1987, the public market had not responded to sustained profitability of the Company and its common stock had remained thinly traded and had provided very little liquidity for stockholders. He further noted that the Company had been unable to use its stock effectively for acquisitions, financing or employee incentives because of low market price and low trading volume. He stated his belief that if the Company reverted to private ownership, it could eliminate substantial general and administrative costs of being a reporting Company under the securities laws, and noted that the diversion of management's time and attention to matters of public reporting and the expenses of legal, accounting and transfer agent activities involved in remaining public were considerable.

     Following such remarks, Mr. Kugler recommended that the Board appoint a committee (the "Independent Committee") composed of the Board's independent directors, Martin Wolfson, Martin Fischer, Martin Simon and Norton Sperling to consider the Proposal on behalf of the Public Stockholders and make a recommendation to the Board. After the Board unanimously approved the Independent Committee, Mr. Kugler requested that Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP (which changed its name effective July 1, 1999 to Tannenbaum Helpern Syracuse & Hirschtritt LLP), counsel to the Company ("Newman Tannenbaum"), advise the directors, and, in particular, the Independent Committee, of their responsibilities in connection with the Proposal. Newman
Tannenbaum thereupon advised the Board that the Independent Committee should report back to management once they had met and selected independent counsel and an independent financial advisor so that the activities of such counsel and financial advisor could be coordinated and expedited.

        Newman Tannenbaum recommended that the Independent Committee meet separately for the purposes of reviewing and evaluating the transaction and that at such meeting, the Independent Committee should consider the factors leading to the proposal to take the Company private, including the costs to the Company of being a public entity, lack of an active trading market for the Company's common stock and resulting lack of liquidity for Stockholders. Newman Tannenbaum also recommended that the Committee review, among other things, the Company's financial condition, conditions generally in the staffing industry, and the prospects for the future of the Company, including whether it was practical or probable that the Company would be able to achieve future acquisitions either with Company stock or to use Company stock to raise cash for such acquisitions.

        Newman Tannenbaum also stressed that the Independent Committee should understand that there were no limitations imposed upon its review of the proposal, or on the investigations or procedures to be followed in reaching a conclusion regarding fairness, provided that the Independent Committee should understand that the Kugler family was unwilling to consider a sale of their interest in the Company and that it would therefore be unnecessary for the Independent Committee to consider the possibility of seeking alternative values for shareholders by soliciting offers to purchase the Company or its assets from third parties.

        Following the Board meeting, the Independent Committee held a meeting and decided on a process for identification and engagement of independent counsel and independent financial advisors to the Independent Committee. The Independent Committee also elected Martin Wolfson as Chairman.

        On March 10, 1999, Newman Tannenbaum corresponded with the members of the Independent Committee providing an explanation for the terms of the Company's Proposal, noting that the 15% premium over market price was based on the Company's own research regarding recent cash tender offers by other public companies, believed to be comparable to the Company.

        During March 1999, the Independent Committee interviewed several law firms and investment banking firms to serve as legal and financial advisors to the Independent Committee. On March 15, 1999, the Independent Committee retained Paul, Hastings, Janofsky & Walker LLP ("Paul Hastings"), as counsel to the Independent Committee, and in April 1999, retained Houlihan Lokey as financial advisor to the Independent Committee.

        On April 28, 1999, Martin Wolfson advised Newman Tannenbaum that Houlihan Lokey was in the process of completing its due diligence investigation of the Company and had a scheduled visit with the Company to review certain financial information. He indicated that, based on his conversations with Houlihan Lokey, the Committee might receive Houlihan Lokey's preliminary report as early as the following week but that at that time he had no indication what Houlihan Lokey's conclusions would be.

        During the week of May 10, 1999, Mr. Wolfson advised Newman Tannenbaum that the Committee expected to receive a preliminary report from Houlihan Lokey during that week and requested that a special meeting of the Board of Directors be convened immediately following the meeting of the Board scheduled for May 19, 1999, immediately following the Company' s annual meeting of stockholders.

        On May 12, 1999, the Independent Committee met with representatives of Houlihan Lokey and Paul Hastings to discuss the results of Houlihan's analysis of the Proposal. Houlihan Lokey presented its report to the Independent
Committee, describing the procedures used to evaluate the Proposal price, including, among other things, analysis of the Company's stock price and the premium reflected in the Proposal. Based on the analysis performed, Houlihan Lokey's report concluded that the Proposal was not fair to the Public Stockholders from a financial point of view. The Independent Committee agreed to present the results of the Houlihan Lokey report to management.

          On May 19, 1999, the Board met with representatives of Paul Hastings. Martin Wolfson, as Chairman of the Independent Committee, reviewed the basis for Houlihan Lokey's assessment of the Company's stock price, as well as certain analysis done by Houlihan Lokey of a variety of bases for valuation and certain comparative analysis of the valuation of other public companies in the staffing industry. Based on its analysis, Houlihan Lokey concluded that a 15% premium over the then current market price for the Company's common stock would not be a fair price for the Proposal from a financial point of view. During the course of such presentation, management indicated that because of recent changes adversely affecting the staffing industry, generally, and the Company, specifically, including the loss of a significant volume of business from certain of its major customers, the Company had revised the projections for 1999 given to Houlihan Lokey, which projections had been developed in October 1998 (the " Fall 1998 projections"), to more closely reflect the recent deterioration in operating results.

          The Fall 1998 projections were prepared as part of the Company's normal year-end budget forecasting. Information utilized to prepare the projections is compiled and finalized in the fall of each year in order to provide an opportunity for each of the Company's business units to identify their goals for the forthcoming year. The forecasted information is derived solely from sales and gross profit forecasts, anticipated staffing levels and anticipated commissions. Based upon either actual or historical information available and compiled in the ordinary course of business, management then derives other general and administrative costs and expenses. Those involved in the forecasting process include the Company's Chairman, Seymour Kugler, Vice Presidents Todd Kugler, Gregg Kugler, Alan Wolf, Michael Gallo, Douglas Russell and Raymond McCourt, the President of the Company's advertising division, Bruce Papkin, the Company's Secretary, Eric Kugler, and the Company's Chief Financial Officer, Jesse Ulezalka, and Assistant Controller, Anthony Fata.

          The Company revised its projections (the "Revised Projections") in May, 1999, when it became apparent that, based upon actual year-to-date results, revenue growth was slowing so that the Fall 1998 projections were not achievable. Subsequent to the completion of the Fall 1998 projections, the Company lost four significant accounts representing, in the aggregate, approximately $5,000,000 of annual revenues which had been included by the Company in preparing the Fall 1998 projections. In one instance, the contract was opened to competitive bidding and the Company was not the successful bidder. In another, a project ended and was not repeated, as anticipated by the Company. In another instance, the client consolidated all of its temporary staffing activities through another vendor where such services previously had been provided by a number of staffing companies including the Company. In the final case, the business was lost due to consolidation following a corporate merger. While the Company has been successful in generating new clients accounting for revenues equal to the revenues that the lost accounts represented as well as revenues which had been generated through other customers which no longer utilize the Company's services (which additional revenues were contemplated in the Fall 1998 projections and the Revised Projections), in general the revenues generated under the new contracts have lower profit margins than the lost revenues from the older client relationships.

          The following is a summary comparison of the Fall 1998 projections and the Revised Projections, showing the variances between the two, as well as a summary comparison of the Revised Projections for the six month period ending June 30, 1999 and actual results for such six month period, showing variances between such projections and actual results. As is clearly indicated, the variances between the Fall 1998 projections and the Revised Projections are significant, while the Revised Projections for the six month period ending June 30, 1999 closely approximate the actual results for such period.


                                       Revised       Fall 1998 Projections          Actual Six     Revised Proj.
                                     Projections        FY 1999                     Months ended    Six Months ended
                                       FY 1999                         Variance     June 30, 1999  June 30, 1999       Variance

Revenue:
  Placement fees and related income     $61,388,000     $73,874,000  $(12,486,000)    $29,773,000    $29,984,000   $(211,000)

Operating Expenses:
  Compensation and other benefits        48,428,000      56,465,000   (8,037,000)      23,739,000     23,711,000       28,000
  Selling, general & administrative       9,913,000      12,478,000   (2,565,000)       4,592,000      4,861,000    (269,000)

Income from Operations                    3,047,000       4,931,000   (1,884,000)       1,442,000      1,412,000       30,000

Interest Expense                              8,000          60,000      (52,000)           4,000          4,000            0

Income before provision for income taxes  3,039,000       4,871,000   (1,832,000)       1,438,000      1,408,000       30,000

Provision for income taxes                1,398,000       2,238,000     (840,000)         661,000        648,000       13,000

Net Income                               $1,641,000      $2,633,000    $(992,000)        $777,000       $760,000      $17,000
                                 ==============================================================================================

                                   15

          The Revised Projections prepared in May, 1999, were prepared by Seymour Kugler, Gregg Kugler, Todd Kugler, Eric Kugler, Jesse Ulezalka and Anthony Fata. The primary difference in the Revised Projections from the Fall 1998 projections was that revenue projections were not being attained as a result of a loss of significant business from some of the Company's clients and new business was sufficient merely to offset, rather than augment, such lost revenues, and that, based on actual year-to-date results, current revenues were being attained at lower margin percentages because of heightened competition and increased pricing pressures in the marketplace. As a response to the foregoing factors, the Company has reduced certain costs in general and administrative expenses in contemplation of lower revenue results and certain expenses have been reduced as a direct result of decreased revenues, primarily bonuses, commissions and related payroll taxes and fringe benefits. The Company has increased compensation for new salespeople, and increased investment in new business development in order to sustain revenue levels in a market of increased competition. The net result of these trends and actions has been a decline in both net income and cash flow. The Company believes this trend will continue for the remainder of the current fiscal year, putting pressure on results.

          At the conclusion of the May 19 meeting, the Independent Committee indicated that it would ask Houlihan Lokey to apply the necessary due diligence procedures to the new projections in order to determine if their report to the Independent Committee should be revised. The Independent Committee also asked the Company to consider (i) increasing the offer in light of the Houlihan Lokey report and (ii) retaining an investment banking firm to advise the Company in connection with its evaluation of any revised offer.

          Following such Board meeting, the Company engaged the investment banking firm of Peter J. Solomon Co. Ltd. ("Solomon") as the financial advisor to the Company, to work with the Company to formulate an offer acceptable to the Independent Committee and to act as an intermediary with Houlihan Lokey in order to assist such firm in completing its valuation of the Company for the Independent Committee.

          The Company selected Solomon to be its financial advisor in connection with the Offer because Solomon is a prominent investment banking and financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions. Solomon has had no prior investment advisory or corporate finance relationship with the Company or the Remaining Stockholders. Pursuant to the terms of a letter agreement dated May 27, 1999 between Solomon and the Company, the Company agreed to pay Solomon $50,000 upon the execution of the letter agreement and an additional fee of $50,000 upon the earlier of (i) initial approval of the Offer by the Special Committee or (ii) if earlier, commencement of the Offer. In addition, the Company also agreed to reimburse Solomon for its reasonable out-of-pocket expenses up to a maximum of $2,000. The Company also agreed to indemnify Solomon and its affiliates, counsel and other professional advisors, and the respective directors, officers, controlling persons, agents and employees of each of the foregoing against certain liabilities related to or arising out of the engagement of Solomon under the letter agreement or any transaction or conduct in connection therewith.

          Solomon initiated conversations with Houlihan Lokey in late May discussing Solomon's role in the potential transaction. Solomon defined its role to Houlihan Lokey as giving its perspective as to the value of the Company.
Solomon also pointed out that the projections used by Houlihan Lokey in their analysis of the Proposal had been revised as described above and may not accurately reflect the Company's recent performance and prospects. A representative of Houlihan Lokey indicated that Houlihan Lokey would undertake a due diligence investigation of the new projections. Houlihan Lokey indicated that it would advise Paul Hastings and the Independent Committee of its discussions with Solomon and subsequently arrange a meeting with Solomon.

          On June 4, 1999 a meeting was held at the offices of Houlihan Lokey among representatives of Houlihan Lokey and Solomon. Solomon presented to Houlihan Lokey at the meeting its perspective as to the value of the Company. Solomon noted that the implied multiple of the Company's net income for the trailing 12 months based on the initial proposal price of $3.59 was close to the net income multiples of public companies in comparable businesses of much larger size and whose securities trade with significantly greater liquidity than those of the Company. Solomon also stressed the magnitude of the premium being offered over the market price of the Company's stock on the date preceding the offer. Houlihan Lokey responded that it was focused more on the intrinsic value of the Company. As one method of determining intrinsic value, Houlihan Lokey applied a traditional leverage buyout analysis to determine the ability of the Company to finance an offer at a higher price, and they indicated that they believed, based on such valuation analysis, a higher price could be financed. Solomon responded that such an analysis needed to take into account the recent deterioration in the Company's results and concerns about current economic conditions. Solomon and Houlihan Lokey also discussed and reviewed the Revised Projections. Given the scope of the role of both Solomon and Houlihan Lokey, the discussion was focused more on the appropriate methodologies for valuing the Company's offer than on negotiation of offer price, since neither Solomon nor Houlihan Lokey was authorized to engage in such negotiations at this time.

          Houlihan Lokey indicated at the conclusion of the meeting that they would review their analysis and then meet with the Independent Committee to discuss Houlihan Lokey's conclusion regarding valuation in light of the new financial information and the meeting with Solomon.

          Between June 5 and June 10, 1999, Solomon held conversations with Houlihan Lokey, and during those conversations, Solomon relayed to Houlihan Lokey that Mr. Kugler might consider a revised offer of $4.50 per share.

          On June 10, 1999, the Company formally presented the Independent Committee with a new offer, to purchase all outstanding shares of the Company's common stock not held by the Kugler family at a price of $4.50 per share. Following delivery of such proposal, Mr. Wolfson contacted Mr. Kugler on June

11, 1999, to arrange a meeting of the Board of Directors of the Company on June 16, 1999 to discuss the new proposal.

          On June 15, 1999, the Independent Committee convened a telephonic meeting with representatives of Houlihan Lokey and Paul Hastings to discuss the revised offer and Houlihan Lokey's review of the revised projections prepared by the Company's management. Houlihan Lokey indicated that they had conducted sufficient procedures to conclude that the revised projections prepared by the Company's management were appropriate to use as a basis for their analysis of the revised offer. Notwithstanding the use of the revised projections, Houlihan Lokey indicated that the revised offer of $4.50 per Share was below the midpoint of its concluded range of prices that would be fair to the Public Stockholders from a financial point of view.

          On June 16, 1999, the Board of Directors met with representatives of Houlihan Lokey, Paul Hastings, Solomon and Newman Tannenbaum to discuss the Company's revised proposal. Mr. Wolfson, on behalf of the Independent Committee, thanked the Company for substantially increasing the proposed offer, but indicated that the Committee believed that a higher offer was appropriate. Representatives of Solomon and Houlihan then outlined for the Independent Committee and the other directors those variables which they believed to be most important in determining a fair valuation of the Company. A representative of Solomon reiterated that industry multiples used in a comparable company valuation analysis to calculate the intrinsic value of the Company must be discounted to the extent the comparables are larger companies with more liquid trading markets than the Company. It was further pointed out that all industry valuations had deteriorated significantly, reflecting the deterioration in business prospects for staffing companies, generally, as a result of increased competition, consolidation and resulting reductions of operating margin and projected growth. At this point, the meeting recessed so that the parties could meet with their respective financial and legal advisors to discuss the current status of the negotiations. After some discussions, representatives of Solomon and Houlihan Lokey met to discuss a possible mutually agreeable transaction. Houlihan Lokey then met with the Independent Committee to indicate that they believed the Company would be willing to increase its offer to $4.625 per share and that Houlihan Lokey was prepared to opine that this increased offer would be fair to the Public Stockholders from a financial point of view. After the Board reconvened, Mr. Kugler stated that the Company would be willing to increase the offer to $4.625 and, if the Independent Committee would approve an offer at $4.625 per share, he would recommend to the Board of Directors that it authorize the Company to proceed with such an offer. Following such statement, the Independent Committee unanimously agreed, based in part on the opinion of Houlihan Lokey, that an offer of $4.625 per share was fair from a financial point of view to, and in the best interests of the Public Stockholders and recommended that the Board approve the Offer.

          Following the action of the Independent Committee, the Board, by unanimous vote of all Directors present and voting, based in part on unanimous recommendation and approval of the Independent Committee, determined that the Offer is fair to and in the best interests of the Public Stockholders of the

Company and recommended that all Public Stockholders accept the Offer and tender their Shares pursuant to the Offer, and the Company issued a press release regarding the Offer.

          During the course of its engagement, Solomon prepared discussion materials which it utilized in its meeting with Houlihan Lokey on June 4, 1999. Solomon did not prepare any other analysis or report or deliver any opinion in connection with its engagement. A copy of Solomon's discussion materials is available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company or any representative of such stockholder who has been so designated in writing. A copy of such discussion materials will be transmitted by the Company to any such stockholder or representative upon written request and at the expense of the requesting stockholder.

          In preparing its discussion materials and preparing for its assignment, Solomon reviewed the financial performance of the Company as well as both the Fall 1998 projections and the Revised Projections. In addition, Solomon undertook a series of valuation analyses which considered, among other things,
(i) the liquidity of the Company's securities, in which it determined that the stockholders of the Company have substantially less ability to realize liquidity than shareholders of public companies of larger size engaged in similar businesses, (ii) the Company's earnings growth, in which it determined that the Company's projected growth rate and earnings lags behind its public comparables,
(iii) the Company's EBITDA margin, in which it determined that the Company's EBITDA margin is in the lower end of the range compared to its public comparables and (iv) the market value and sales of the Company, in which it determined that the Company is substantially smaller than other public companies in the staffing industry. Solomon also analyzed typical multiples for mergers and acquisitions involving "small cap" companies and multiples paid in small "going private" transactions. As a result of these analyses, Solomon concluded that the appropriate multiple for acquisition of the Company should be at a discount to the trading multiples of larger public staffing companies as well as the multiples for acquisitions of larger companies engaged in the staffing business.

          Letter Received From American Claims Evaluation, Inc.: On July 7, 1999 the Company received an unsolicited letter from American, which identified itself as a Nasdaq (National Association of Securities Dealers, Inc. Automated Quotation System)/Small Cap listed company. The letter indicated that American was interested in purchasing 51% or more of the Company's common stock for $5.25 per share in cash and wanted to meet with the Company. On July 9, 1999 a special meeting of the Board of Directors was called to consider and evaluate American's letter. The telephonic meeting was attended by all members of the Board of Directors, including those members comprising the Independent Committee, as well as by representatives of Houlihan Lokey, Solomon, Paul Hastings and Newman Tannenbaum. At the meeting, Seymour Kugler confirmed to the Board of Directors that, consistent with their earlier statement that they were unwilling to consider a sale of their interests in the Company, none of the Remaining Stockholders were interested in pursuing the proposal set forth in American's letter and would not accept an offer from American of $5.25 per Share in cash. In addition, two officers holding Shares, Alan E. Wolf and David Silver, indicated their unwillingness to accept the American proposal, which they subsequently confirmed to the Board in writing, thereby making, together with the Shares beneficially held by the Remaining Stockholders, in excess of 56% (including currently exercisable Stock Options) of the Shares unavailable for purchase in connection with American's proposal. After deliberation, the Board concluded that since the terms set forth in American's letter could not be met by virtue of the unavailability for purchase of Shares owned by the Remaining Stockholders and certain officers, the Company should respond in writing to American's letter advising it that stockholders holding more than 51% of the Shares had advised the Board that they were not interested in pursuing
American's proposal and would not accept an offer from American of $5.25 per Share in cash. The Company responded accordingly by letter dated July 9, 1999. On July 12, 1999, the Company's counsel confirmed the advice set forth in the Company's July 9, 1999 response in a telephone conversation with American's management. The Company has received no further communications from American since that date.

          In the Board's view, American's proposal was not a "firm offer," but rather an informal inquiry of interest, with no follow-up whatsoever once it became evident to American that control could not be acquired. In addition, the American inquiry was made after the determination of fairness by the Independent Committee and the Board. It also should be borne in mind that the American inquiry must have been based solely on an examination of the Company's public filings, since American was not privy to either the Fall 1998 projections, the Revised Projections or any other non-public information about the Company. Consequently, the American inquiry was determined by the Board as subject to change based on the extensive and time consuming due diligence a purchaser would have undertaken in connection with an acquisition of the Company. The Board's determination of fairness of the Offer was based upon an analysis of precisely these kinds of factors. In addition, the Board recognized that the American inquiry did reflect, to some degree, a control premium which American was willing to pay in order to gain control of the Company. Taking all of the foregoing factors into account, and also taking into account that, given the unwillingness of the Remaining Stockholders and certain other officers to consider selling their interests in the Company, American's inquiry could never mature into a firm offer, the Board confirmed its prior determination that the Offer was fair to the shareholders. Given the circumstances, i.e., that American's inquiry could not possibly result in the purchase of shareholders' stock by American and that American made no further attempt to contact the Company following its becoming aware that it could not acquire control, the Board did not feel that it was necessary to engage in any further detailed analysis of the American situation.

          Certain Effects of the Offer; Plans of the Company after the Offer. The Remaining Stockholders have informed the Independent Committee that, assuming the completion of the Transactions, they have no present intention to cause the Company to change its fundamental business, sell or otherwise dispose of any material part of its business, merge, liquidate or otherwise wind-up its business. Nevertheless, the Remaining Stockholders may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties and personnel to determine what changes, if any, might then be desirable.

          Management believes that consummation of the Transactions will result in substantially greater flexibility for the Company in the utilization of assets and in the planning of its future. If the Offer, and, if necessary, the Second-Step Transaction are completed, the Remaining Stockholders will be permitted to receive the benefits that result from the ownership of all, or a significant amount, of the equity interest in the Company, but will also bear the risk of any decrease in the value of the Company. As a result of the borrowing incurred in connection with the financing of the Offer and, if necessary, the Second-Step Transaction, the consolidated indebtedness of the Company will be substantially greater. See "The Tender Offer - 8. Financing of the Offer and the Second-Step Transaction."

          The Company anticipates that the Remaining Stockholders will replace all of the current directors comprising the Independent Committee as soon as practicable as directors of the Company following the consummation of the Offer and, if necessary, the Second-Step Transaction. The persons who are presently officers of the Company will continue in their same positions following consummation of the Offer and, if necessary, the Second-Step Transaction.

          Following consummation of the Second-Step Transaction, the Shares will no longer be traded on AMEX, and the registration of the Shares under the Exchange Act will be terminated and, accordingly, the Company will no longer be required to file periodic reports with the Commission.

2.                RIGHTS OF STOCKHOLDERS IN THE EVENT OF THE SECOND-STEP
                  TRANSACTION

          No appraisal rights are available in connection with the Offer. However, if the Second-Step Transaction is consummated, stockholders who have not tendered their Shares will have certain rights to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares.

          If a dissenting stockholder were to exercise such appraisal rights in connection with the Second-Step Transaction, and if the Company and such stockholder were unable to agree on the fair value of the Shares, a court would determine the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the Second-Step Transaction. The fair value of the Shares would be paid in cash to such dissenting stockholder. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the price received in the Second-Step Transaction.

          The foregoing summary of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any available appraisal rights and is qualified in its entirety by reference to the full text of Section 262 of the DGCL included in Schedule III attached hereto. The preservation and exercise of appraisal rights are conditioned on strict adherence to such Section 262.

3.                RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER

          Recommendation of the Company's Board. On June 16, 1999, the Board, by unanimous vote of all directors present and voting, based in part on the unanimous recommendation and approval of the Independent Committee, determined that the Offer is fair to and in the best interests of the Public Stockholders of the Company, subject only to receipt of a firm commitment from the Company's principal lender to provide the Debt Financing (as defined herein). The Board, by a unanimous vote of all directors present and voting, has recommended that all Public Stockholders accept the Offer and tender their Shares pursuant to the Offer.

          Fairness of the Offer. In reaching its determinations referred to immediately above, the Board considered the following factors, each of which, in the view of the Independent Committee as well as the other members of the Board, supported such determinations. In addition, in concluding that the Offer is fair, the Board, as well as the Independent Committee and the Remaining Shareholders, adopted the analysis of Houlihan Lokey described below under captions "Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."

          a. The Independent Committee considered the historical market prices and recent trading activity of the Shares, including the fact that the $4.625 net per Share cash consideration to be paid to the Public Stockholders in the Offer represents a premium of approximately 61% per Share over the last reported sales price on June 15, 1999, the last full trading day preceding the public announcement of the Offer, and a premium of approximately 44% and 51% over the average closing price for the one-month and three-month periods, respectively, preceding such date and the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's Public Stockholders. The Company's common stock briefly traded during 1998 at a price higher than the price offered, but such circumstance was of limited duration and came at a time when the prices of all publicly traded staffing industry companies spiked to historic highs, from which virtually all such companies rapidly declined by the first quarter of 1999. In addition, the Company has posted weaker operating results since that time, which also have adversely affected the Company's stock price.

          b. The Independent Committee considered the opinion of Houlihan Lokey that the consideration to be offered to the Public Stockholders is fair to such stockholders from a financial point of view and the report and analysis presented by Houlihan Lokey, which included discussion and analysis of historical trading volume and market prices, multiples of historical and forecasted net income from operations, cash flow from operations, book value and various other factors. With respect to the matters contained in the opinion of Houlihan Lokey, the Independent Committee reviewed the report and the analysis contained therein and considered the other factors set forth herein in determining that the Offer is fair.

          c. The Independent Committee reviewed the market price for the Shares as compared to the performance of the Company.

          d. The Independent Committee reviewed the nature of the Company's business and the industry in which the Company operates, including information received by the Board regarding trends in the permanent and temporary staffing industries and various uncertainties associated with current and potential future industry and market conditions. The Company operates in a cyclical industry that has just enjoyed several years of continuous expansion, outlasting most prior upward cycles. The Company has recently begun to experience a softening in demand in certain markets which it serves, a reduction in the rate of growth from recent quarters in other markets and more competitive pricing for new business, resulting in erosion of profit margins. Each of these factors could be expected to put further pressure on the price of the Company's shares for the foreseeable future. See "Special Factors - Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

          e. The Independent Committee considered the opportunity provided by the Offer for a substantial number of stockholders to realize a premium for their Shares in the near future as compared to market prices that, absent the Offer and, if necessary, the Second-Step Transaction, are likely to continue to be significantly below the Offer price.

          f. The Independent Committee considered the structure of the transaction, which is designed, among other things, to result in the receipt by the Public Stockholders of cash consideration at the earliest practicable time without any brokerage fees.

          g. The Independent Committee considered the stated desire of the Remaining Stockholders not to consider a sale of their majority interest in the Company, which made pursuit of other potential alternatives (such as a sale of the Company as a going concern) impracticable.

          h. The Independent Committee considered the intention of the Remaining Stockholders to continue the business as a going concern, which makes any consideration of liquidation of the Company or values that ultimately might be obtained from such a liquidation highly speculative.

          i.  The   Independent   Committee   considered  the   availability  of
dissenters' rights under the DGCL in the event of the Second-Step Transaction.

          j. In addition, the Independent Committee and the Board considered that, while the prices paid for staffing industry companies in 1998 in acquisitions may have reflected higher valuations than the offer price, the prices paid at that time similarly reflected the same market factors which caused staffing industry companies' stock prices to spike higher. Since the fall-off in stock prices of staffing industry companies, the prices offered in going concern purchases have dropped so dramatically that the volume of such transactions, particularly for non-specialized staffing firms, has significantly dropped off. Based upon the prices being offered in the marketplace today for potential acquisitions, the Independent Committee and the Board concluded that going concern value for the Company would not indicate a value higher than the value of the consideration offered to unaffiliated security holders in the proposed transactions.

          The members of the Board, including the Independent Committee, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered Houlihan Lokey's analysis and opinion. In light of the number and variety of factors that the Board and the Independent Committee considered in connection with their evaluation of the Offer, neither the Board nor the Independent Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Board nor the Independent Committee did so. The Independent Committee and the Board, however, gave significant weight to the factors specified in clauses (a) through (f), inclusive, above.

          In addition to the factors listed above, the Board and the Independent Committee each had considered the fact that consummation of the Offer would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was ameliorated in part by the price of $4.625 net per Share to be paid in the Offer. See "Special Factors - Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

          Neither the Board nor the Independent Committee considered the American letter in assessing the fairness of the Offer for the following reasons: American's proposal was not a "firm offer," but rather an informal inquiry of interest, with no follow-up whatsoever once it became evident to American that control could not be acquired. In addition, the American inquiry was made after the determination of fairness by the Independent Committee and the Board. It also should be borne in mind that the American inquiry must have been based solely on an examination of the Company's public filings, since American was not privy to either the Fall 1998 projections, the Revised Projections or any other non-public information about the Company. Consequently, the American inquiry was determined by the Board as subject to change based on the extensive and time consuming due diligence a purchaser would have undertaken in connection with an acquisition of the Company. The Board's determination of fairness of the Offer was based upon an analysis of precisely these kinds of factors. In addition, the Board recognized that the American inquiry did reflect, to some degree, a control premium which American was willing to pay in order to gain control of the Company. Taking all of the foregoing factors into account, and also taking into account that, given the unwillingness of the Remaining Stockholders and certain other officers to consider selling their interests in the Company, American's inquiry could never mature into a firm offer, the Board confirmed its prior determination that the Offer was fair to the shareholders. Given the circumstances, i.e., that American's inquiry could not possibly result in the purchase of shareholders' stock by American and that American made no further attempt to contact the Company following its becoming aware that it could not acquire control, the Board did not feel that it was necessary to engage in any further detailed analysis of the American situation.

          In addition, the Independent Committee and the Remaining Stockholders determined that the Offer is procedurally fair to the stockholders of the Company because, among other things (i) the Independent Committee, consisting entirely of independent directors, was formed to evaluate and negotiate the terms of the Offer on behalf of the Public Stockholders, (ii) the Independent Committee retained Houlihan Lokey to render a fairness opinion with respect to the Offer, (iii) there were deliberations pursuant to which the Independent Committee evaluated the Offer, (iv) a $1.035 per Share increase in the initial offer price resulted from active arm's-length bargaining between the Independent Committee and its representatives and the Remaining Stockholders, and (v) at least two-thirds of the shares held by the Public Stockholders must be tendered for the Offer to be consummated.

          Because the range of alternatives available to the Board, and therefore the Independent Committee, did not involve a sale of the Company to a third party, the options available for the Independent Committee to explore on behalf of the unaffiliated shareholders may have been limited. The Independent Committee, in its May 12, 1999 meeting with Houlihan Lokey, did, however, discuss the feasibility of various strategic alternatives, including the following:

o Sale to a strategic buyer - The Company's diverse product offering may have made it a less attractive candidate for sale to a strategic buyer. In addition, it would be difficult to find a strategic buyer and secure an offer on a timely basis in the face of the Remaining Stockholders' unwillingness to sell its interest.

o Sale to a financial buyer - In addition to many of the reasons cited above, a sale to a financial buyer was not likely. In particular, a financial buyer would be unlikely to pursue a transaction without management support.

o Liquidation of the Company - Because the Company does not have substantially undervalued assets, a liquidation would not provide "unrealized value" to the Public Stockholders.

o Continue to operate as a public company - The poor performance of the stock price made continuation as a public company an unattractive alternative. In addition, it was foreseeable that the stock would continue to be thinly traded with little or no research coverage by analysts. Based substantially on these factors, the Independent Committee concluded that the acquisition of the Shares held by the Public Stockholders by the Company was the most promising alternative to maximize stockholder value.

          The Remaining Stockholders, as the largest stockholders of the Company, have an obligation to deal fairly with the Public Stockholders although they do not have any obligation to the Public Stockholders to accept any offer to purchase their Shares.


4.       OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

        Introduction. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following is a brief summary and general description of the valuation methodologies utilized by Houlihan Lokey. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgements made or the conclusion reached by Houlihan Lokey or a complete description of its presentation. Houlihan Lokey believes, and so advised the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions.

        The Company retained Houlihan Lokey on behalf of the Independent Committee of the Board of Directors to render an opinion as to the fairness, from a financial point of view, of the Offer to the Public Stockholders. At the June 16, 1999 meeting of the Board, Houlihan Lokey presented its analysis as hereinafter described and delivered its written opinion that as of such date and based on the matters described therein, the Offer is fair to the Public Stockholders from a financial point of view.

        THE  COMPLETE  TEXT OF HOULIHAN  LOKEY'S  OPINION IS ATTACHED  HERETO AS
SCHEDULE II. THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH OPINION. THE STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY HOULIHAN LOKEY.

        Houlihan Lokey's opinion to the Independent Committee addresses only the fairness from a financial point of view of the Offer, and does not constitute a recommendation to the Public Stockholders as to how such stockholders should vote at a meeting of the Stockholders should one be necessary. Houlihan Lokey's opinion does not address the Company's underlying business decision to effect the Offer. Houlihan Lokey has not been requested to, and did not, solicit third party indications of interest in acquiring all or part of the Company.

        In connection with the preparation of its opinion, Houlihan Lokey made such reviews, analyses and inquiries as they deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey: (i) reviewed the Company's audited financial statements on Form 10-K for the three fiscal years ended December 31, 1998, the Form 10-Q for the fiscal quarter ended March 31, 1999, and an internally prepared income statement for the four months ended April 30, 1999, which the Company's management has identified as being the most current financial statements available; (ii) met with certain members of senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company; (iii) reviewed forecasts and projections dated May 24, 1999 prepared by the Company's management with respect to the Company for the year ended December 31, 1999;
(iv) reviewed the historical market prices and trading volume for the Company's publicly traded securities; (v) reviewed publicly available financial data for certain companies that it deemed comparable to the Company, and publicly available prices and premiums paid in other transactions that it considered similar to the Offer; and (vi) conducted such other studies, analyses and inquiries as it deemed appropriate.

        In assessing the financial fairness of the Offer to the Company's Public Stockholders Houlihan Lokey: (i) analyzed the reasonableness of the trading value of the Company's publicly traded equity securities; (ii) independently valued the common equity of the Company using widely accepted valuation methodologies; (iii) analyzed the reasonableness of the consideration being offered in the Offer; and (v) reviewed the valuation implications to the Company's Public Stockholders of various alternatives to the Offer.

Valuation of the Company.

        Assessment of Winston Resources' Public Stock Price. As part of its analysis, Houlihan Lokey analyzed the trading price and volume of the Company's common stock.

          Changes in the Company's common stock price over the last twelve months have followed a similar pattern to changes in common stock prices of a group of comparable public companies. The Company's 30 day average stock price prior to announcement of the Offer was $3.27, which was 52.3% of its high price over the preceding twelve months. The composite 30 day average price of the group of comparable public companies was 52.2% of the composite high price over the preceding twelve months. The Company's closing price the day prior to the announcement was $2.875, which is 46.0% of the high price over the preceding twelve months, as compared to 47.5% for the group of comparable public companies.

        Houlihan Lokey calculated the ratio of the Company's average daily volume (over the most recent 90 days) for the Company's common stock to its float and total shares outstanding. Houlihan Lokey then compared the Company's ratios to similar ratios of comparable publicly traded companies.

        Based on these analyses, it was Houlihan Lokey's opinion that the Company's common stock (i) has traded in a similar fashion to the group of comparable public companies, (ii) has a smaller public float than the comparable public companies, (iii) does not trade as actively as the comparable public companies, and (iv) has less analyst coverage than most of the comparable public companies.

        Estimation of the Company's Fully Distributed Stock Price. Houlihan Lokey completed an independent valuation of the Company using the market multiple approach. This approach involved the multiplication of various earnings and cash flow measures by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, selected on the basis of operational and economic similarity with the principal business operations of the Company. Earnings and cash flow multiples were calculated for the comparable companies based upon daily trading prices. A comparative risk analysis between the Company and the public companies formed the basis for the selection of appropriate risk adjusted multiples for the Company. The risk analysis incorporated both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the Company and the comparable companies are engaged.

        For purposes of this analysis, Houlihan Lokey selected seven publicly traded, domestic companies involved in the personnel staffing industry. The companies included Barrett Business Services, Inc., Joule, Inc., On Assignment, Inc., Personnel Group of America, Inc., Romac International, Inc., SOS Staffing Services, Inc., and Westaff, Inc. Houlihan Lokey informed the Board that, because the market multiple approach is based upon publicly traded prices of equity securities, the resulting valuation indications are on a fully distributed, publicly traded equivalent basis. Houlihan Lokey's market multiple approach produced indications of value for the Company's common stock in the range of $4.30 to $4.90 per share, on a fully distributed, freely traded basis.

         Fairness of Consideration.

        Acquisition Premium Analysis. Houlihan Lokey analyzed the acquisition premiums (the difference between the acquisition price and unaffected trading price) paid in nine acquisitions of controlling interest of companies in the personnel staffing industry that occurred between January 1, 1996 and June 10, 1999. Houlihan Lokey noted that the four-week acquisition premiums ranged from a low of 20.6% to a high of 116.7% with a mean of 48.0% and a median of 39.2%. Houlihan Lokey noted that the acquisition premium implied by the Purchase Offer was (i) 60.9% relative to the Company's stock price of $2.88 on June 15, 1999,
(ii) 41.4% relative to the Company's four-week average stock price, (iii) 117.7% relative to the 52 week low price and (iv) a 35.1% discount to the 52 week high price. Based on this analysis, Houlihan Lokey noted that it was their conclusion that the Offer represents a reasonable acquisition premium.

        Houlihan Lokey further noted that the Company's stock price achieved its 52 week high on July 29, 1998, and that this was approximately the same period that the companies deemed by Houlihan Lokey to be comparable to the Company reached their respective highs. Due to the significant amount of time between the 52 week high and the date of the Offer, Houlihan Lokey concluded that the 52 week high was not relevant to the current value of the Company. Houlihan Lokey concluded that the more relevant indications were the 30 day average closing price prior to the Offer ($3.27 per share), the 60 day average closing price prior to the Offer ($3.21 per share) and the 90 day average closing price prior to the Offer ($3.12 per share). The Offer represents 41.4%, 44.1% and 48.2% premiums over the 30, 60 and 90 day average closing prices, respectively.

        In addition to assessing the acquisition premium implied by the Offer in the transaction, Houlihan Lokey performed an independent valuation analysis to determine the value of the Company on a controlling interest basis.

        Comparable Transaction Multiples. The comparable sales approach involved multiples of earnings and cash flow. Multiples utilized in this approach were determined through an analysis of acquisitions of controlling interests in companies with operations deemed to be reasonably comparable to the Company's principal business operations. For purposes of this analysis Houlihan Lokey analyzed 36 completed transactions between January 1, 1996 and June 10, 1999.

        Based on the foregoing, Houlihan Lokey concluded that the controlling interest value of the Company's common stock was reasonably stated in the range of $4.70 to $5.20 per share which Houlihan Lokey noted was more than the Offer Price of $4.625 per share. Houlihan Lokey noted that while the theoretical controlling interest value was above the Offer Price, the Offer Price represented a substantial premium to actual trading value and theoretical fully distributed trading value. Houlihan Lokey gave more weight to the premium to actual trading price and fully distributed analysis in evaluating the fairness of the Offer from a financial point of view.

        Assessment of Winston Resources' Strategic Alternatives to the Purchase Offer. In evaluating the fairness of the Offer, from a financial point of view, Houlihan Lokey considered the expected value to the Company's Public Stockholders of completing the Offer and certain alternatives to the Offer. With regard to each alternative, Houlihan Lokey's analysis qualitatively considered the valuation implications to the Company's Public Stockholders, the probability of successfully completing each alternative, and the cost and time to implement.

        For purposes of this analysis Houlihan Lokey considered the following strategic alternatives: (i) status quo, (ii) sale or merger with a strategic buyer, (iii) sale to a financial buyer, (iv) liquidation of business units, and
(v) the Offer. Houlihan Lokey noted that of the strategic alternatives considered, the Offer appears to provide the greatest value to the Company's Public Stockholders on a present value, risk-adjusted basis. Houlihan was not asked to evaluate the American letter, which was received after Houlihan had delivered its report, or to reconsider its evaluation in light of such letter.

     Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to them, and as adjusted based on their discussions with management, were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of the Company, and that there had been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to them.

     Houlihan Lokey has not independently verified the accuracy and completeness of the information supplied to them with respect to the Company and does not assume any responsibility with respect to it. The Company has not made any independent appraisal of any of the properties or assets of the Company. Houlihan Lokey's opinion was necessarily based on business, economic, market and other conditions as they existed and could be evaluated by them at the date of their letter.

     Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Independent Committee selected Houlihan Lokey because of its experience and expertise in performing valuation and fairness analysis. Houlihan Lokey does not beneficially own nor has it ever beneficially owned any interest in the Company.

     Fees and Expenses. Pursuant to an agreement dated April 26, 1999, Houlihan Lokey was retained by the Company to analyze the fairness of the Offer to the Public Stockholders of the Company, from a financial point of view. The Company has agreed to pay Houlihan Lokey a fee of $125,000 plus its reasonable out-of-pocket expenses incurred in connection with the rendering of a fairness opinion. The Company has further agreed to indemnify Houlihan Lokey against certain liabilities and expenses in connection with the rendering of its services.

5.    INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE SECOND-STEP TRANSACTION

     In considering the recommendation of the Board and the Independent Committee with respect to the Offer and the fairness of the consideration to be received in the Offer and the Second-Step Transaction (if necessary), stockholders should be aware that certain officers and directors of the Company have interests in the Offer that are described below and which may present them with certain potential conflicts of interest. As of June 30, 1999, the Remaining

Stockholders, who informed the Company that they would not tender any Shares in the Offer, as a group and including shares issuable to them under currently exercisable Stock Options had a 52.31% beneficial ownership interest, or 1,879,919 Shares. Even if no Shares are tendered in the Offer, the Remaining Stockholders, together, own more than a majority of the outstanding Shares and, if acting together, will be able to control all matters requiring approval of the Company's stockholders, including the election of directors.

     In connection with the Independent Committee's consideration of the Offer on behalf of the Public Stockholders, the Company and the Independent Committee have agreed that each member of the Independent Committee will receive a base fee of $5,000 plus an additional fee of $500 for each meeting involving the Independent Committee attended by such member. As of the date of this Offer to Purchase, the members of the Independent Committee have earned, in the aggregate, fees equal to $34,500.

     The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described under "Special Factors -Recommendation of the Company's Board; Fairness of the Offer." The Company expects that employees of the Company who are not affiliated with the Remaining Stockholders will tender their Shares pursuant to the Offer.

     Under the DGCL, corporations organized under the laws of the State of Delaware are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. The Company's by-laws provide that each director and officer will be indemnified by the Company against liabilities and expenses incurred in connection with any threatened, pending or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of the Company or a predecessor company, or serving any other enterprise as a director or officer at the request of the Company. The Company also has purchased directors' and officers' liability insurance for the benefit of these persons.

6.       BENEFICIAL OWNERSHIP OF SHARES

     The following table sets forth certain information, as of June 30, 1999, regarding the ownership of Shares by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, each director of the Company, the Chief Executive Officer of the Company, the other executive officers of the Company, and all executive officers and Directors of the Company as a group:

                                                                    Number of                  Percentage of
Name and Address                                                   Shares (1)                Outstanding Shares

Directors and Officers

Seymour Kugler (2)(3)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................            1,145,456                     33.91%

Joel A. Klarreich, Esq., as trustee (4)
c/o Newman Tannenbaum Helpern
  Syracuse & Hirschtritt LLP
900 Third Avenue                                                      245,000                      7.25%
New York, New York  10022............................

Gregg Kugler (3)(5)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................              206,729                      6.22%

Todd Kugler(3)(6)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017.............................                 180,691                      5.45%


                                   32


                                                                    Number of                  Percentage of
Name and Address                                                   Shares (1)                Outstanding Shares


Alan E. Wolf (3)(7)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................              138,291                      4.24%

David Silver (3)(8)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................               49,900                      1.54%

Eric Kugler (3)(9)
c/o Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017................................              102,043                      3.12%

Martin Wolfson (10)
c/o Concord Fabrics Inc.
1359 Broadway
New York, New York 10018................................                4,667                        *

Martin A. Fischer (11)
West Center Associates
30-00 47 Avenue
Long Island City, New York 11101........................                9,667                        *

Martin J. Simon (12)
360 Merrick Road
Lynbrook, New York 11563 ...............................               10,667                        *

Norton W. Sperling                                                          0                        *
1025 Seawane Drive
Hewlett Harbor, New York  11557

All directors and executive officers as
A group (10 persons) (13)...............................            2,093,111                     57.20%

Other Beneficial Owners

Heartland Advisors, Inc.
790 North Milwaukee Street
Milwaukee, Wisconsin 53202 .............................              301,600                      9.33%

FMR Corp.
82 Devonshire Street
Boston, Massachusetts 02109 ............................              288,900                      8.94%





*  Represents less than 1% of outstanding shares.

(1) All shares are beneficially owned and, unless otherwise stated, the sole voting power and investment power is held by the persons named.

(2) The amount set forth above includes 145,001 shares currently issuable upon the exercise of stock options.

(3) For the year ended December 31, 1998 such person was a "Named Executive Officer" of the Company within the meaning of Item 402(a)(3) of
        Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

(4) Represents Shares held in trust for the benefit of Seymour Kugler and his descendants, with respect to which Mr. Klarreich, a partner at the law firm of Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP, which changed its name effective July 1, 1999 to Tannenbaum Helpern Syracuse & Hirschtritt LLP, as sole trustee. Under the Trust Agreement, Mr.
        Klarreich has voting and dispositive power, subject only to the beneficiary's right to withdraw the Shares under certain circumstances.

(5)     The amount set forth above  includes  90,000 shares  currently  issuable
        upon  the  exercise  of  stock  options.   Mr.  Gregg  Kugler  disclaims
        beneficial ownership of 36,000 shares owned by his children.

(6) The amount set forth above includes 85,000 shares currently issuable upon the exercise of stock options issued to Mr. Todd Kugler and his wife. Mr. Todd Kugler disclaims beneficial ownership of 9,500 shares owned by his child.

(7) The amount set forth above includes 25,334 shares currently issuable upon the exercise of stock options.

(8) The amount set forth includes 16,800 shares currently issuable upon the exercise of stock options.

(9) The amount set forth includes 40,000 shares currently issuable upon the exercise of stock options.

(10) The amount set forth includes 4,667 shares currently issuable upon the exercise of stock options.

(11) The amount set forth above includes 2,687 shares currently issuable upon the exercise of stock options.

(12) The amount set forth above includes 6,667 shares currently issuable upon the exercise of stock options.

(13) The amount set forth above includes 416,156 shares currently issuable upon the exercise of stock options.

7.  FEES AND EXPENSES

     The following is an estimate of expenses incurred or to be incurred in connection with the Offer. Also see "The Tender Offer - 13. Fees and Expenses."

         Legal Fees.......................................................................      $  371,000
         Printing and Mailing.............................................................          15,000
         Filing Fees......................................................................           1,586
         Depositary Fees and Expenses.....................................................           5,000
         Information Agent Fees and Expenses..............................................          15,000
         Investment Bankers' Fees.........................................................         225,000
         Accountants' Fees................................................................          10,000
         Financing Fees...................................................................         217,000
         Fees of the Independent Committee................................................          34,500
         Miscellaneous....................................................................          50,000

         Total............................................................................       $ 944,086


     The Company will be responsible for all expenses incurred in connection with the Offer, whether or not the Offer is consummated.

                                                 THE TENDER OFFER

1.       TERMS OF THE OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by "The Tender Offer - 4. Withdrawal Rights." The term "Expiration Date" means 5:00 p.m., New York City time, on October 4, 1999, unless and until the Company, in its sole discretion shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "The Tender Offer - 11. Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See "The Tender Offer - 4. Withdrawal Rights."

     Subject to the applicable regulations of the Commission, the Company also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "The Tender Offer - 12. Certain Legal Matters and Regulatory Approvals," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "The Tender Offer - 11. Certain Conditions of the Offer" and (iii) to waive any condition, extend the offer period or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Company acknowledges that (i) Rule 13e-4(f) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Company may not delay acceptance for payment of, or payment for (except as provided in clause
(i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "The Tender Offer - 11. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     If the Company makes a material change in the terms of the Offer or other information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-3(e)(2), 13e-4(e)(2) and 13e-4(f) under the Exchange Act.

     If, prior to the Expiration Date, the Company should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and. if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of this Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment, and will pay for promptly after the Expiration Date, all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with "The Tender Offer - 11. Certain Conditions of the Offer." Subject to applicable rules of the Commission, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "The Tender Offer - 12. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (hereinafter referred to as the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required under the Letter of Transmittal.

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Company and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, the Company shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not, such Shares were tendered prior to such increase in consideration.

     The Company reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     In order for a holder of Shares to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN SUCH DOCUMENTS ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer
Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature  Guarantees.  Signatures  on all Letters of  Transmittal  must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule l7Ad-15 under the Exchange Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

        i. such tender is made by or through an Eligible Institution;

        ii. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company is received prior to the Expiration Date by the Depositary as provided below; and

        iii. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three AMEX trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     Determination Of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Company, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Company as such stockholder's proxies, each with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Company (and with respect to any and all Shares or other securities issued or issuable in respect of such Shares on or after June 16,
1999). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Company will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

     The acceptance for payment by the Company of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY
PAYMENTS  MADE  TO  SUCH  STOCKHOLDER.  SEE  INSTRUCTION  9  OF  THE  LETTER  OF
TRANSMITTAL.

4.       WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after October 4, 1999. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

     All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. Neither the Company, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "The Tender Offer - 3. Procedures for Accepting the Offer and Tendering Shares."

5.       CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     Sales of Shares by stockholders pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. The Federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. If any of those three tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets, which will be long-term capital gain or loss if the Shares are held for more than one year.

     Net capital gain recognized by an individual upon the sale of, or otherwise attributable to, a capital asset that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized from the sale of, or otherwise attributable to, a capital asset held for one year or less will be subject to tax at the ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations. The deductibility of capital losses is subject to certain limitations.

     In determining whether any of the tests under Section 302 of the Code is satisfied, stockholders must take into account not only the shares of common stock they actually own, but also any shares of common stock they are deemed to own pursuant to the constructive ownership rules of Section 318 of the Code. Pursuant to those constructive ownership rules, a stockholder is deemed to own common stock actually owned, and in some cases constructively owned, by certain related individuals or entities, and any common stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security. The receipt of cash will be "substantially disproportionate" with respect to a stockholder if, among other things, the percentage of the outstanding common stock actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding common stock actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

     The receipt of cash by a stockholder will result in a "complete redemption" of the stockholder's interest in the Company if either (a) all the common stock actually and constructively owned by the stockholder is sold pursuant to the Offer or otherwise or (b) all the common stock actually owned by the stockholder is sold pursuant to the Offer or otherwise and the stockholder is eligible to waive and does effectively waive attribution of all Common Stock constructively owned by the stockholder in accordance with Section 302(c) of the Code.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, such stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. In certain circumstances, even a small reduction in a stockholder's proportionate interest may satisfy this test. For example, the Internal Revenue Service ("IRS") has indicated in a published ruling that a 3.3% reduction in the proportionate interest of a small minority exercises no control over corporate affairs constitutes such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should, therefore, consult their tax advisors as to its application in their particular situations. If none of the three tests under
Section 302 is satisfied then, to the extent the Company has sufficient earnings and profits, the tendering stockholder will be treated as having received a dividend includible in gross income (and treated as ordinary income) in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer (without regard to gain or loss, if any).

     In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock" within the meaning of Section 246A(c) of the Code. Generally, if a dividends-received deduction is available, it is expected that the dividend will be treated as an "extraordinary dividend" under
Section 1059(a) of the Code, in which case such corporate stockholder's tax basis in Shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the stockholder's basis will generally be treated as capital gain and will be recognized in the taxable year in which the extraordinary dividend is received. If a redemption of Shares from a corporate stockholder pursuant to the Offer is treated as a dividend as a result of the stockholder's constructive ownership of other common stock that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the stockholder's adjusted tax basis only in its Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain on the sale of such Shares. Corporate stockholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of Section 1059 of the Code.

     "Backup withholding" at a rate of 31% will apply to payments made to stockholders pursuant to the Offer unless the stockholder has furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations, has certified that such number is correct, has certified as to no loss of exemption from backup withholding and meets certain other conditions.

Any amounts withheld from a stockholder of Shares under the backup withholding rules generally will be allowed as a refund or a credit against such stockholder's United States federal income tax liability, provided the required information is furnished to the IRS. The foregoing discussion may not apply to Shares acquired pursuant to certain compensation arrangements with the Company.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, INCLUDING BROKER-DEALERS, STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

6.       PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and principally traded on AMEX under the ticker symbol "WRS". The following table sets forth the high and low sales prices per Share during the quarters indicated:


                                                              High              Low

Year Ended December 31, 1997:
  First Quarter:                                              4 1/4             3 1/8
  Second Quarter:                                             4                 3 1/8
  Third Quarter:                                              6 3/8             3 3/8
  Fourth Quarter:                                             6 3/4             5 1/4

Year Ended December 31, 1998:
  First Quarter:                                              6 3/8             4 1/2
  Second Quarter:                                             6 9/16            5 1/8
  Third Quarter:                                              6 1/4             4 1/2
  Fourth Quarter:                                             4 3/8             3 1/4

Year Ended December 31, 1999:
  First Quarter                                               3 3/4             2 1/2
  Second Quarter (through June 15, 1999)                      3 1/2             2 7/8



     The foregoing figures, which were obtained from AMEX monthly statistical reports, do not reflect retail markups or markdowns and may not represent actual trades. At June 16, 1999, the Shares were held by 101 stockholders of record.

     The Company has not paid any dividends since becoming a public company and has no plans to do so in the near term. The Company currently intends to retain any future earnings for the development of its business, subject to any future Federal and state tax planning considerations. Payments of dividends in the future will be within the discretion of the Board of Directors and will depend upon, among other factors, earnings and the operating and financial condition of the business.

     On June 15, 1999, the last full trading day prior to the announcement of the Offer, the closing price per Share as reported on the AMEX was $2.875 per share. Stockholders are urged to obtain a current market quotation for the Shares.

7.       CERTAIN INFORMATION CONCERNING THE COMPANY

     Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company.

        General. The Company is a Delaware corporation with its principal executive offices located at 535 Fifth Avenue, New York, New York 10017. The Company, founded in 1967, is an integrated network of companies dedicated to assisting their clientele in the recruitment of staff in all disciplines. Working together, the Company's various divisions form one of the most comprehensive recruitment organizations in the United States.

        Recent Developments. For the six months ended June 30, 1999, the Company reported that revenues increased by 1% to $29,773,000 and net income decreased by 3% to $777,000 as compared to the six months ended June 30, 1998. For the quarter ended June 30, 1999, net income was $417,000 on revenues of $14,967,000, as compared to net income for the second quarter of 1998 of $445,000, a decrease of approximately 6%, on revenues for such period of $15,098,800, a decrease of approximately 1%. Selling, general and administrative expenses decreased slightly as compared to the corresponding period in 1998. Interest expense net of interest income increased slightly in 1999. There were no borrowings under the Company's credit facility in 1999 and 1998.

        The decrease in revenues in the quarter ended June 30, 1999 is primarily due to a decrease in advertising and placement fee revenue offset by an increase in temporary staffing revenue as compared to the corresponding periods in 1998. The decrease in net income reflects decreased revenues being partially offset by a decrease in operating expenses. Profitability was affected by increased compensation for new hires, including additional sales people and investment in new business development. Results reflect an overall deterioration in recent operating results arising from the Company's loss of a significant volume of business from a portion of its major customers, certain of which the Company has found, and anticipates will be, difficult to replace with business at comparable margins.

        Financial Information. Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Form 10-K") and the unaudited financial statements contained in the Company's report on Form 10-Q for the six months ended June 30, 1999 (the "Form 10-Q"). More comprehensive financial information is included in the Form 10 K and Form 10-Q (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below. In addition, Schedule IV attached hereto sets forth the Form 10-K.

        The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. These materials filed by the Company with the Commission are also available at the web site of the Commission at http:"www.sec.gov". The information is also available for inspection at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                                          SELECTED FINANCIAL INFORMATION

                                                             Year ended December 31                 Six months ended June 30

Income Statement Data:                                      1998               1997                 1999                  1998

                                                                    (In thousands, except for per share data)

Revenue:
      Placement fees and related income                    $60,850             $49,199              $29,773              $29,506
Operating expenses:
      Compensation and other benefits                       48,191              37,735               23,739               23,197
      Selling, general and administrative                    9,455               8.917                4,592                4,857
                                                            57,646              46,652               28,331               28,054

Income from operations                                       3,204               2,547                1,442                1,452
Interest expense (income) net                                   44                  33                    4                 (30)


Income before provision for income taxes                     3,248               2,580                1,438                1,482
Provision for income taxes                                   1,419               1,136                  661                  682
Net income                                                   1,829               1,444                  777                  800

Basic earnings per share                                      $.57                $.45                $0.24                $0.25
Diluted earnings per share                                    $.52                $.41                $0.23                $0.23



Balance Sheet Data:                                            December 31                           June 30

                                                            1998                1997                 1999

                                                                  (In thousands, except for per share data)


Working Capital                                            $6,296               $4,696             $  6,821
Total assets                                               12,919                9,451               13,319
Long-term debt                                                 17                   35                    7
Stockholders' equity                                        7,287                5,404                8,083
Stockholders' equity per share                              $2.26                $1.68                $2.50

                                   50

          Certain  Projections  Prepared  By The  Company.  In June,  1999,  the
Company's management provided Solomon and Houlihan Lokey with certain information about the Company which is not publicly available. The information provided included projections of operations for the 1999 fiscal year. Two different projections were prepared, the first in the Fall of 1998, and the second in May, 1999.

          The Fall 1998 projections were prepared as part of the Company's normal year-end budget forecasting. Information utilized to prepare the projections is compiled and finalized in the fall of each year in order to provide an opportunity for each of the Company's business units to identify their goals for the forthcoming year. The forecasted information is derived solely from sales and gross profit forecasts, anticipated staffing levels and anticipated commissions. Based upon either actual or historical information available and compiled in the ordinary course of business, management then derives other general and administrative costs and expenses. Those involved in the forecasting process include the Company's Chairman, Seymour Kugler, Vice Presidents Todd Kugler, Gregg Kugler, Alan Wolf, Michael Gallo, Douglas Russell and Raymond McCourt, the President of the Company's advertising division, Bruce Papkin, the Company's Secretary, Eric Kugler, and the Company's Chief Financial Officer, Jesse Ulezalka, and Assistant Controller, Anthony Fata.

          The Company revised its projections (the "Revised Projections") in May, 1999, when it became apparent that, based upon actual year-to-date results, revenue growth was slowing so that the Fall 1998 projections were not achievable. Subsequent to the completion of the Fall 1998 projections, the Company lost four significant accounts representing, in the aggregate, approximately $5,000,000 of annual revenues which had been included by the Company in preparing the Fall 1998 projections. In one instance, the contract was opened to competitive bidding and the Company was not the successful bidder. In another, a project ended and was not repeated, as anticipated by the Company. In another instance, the client consolidated all of its temporary staffing activities through another vendor where such services previously had been provided by a number of staffing companies including the Company. In the final case, the business was lost due to consolidation following a corporate merger. While the Company has been successful in generating new clients accounting for revenues equal to the revenues that the lost accounts represented as well as revenues which had been generated through other customers which no longer utilize the Company's services (which additional revenues were contemplated in the Fall 1998 projections and the Revised Projections), in general the revenues generated under the new contracts have lower profit margins than the lost revenues from the older client relationships.

          The following is a summary comparison of the Fall 1998 projections and the Revised Projections, showing the variances between the two, as well as a summary comparison of the Revised Projections for the six month period ending June 30, 1999 and actual results for such six month period, showing variances between such projections and actual results. As is clearly indicated, the variances between the Fall 1998 projections and the Revised Projections are significant, while the Revised Projections for the six month period ending June 30, 1999 closely approximate the actual results for such period.


                                       Revised       Fall 1998 Projections          Actual Six     Revised Proj.
                                     Projections        FY 1999                     Months ended    Six Months ended
                                       FY 1999                         Variance     June 30, 1999  June 30, 1999       Variance

Revenue:
  Placement fees and related income     $61,388,000     $73,874,000  $(12,486,000)    $29,773,000    $29,984,000    $(211,000)

Operating Expenses:
  Compensation and other benefits        48,428,000      56,465,000   (8,037,000)      23,739,000     23,711,000       28,000
  Selling, general & administrative       9,913,000      12,478,000   (2,565,000)       4,592,000      4,861,000    (269,000)

Income from Operations                    3,047,000       4,931,000   (1,884,000)       1,442,000      1,412,000       30,000

Interest Expense                              8,000          60,000      (52,000)           4,000          4,000            0

Income before provision for income taxes  3,039,000       4,871,000   (1,832,000)       1,438,000      1,408,000       30,000

Provision for income taxes                1,398,000       2,238,000     (840,000)         661,000        648,000       13,000

Net Income                               $1,641,000      $2,633,000    $(992,000)        $777,000       $760,000      $17,000
                                 ==============================================================================================


          The Revised Projections prepared in May, 1999, were prepared by Seymour Kugler, Gregg Kugler, Todd Kugler, Eric Kugler, Jesse Ulezalka and Anthony Fata. The primary difference in the Revised Projections from the Fall 1998 projections was that revenue projections were not being attained as a result of a loss of significant business from some of the Company's clients and new business was sufficient merely to offset, rather than augment, such lost revenues, and that, based on actual year-to-date results, current revenues were being attained at lower margin percentages because of heightened competition and increased pricing pressures in the marketplace. As a response to the foregoing factors, the Company has reduced certain costs in general and administrative expenses in contemplation of lower revenue results and certain expenses have been reduced as a direct result of decreased revenues, primarily bonuses, commissions and related payroll taxes and fringe benefits. The Company has increased compensation for new salespeople, and increased investment in new business development in order to sustain revenue levels in a market of increased competition. The net result of these trends and actions has been a decline in both net income and cash flow. The Company believes this trend will continue for the remainder of the current fiscal year, putting pressure on results.

        Special Cautionary Notice Regarding Forward-Looking Statements. The Company does not, as a matter of course, publicly disclose forward-looking information (such as the financial forecasts referred to above) as to future revenues, earnings or other financial information. Forecasts of this type are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the forecasted results would be realized or that actual results would not be significantly higher or lower than those forecasted. In addition, these forecasts were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with guidelines established by the American Institute of Certified Public Accountants for prospective financial statements and are included in this Offer to Purchase only because they have been furnished to certain third parties in connection with the Offer. The financial forecasts necessarily make numerous assumptions with respect to industry performance, general business and economic conditions, access to markets, availability of personnel and sales people and other matters, all of which are inherently subject to significant risks, uncertainties and contingencies and many of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. One cannot predict whether the assumptions made in preparing the financial forecasts will be accurate, and actual results may be materially higher or lower than those contained in the forecasts. The inclusion of this forward-looking information should not be regarded as fact or an indication that the Company, the Independent Committee, the Remaining Stockholders or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and to assume no responsibility for, and disclaim any association with, the prospective financial information.

8.       FINANCING OF THE OFFER AND THE SECOND-STEP TRANSACTION

     The total amount of funds required by the Company to consummate the Offer and, if necessary, the Second-Step Transaction (and to pay related fees and expenses estimated to be approximately $944,086), assuming that 1,713,603 Shares are validly tendered and not withdrawn and Stock Options, exercisable for Shares at a price below the Offer Price, are exercised, is approximately $10,203,000. The Company plans to finance the Offer and the Second-Step Transaction, if necessary, through borrowings (the "Debt Financing") from The Bank of New York ("BONY") under a $6.5 million term loan (the "Term Loan") and a $10 million revolving line of credit facility (the "Revolving Credit Loan") (the Term Loan and the Revolving Credit Loan are referred to collectively as the "BONY Loans"). The Company plans to repay the BONY Loans from funds generated from its operations.

     BONY is not required to fund the BONY Loans unless certain objective and subjective conditions precedent have been satisfied. There can be no assurance that such conditions will be satisfied or that the BONY Loans will be funded.

     The BONY Loans will be guaranteed by all of the Company's existing and future subsidiaries (the "Guarantors"), and will be secured by a "first priority" security interest in substantially all of the assets of the Company and each of the Guarantors.

     Advances under the Revolving Credit Loan are not to exceed the lesser of $10 million or the sum of up to 85% of the book value (minus reserves other than for doubtful accounts) of eligible accounts receivable ("Eligible Accounts") of the Company and/or the Guarantors other than those arising out of permanent placements, plus up to 50% of the book value (minus reserves other than for doubtful accounts) of Eligible Accounts of the Company and/or the Guarantors arising out of permanent placements. Up to $1,400,000 may be deducted from the aforementioned borrowing base under certain circumstances and at certain times, all as more specifically described in the BONY loan documents. The BONY loan documents expressly exclude amounts due from franchisees and certain other accounts from the definition of Eligible Accounts. BONY has substantial discretion in determining what constitutes an Eligible Account and also has the ability to reduce advance rates based on the overall credit quality of the accounts. There can be no assurance that there will be sufficient availability to fund the Offer or the Second-Step Transaction.

     Unless sooner paid or sooner required to be paid under the BONY loan documents, the BONY Loans mature on September 30, 2005. Interest on the BONY Loans is due and payable no less frequently than quarterly and could, depending on the interest period selected by the Company, be payable as frequently as monthly. Interest is also due and payable upon any prepayment of BONY Loans.

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

     Only interest on the Term Loan is due and payable until March 29, 2000. Commencing on March 30, 2000, the Term Loan shall be repaid in quarterly installments of principal as described in the BONY credit agreement. The BONY credit agreement mandates that the BONY Loans be prepaid upon the receipt of proceeds in connection with certain asset sales, equity issuances and casualties and under certain other circumstances.

     Pre-default interest on the BONY Loans shall accrue at an interest rate equal to either, as selected by the Company, (a) the one, two, three or six-month London Interbank Offered Rate (LIBOR) chosen by the Company (and as adjusted for Federal Reserve Board reserve requirements) plus the Applicable Margin or (b) the Applicable Margin plus the greater of the federal funds rate plus 1/2% or the BONY prime rate. LIBOR, the prime rate and federal funds rate shall be determined by BONY pursuant to the criteria set forth in the BONY credit agreement. The Applicable Margin shall range from 2.75% to 1% for LIBOR Loans and 1.50% to 0% for prime/federal funds loans depending upon the Leverage Ratio of the Company and the Guarantors at the applicable time, on a consolidated basis (the ratio of (x) indebtedness and certain contingent and other obligations of the Company and the Guarantors to (y) Consolidated EBITDA of the Company and the Guarantors for the four most recent fiscal quarters with respect to which earning figures are available) (as defined in the BONY documents). In certain cases specified in the BONY credit agreement, LIBOR borrowings may be unavailable to the Company. In addition, the Company will have to indemnify BONY for changes in law which reduce BONY's return or result in increased costs in connection with LIBOR loans. The Company will also pay an annual fee until maturity or the earlier termination of the Revolving Credit Loan and Term Loan commitment ranging from .45% to .150% on the unused portion of the Revolving Credit Loan and Term Loan commitment (depending on the Leverage Ratio), and a facility fee on the BONY Loans of $231,000 payable in full at closing (minus the $20,000 previously paid in respect of the facility fee).

     The BONY loan documents contain restrictive covenants which impose on the Company and the Guarantors limitations on, among other things: (i) indebtedness;
(ii) the creation of mortgages, security interests and other liens; (iii) the making of loans, guaranties, advances and investments; (iv) transactions with affiliates; (v) dividends and purchases and redemptions of stock; (vi) capital expenditures; (ix) acquisitions of the assets of any person; (viii) mergers;
(ix)  dispositions of assets;  (x) creation or acquisition of subsidiaries;  and
(xi) certain significant changes of control of the Company. Under the BONY loan documents, the Company and the Guarantors are required to maintain certain specified minimum ratios relating to their ability to cover fixed charges and debt service payments. The BONY Loans also contain various event of default provisions, covering, among other things, default in payment of principal or interest on the BONY Loans, material misrepresentations, default in compliance with other terms of the BONY Loans, bankruptcy of the Company or any Guarantor, default in other indebtedness, failure to satisfy or stay certain judgments or orders entered against the Company or the Guarantors, the occurrence of certain events with respect to employee benefit plans, and certain changes in senior management.

9.       DIVIDENDS AND DISTRIBUTIONS

     If, on or after June 16, 1999, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the


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


Company on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Company's rights under "The Tender Offer - 11. Certain Conditions of the Offer," (i) the purchase price per Share payable by the Company pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash; and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of the Company and will he required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Company, accompanied by appropriate documentation of transfer. No such dividends are contemplated.

10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; QUOTATION AND EXCHANGE ACT REGISTRATION

     The purchase of Shares by the Company pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. If consummated, the Offer alone, or the Offer followed by the Second-Step Transaction, if necessary, would also result in a change in the capitalization of the Company.

     The Shares are currently listed for trading on AMEX. As of June 30, 1999, there were 3,233,521 Shares issued and outstanding and 101 holders of record of the outstanding Shares. Pursuant to AMEX's published guidelines, shares of common stock are not eligible to be included for listing if, among other things, the number of shares publicly held falls below 250,000, the number of record and beneficial holders of shares falls below 300 or the aggregate market value of such publicly held shares is less than $1,000,000. In addition, under Section 12(g) of the Exchange Act, registration under the Exchange Act may be terminated by the issuer if there are fewer than 300 holders of record of a class of security. At June 15, 1999, the Company had only 101 holders of record of its Shares. Accordingly, even before commencing the Offer, the Company could delist the Shares from AMEX because of the failure to meet the listing requirement and could cause the termination of registration of the Shares under the Exchange Act. Shares held directly or indirectly by an officer or director of the issuer or by any beneficial owner of more than 5% of the shares of the issuer will ordinarily not be considered as being publicly held for this purpose. In the event the Shares were no longer listed on AMEX, price quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the termination of registration under the Exchange Act as described below and other factors.

     The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this has the effect of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is likely that, following the tender and purchase of the Shares pursuant to the Offer, the Shares will no


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



longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations. In such event, Shares could no longer be used as collateral for margin loans made by brokers.

     The Shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. Registration of the Shares under the Exchange Act will be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares.

     The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports (including financial statements), the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, requirements that the Company's officers, directors and ten-percent stockholders file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such officers, directors and stockholders realized through purchases and sales of the Company's equity securities within any six-month period may be recaptured by the Company. In addition, the ability of "affiliates" of the Company and other persons to dispose of Shares which are "restricted securities" under Rule 144 under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on AMEX. Except as disclosed in this section and elsewhere in this Offer to Purchase, the Company has no other present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company, (iii) any material change in the present dividend policy or indebtedness or capitalization of the Company, (iv) any other material change in the Company's corporate structure or business, or (v) any change in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person.

     The Company anticipates that following the Offer and, if necessary, the Second-Step Transaction, the Remaining Stockholders will cause the Company to change the composition of the Board of Directors to include only certain of the Remaining Stockholders who are also officers of the Company. The persons who are presently officers of the Company will continue in their same positions following consummation of the Offer and, if necessary, the Second-Step Transaction.

11.      CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, and in addition to the conditions that the Minimum Condition has been satisfied and the Public Stock Options have been surrendered and exchanged, as described herein, the Company


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


shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if prior to the Expiration Date, any of the following conditions exist:

     a. the Company shall not have received the proceeds from the Debt Financing sufficient to finance the Offer and the Second-Step Transaction, if necessary;

     b. an order shall have been entered in any action or proceeding before any federal or state court or governmental agency or other regulatory body or a permanent injunction by any federal or state court of competent jurisdiction in the United States shall have been issued and remain in effect making illegal the purchase of, or payment for, any Shares by the Company;

     c. there shall have been any federal or state statute, rule or regulation enacted or promulgated on or after the date of the Offer that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

     d. there shall have occurred and be remaining in effect (i) any general suspension of, or limitation on prices for, trading in securities of the Company on AMEX, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities or other national or international calamity, directly or indirectly, involving the United States or (iv) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof; and

     e. the Company (with the approval of a majority of the Independent Committee) shall have agreed that the Company shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; which, in the reasonable judgment of the Company in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment; and

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12.      CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

     General. The Company is not aware of any license or other regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares by the Company pursuant to the Offer. Should any such approval or other action be required, it is the Company's


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



present intention to seek such approval or action. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, or that certain parts of the businesses of the Company, might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. The Company's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 12. See "The Tender Offer - Section
11. Certain Conditions of the Offer."

         State Takeover Laws.

     Delaware Business Combination Statute. Section 203 of Delaware General Corporation Law (the "DGCL"), in general, prohibits a Delaware corporation such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (i) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder,
(ii) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; (b) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203, provided that, in addition to any other vote required by law, such amendment of the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote, which amendment would not be effective until 12 months after the adoption of such amendment and would not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption (a bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors); (c) the corporation does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation


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system of a registered national  securities  association or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action
taken,  directly  or  indirectly,   by  an  Interested  Stockholder  or  from  a
transaction in which a person became an Interested Stockholder; or (d) a stockholder became an Interested Stockholder and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. Under Section 203, the restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

     Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation; (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (d) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. The Board of Directors has approved the Offer and the execution of one or more transactions constituting the Second-Step Transaction, if necessary, so that the provisions of Section 203 of the DGCL will not apply to the Transactions.

     Other State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the


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affairs of a target  corporation  without the prior  approval  of the  remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     The Company conducts business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. The Company does not know whether any or all of these takeover laws and regulations will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DCCL, the Company has not currently complied with any other state takeover statute or regulation. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Company might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Company might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or may be delayed in consummating the Offer. In such case, the Company may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Company pursuant to the Offer, however, is not subject to such requirements. See "The Tender Offer-Section 2. Acceptance for Payment and Payment for Shares."

     Litigation. To the best knowledge of the Company, no lawsuits have been filed relating to the Offer or the Second-Step Transaction since June 16, 1999, the date of the announcement by the Company that it proposed to acquire the Shares from the Public Stockholders.

13.      FEES AND EXPENSES

     Except as set forth below, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Company has retained Morrow & Co., Inc., as the Information Agent, and Continental Stock Transfer & Trust Company, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

     As compensation for acting as Information Agent in connection with the Offer, Morrow & Co., Inc. will be paid estimated fees and expenses of $15,000. The Information Agent will also be reimbursed for certain of its out-of-pocket


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expenses and may be  indemnified  against  certain  liabilities  and expenses in connection with the Offer, including certain liabilities under the Federal securities laws. The Company will pay the Depositary fees and expenses of approximately $2,000 for its services in connection with the Offer, plus reimbursement for its out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary handling and mailing expenses incurred by them in forwarding material to their customers.

14.      MISCELLANEOUS

     The Company is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Pursuant to Rule 13e-3 and Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission the Schedule 13E-3 and the Schedule 13E-4 together with exhibits, furnishing additional information with respect to the Offer and may file amendments thereto. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may he inspected at, and copies may he obtained from, the same places and in the same manner as set forth in "The Tender Offer - 7. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                                     WINSTON RESOURCES, INC.

                                                     September 2, 1999

                                                    SCHEDULE I

                                 EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

EXECUTIVE OFFICERS

        The following table sets forth the names and ages of the executive officers of the Company as of June 30, 1999 and the year in which they were first elected. Each executive officer of the Company serves at the pleasure of the Board of Directors. The business address for each executive officer is 535 Fifth Avenue, New York, New York 10017. Each individual listed below is a citizen of the United States.

                                                                                                 Year Became an
Name and Age                                Position                                              Executive Officer

Seymour Kugler                              Chairman, President                                      1967
   62                                         and Chief Executive Officer

Jesse Ulezalka                              Chief Financial Officer                                  1995
   50

Alan E. Wolf                                Vice President                                           1974
   54

Todd Kugler                                 Vice President                                           1995
   33

Gregg S. Kugler                             Vice President                                           1993
   36

David Silver                                Vice President                                           1992
   67

Eric Kugler                                 Vice President and Secretary                             1998
   39


DIRECTORS

     The following sets forth the names and ages of the members of the Board of Directors as of June 30, 1999 and the year in which they were first elected directors of the Company. All directors of the Company hold office until the next Annual Meeting of the Stockholders and until the election and qualification of their successors. Each individual listed below is a citizen of the United States.

Name, Address* and Age                                 Year Became a Director

Seymour Kugler                                                1967
62

Alan E. Wolf                                                  1974
54

Gregg S. Kugler                                               1992
36

Norton Sperling                                               1998
1025 Seawane Drive
Hewlett Harbor, New York 11557
64

Todd Kugler                                                   1998
33

Martin Wolfson                                                1987
1359 Broadway
New York, New York 10018
63

Martin A. Fischer                                             1987
30-00 47th Avenue
Long Island City, New York 11101
62

Martin J. Simon                                               1992
360 Merrick Road
Lynbrook, New York 11563
79

______________
*If not 535 Fifth Avenue, New York, New York 10017

BIOGRAPHICAL INFORMATION

     Certain information about the executive officers and the directors of the Company is set forth below. This information has been furnished to the Company by the individuals named.

     Mr. Seymour Kugler, who is generally known to employees of the Company as Sy Kaye, founded the Company in 1967 and has been its Chief Executive Officer since that time.

     Mr. Ulezalka has been the Chief Financial Officer of the Company since August 4, 1995. Prior thereto he was Chief Financial Officer of Consultants for Architects, Inc. from April 1995 - August 1995, a financial consultant from April 1994 - April 1995, CFO, Vice President - Finance of ECCO Staffing Services, Inc. from March 1992 - April 1994.

     Mr. Wolf has been a Vice President of the Company since September 17, 1987 and has been an Executive Vice President of the Company's permanent placement division since 1974.

     Mr. Todd Kugler (who is known generally to clients and employees of the Company as Todd Kaye) has been employed by the Company since 1988. He became a Vice President of the Company and its temporary staffing division on November 23, 1995. Mr. Kugler is Sy Kaye's son.

     Mr. Gregg Kugler (who is known generally to clients and employees of the Company as Gregg Kaye) has been employed by the Company since 1983. He became a Vice President of the Company on August 12, 1993 and is President of its permanent placement division. Mr. Kugler is Sy Kaye's son.

     Mr. Silver has been Vice President - Administration/Human Resources of the Company since November 1987. Mr. Silver also served as Secretary of the Company from December 1991 until May 1998.

     Mr. Eric Kugler (who is known generally to clients and employees of the Company as Eric Kaye) has been employed by the Company since April, 1994. He became Vice President of Corporate Development in April, 1994 and became Secretary of the Company in May 1998. Mr. Kugler is Sy Kaye's son.

     Mr. Wolfson, a certified public accountant, is Senior Vice President, Chief Financial Officer and a director of Concord Fabrics, Inc., New York, New York, which develops, designs, styles and produces woven and knitted fabrics for sale to clothing manufacturers and fabric retailers. He has been employed by that corporation since 1966, has been an officer and a director since 1973 and was first elected to his present offices in 1981.

     Mr. Fischer is a member of the Board of Trustees of Brooklyn Law School. He is an attorney and is Vice Chairman and a member of the Board of Directors of the Berkshire Bank, New York. Mr. Fischer was counsel to the law firm of Warshaw Burstein Cohen Schlesinger & Kuh from 1986 to 1997.

     Mr. Simon served as the Chairman of the Board and President of First Central Financial Corporation and First Central Insurance Company from August 1985 and August 1980, respectively, through February, 1997, at which time he resigned from such positions. Mr. Simon is counsel to the law firm of Dienst & Serrins, LLP and also serves as a consultant to DBP International, an international freight forwarding operation and to Simon Agency NY, Inc., a managing general insurance agency. Mr. Simon also serves as Secretary of the Board of Trustees of Brookdale University Hospital and Medical Center.

     Mr. Sperling was President of Finity Apparel Group from 1997 to 1998, when he retired. He was President and Vice Chairman of Norton McNaughton from 1981 to 1997. Finity and Norton McNaughton are makers of fine moderately priced women's sportswear, dresses and casual knitwear. Mr. Sperling was a founder of Norton McNaughton.

                                                 SCHEDULE II

June 16, 1999



To The Board of Directors
   Winston Resources, Inc.


Gentlemen:

We understand that Winston Resources, Inc. ("Winston Resources" or the "Company") is making an offer to purchase all of the shares of common stock of the Company not owned by Seymour Kugler and members of his family at a price of $4.625 per share. Such transaction is referred to herein as the "Transaction." It is our understanding that the Board of Directors of the Company has formed a special committee (the "Committee") to consider certain matters relating to the Transaction. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") has been retained to act as financial advisors to the Committee, and to provide an opinion (the "Opinion") as to whether the Transaction is fair, from a financial point of view, to the Company's public stockholders (the "Public Stockholders").

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed the Company's audited financial statements on Form 10-K for the three fiscal years ended December 31, 1998, the Form 10-Q for the fiscal quarter ended March 31, 1999, and an internally prepared income statement for the four months ended April 30, 1999, which the Company's management has identified as being the most current financial statements available;

     2. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

     3.   visited certain business offices of the Company;

     4. reviewed forecasts and projections dated May 24, 1999 prepared by the Company's management with respect to the Company for the year ended December 31, 1999;

     5. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

     6. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

     7. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

The Company, like other companies and any business entities analyzed by Houlihan Lokey or which are otherwise involved in any manner in connection with this Opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000 (the "Y2K Issue"). In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Y2K Issue, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to the Company's efforts to make its systems, or any other systems (including its vendors and service providers), Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Y2K Issue on the matters set forth in this Opinion.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Public Stockholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                                                   SCHEDULE III

                                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Section 262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of such stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to section 251 (other than a merger effected pursuant to section 251(g) of this title), section 252, section 254, section 257, section 258, section 263 or section 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of section 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for the approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each
stockholder  of  each  constituent   corporation  who  has  complied  with  this
subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to section 228 or 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the

Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (l) From and after the effective date of the merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   SCHEDULE IV

                    ANNUAL REPORT ON FORM 10-K OF THE COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 1998.

                                   SCHEDULE IV




                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                      FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the fiscal year ended December 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [Fee Required]

For the transition period ________________________ to _________________________

                                Commission File No. 1-9629

                                   WINSTON RESOURCES, INC.
                      (Name of small business issuer in its charter)

         Delaware                                               13-3134278
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)

   535 Fifth Avenue, New York, New York                         10017
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number, including area code:  (212) 557-5000

Securities registered pursuant to Section 12(b) of the Exchange Act:

                                                          Name of Each Exchange
Title of Each Class                                       on which Registered

Common Stock, $.01 par value                             American Stock Exchange

Securities registered under Section 12(g) of the Exchange Act:  None


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__    No _____

         Indicate by check mark if disclosure of delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         On March 19, 1999, (i) the aggregate market value of Common Stock held by non-affiliates of the registrant was approximately $4,387,115 and (ii) there were 3,228,521 shares of Common Stock outstanding.

                      DOCUMENTS INCORPORATED BY REFERENCE

         (i) Part III, Definitive Proxy Statement of the registrant to be filed with the Commission on or before April 30, 1999.

                                                          PART I

Item 1.           Business

          Winston Resources, Inc., a Delaware corporation (the "Company"), is the successor to a personnel recruitment and placement service business founded in 1967. The Company and its subsidiaries (collectively, the "Company" or the "Winston Companies") together provide a wide range of personnel supply services to businesses, institutions and governmental agencies, through their own offices and through offices operated by independent franchisees under licenses from the Company. The Company also provides recruitment advertising services to businesses and other institutions.

          Through its own offices, the Company recruits and places employees in entry-to-high-level permanent salaried positions in the New York City metropolitan area (consisting of New York City, Nassau, Suffolk and Westchester Counties, New York and parts of northern New Jersey and southern Connecticut) and in the Fort Lauderdale area of Florida. Such services are provided on a contingent fee basis under which the Company collects a fee only if it successfully places a job candidate with a client. Through its Fisher- Todd Associates division, the Company also provides services for business and industry clients across the United States, recruiting upper level executives on a retainer fee basis and on a contingency fee basis.

          The Company also supplies temporary employees with professional, secretarial, clerical, medical, allied health, nursing, light industrial, information technology and word processing skills, to business clients and governmental agencies in the New York City, Long Island and New Jersey areas, as well as in Florida's Fort Lauderdale area. Temporary employees perform services at the client's premises under the client's supervision and direction. For each temporary employee, the client is charged an hourly rate that includes the employee's direct labor rate, associated labor costs (such as payroll taxes and insurance) and a mark-up to cover the Company's overhead and profit.

          In addition to services furnished through its own offices, the Company licenses independent franchisees to provide personnel services under the trade names and service marks owned by the Company. Franchisees of the Company provide permanent placement and executive search services under the name "Roth Young", permanent personnel recruitment and placement services under the names "Division 10", "Alpha" and "Winston Personnel" and temporary office support personnel under the names "Division 10 Temps" and "Alpha Temps" in a total of sixteen cities and towns across the United States.


          The Company does not have any client which accounts for more than ten percent of its net revenues.

          Permanent Recruitment  and  Placement  Services

          The  Company   provides   recruitment   and  placement   services  for
entry-level to high-level professional and management positions at all salary levels on a contingent fee basis.

          The Company employs placement counselors who specialize in recruiting and placing job candidates in particular industries or professions. The Company provides permanent placement services in all major industries, however, the Company primarily recruits and places personnel with skills in accounting, finance, office support, information technology and health care services and recruits and places executives and professionals with skills in banking, insurance, publishing, real estate, securities, human resources, marketing and market research, management services, corporate facilities and architecture, as well as lawyers and paralegals.

          The Company creates and maintains a data-base of qualified job candidates based on interviewing and screening procedures. Upon receiving a job order from a client, the Company attempts to match the specifications required by the client with qualified candidates from its data base and also recruits additional qualified candidates. It then arranges interviews between the client and qualified candidates. If the Company successfully places a candidate, it charges a fee as a percentage of the candidate's estimated annual salary for the first year of his or her employment. The fees are always paid by the employer.

          During the year ended December 31, 1998, the Company placed applicants in permanent positions with approximately 700 clients. Approximately fifty percent of the Company's contingent fee permanent placement clients during that year were repeat customers.

          Through its Fisher-Todd Associates (executive search) division, the Company specializes in recruiting executives to meet specific requirements of clients on both a contingent and retainer basis. Fisher- Todd Associates specializes in recruiting candidates for upper level executive positions, generally at salaries in excess of $65,000 per year. The division employs recruiting specialists who work closely with each client to define the requirements of the position and establish candidate specifications. The Company then contacts appropriate candidates who are identified through extensive research, networking, data base searches and, where required, advertisements. Such candidates are screened through interviews and other procedures and those most qualified are referred to the clients. The Company assists the client in evaluating each candidate, in determining an appropriate compensation package and, in some cases, negotiating the final agreement.

          Temporary Staffing Services

          The Company furnishes to businesses, on a temporary basis, the services of individuals with accounting, legal and paralegal, banking, secretarial, clerical, office support, word processing, informational technology, health care, light industrial and other professional skills. Temporary staffing assignments usually last from one day to several months, and often longer. Such assignments are generally made to fill vacancies in a client's permanent work force or to supplement the client's normal work force to meet peak work loads, handle special projects or provide special expertise. In all cases, the work is performed at the client's facilities under the client's supervision and direction. The client is charged an hourly rate comprised of the direct labor rate of the personnel provided, associated labor costs (such as payroll taxes and insurance) and a mark-up to cover the Company's overhead and profit. All employees on temporary assignment to the Company's clients are on the Company's payroll only during the periods of their assignments. Clients that hire a temporary employee on a permanent basis pay a fee to the Company.

          By using the Company's temporary staffing services, clients are able to shift to the Company the cost and inconvenience associated with the employment of temporary personnel, including advertising, interviewing, screening, testing, record keeping, payroll taxes and insurance. The Company is able to absorb such costs more effectively than its clients because its employees, once recruited, are generally assigned to a succession of temporary positions with different clients.

          The Company screens its temporary personnel through personal interviews, testing, certificate and licensing verification and other procedures and maintains continuously updated records on job performance. These procedures enable it to classify its temporary personnel by preference for job location, hours of employment and work environment and by suitability for particular types of assignments. Persons who do temporary work usually are registered with more than one temporary help firm at any one time.

          During 1998, the Company provided the services of temporary employees to approximately 1400 clients. The Company believes that a majority of the clients to whom it supplied temporary staffing during 1998 were repeat customers.

          Franchise Operations

          The Company also has eighteen franchised offices which provide permanent placement and executive search services under the name "Roth Young", permanent recruitment and placement services under the names "Division 10", "Alpha" and "Winston Personnel", and temporary office support personnel under the names "Division 10 Temps" and "Alpha Temps".

          At March 19, 1999, there were fourteen Roth Young, one Division 10, one Division 10 Temps, one Alpha and one Winston franchise in a total of sixteen cities in the United States.

          All franchisees operate their businesses autonomously, subject to the requirements of their respective franchise agreements. The agreements provide for monthly payments of royalties to the Company based on the franchise's cash collections and generally cover a specified term renewable at the franchisee's option. Each franchisee pays the Company royalties for the license of the Company's know-how and tradenames. The Company is not currently actively engaged in the marketing of new franchises and has no current plans to do so.

          Franchisees operating under Roth Young licenses generally provide permanent placement and executive search services, principally to the food, drug, hospitality, retail and health care industries, although licensees are encouraged to expand their services to other industries.

          The Company believes that its relationship with its independent franchisees generally is satisfactory.

          Recruitment Advertising

          The Company's recruitment advertising division places recruitment advertisements in publications on behalf of the Company, the Company's clients and other third parties. The Company believes that the services offered by this division enhances its competitive position in the temporary staffing and permanent placement markets by broadening the scope of the services it offers to clients. For the year ended December 31, 1998, the Company served approximately 250 clients through this division.

          Marketing

          The Company's marketing efforts for its temporary staffing services and for most permanent recruitment and placement services are largely concentrated within the areas contiguous to its offices. The services of the Company's executive search division are marketed nationally. The Company relies primarily on telephone and direct visit solicitation to existing and prospective clients and, to a lesser extent, on direct mail, and advertising.

          Recruiting

          The Company recruits qualified applicants for permanent positions and temporary employees primarily through direct recruitment, referrals from other applicants and newspaper advertising.

          Competition

          The staffing industry is highly competitive, with clients generally using more than one company to satisfy their personnel requirements. In the permanent recruitment and placement market, the Company and its franchisees compete with numerous local and regional firms and, to a lesser extent, a small number of national firms. In the temporary staffing industry there is intense competition from national temporary staffing service firms as well as from local and regional firms. All of the national and many of the regional firms have substantially greater resources than the Company.

          The principal competitive factors in the personnel services industry are the availability and quality of permanent job applicants and temporary staff, the level and integrity of the service provided by individual offices and, to varying degrees, the prices of such services. The Company believes that its ability to offer a fully integrated personnel service, providing temporary help, permanent recruitment and placement services, executive recruitment and recruitment advertising, enhances its competitive position in those markets.

          Regulation

          The Company's operations are, in some states, subject to state laws and regulations which may require employment agencies and/or temporary help services to be licensed. The principal requirements of such laws and regulations are satisfactory prior experience and good moral character. The Company has obtained all necessary licenses and registrations in the states where it conducts business.

          Trademarks and Service Marks

          The Company owns a number of trademarks, service marks and tradenames, including the names, "Winston", "Winston Resources", "Winston Personnel" (with its logo consisting of a sunburst design and stylized letter W), "Win-Temps", "Roth Young" and "Division 10", which are registered with the U.S. Patent and Trademark Office.

          Employees

          At December 31, 1998, the Company employed approximately 123 permanent employees, including 39 placement counsellors for its permanent placement services, in its headquarters and branch offices, not including temporary employees on assignment to clients. The Company is responsible for all workers' compensation and disability insurance, state and Federal unemployment taxes, social security taxes, and fringe benefits for its temporary employees. As a service business, the Company depends to a material degree on its ability to hire and retain skilled and motivated personnel.

Item 2.           Properties

          The Company leases a total of approximately 19,000 square feet in an office building at 535 Fifth Avenue, New York, New York. The lease was entered into in August 1990 and renegotiated in 1992, 1993 and 1997, and expires in 2003. The Company also leases office space in Rutherford, Edison and Parsippany, New Jersey, in Westbury, New York and in Fort Lauderdale, Florida, under leases expiring between 1999 and 2002.

Item 3.           Legal Proceedings

          NONE

Item 4.           Submission of Matters to a Vote of Security Holders

          No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended December 31, 1998.

                                                          PART II

Item 5.    Market for Registrant's Common Equity and Related Stockholder Matters

          The Common Stock of the Company is traded principally on the American Stock Exchange (ticker symbol "WRS"). The following table shows, for each quarter of the Company's last two fiscal years and through March 19, 1999, the high and low sales prices of the common stock of the Company as reported on the American Stock Exchange.

                                                                          Price Range
                                                               High                            Low

1999

First Quarter                                              $   3 3/4                      $   2 1/2

1998

First Quarter                                              $   6 3/8                      $   4 1/2
Second Quarter                                                 6 9/16                         5 1/8
Third Quarter                                                  6 1/4                          4 1/2
Fourth Quarter                                                 4 3/8                          3 1/4

1997

First Quarter                                              $   4 1/4                      $   3 1/8
Second Quarter                                                 4                              3 1/8
Third Quarter                                                  6 3/8                          3 3/8
Fourth Quarter                                                 6 3/4                          5 1/4




          The Company had 108 holders of record of its common stock on March 19, 1999.

          The Company has never paid a cash dividend on the Common Stock and anticipates that for the foreseeable future, earnings will be retained for use in its business.

Item 6.  Selected Financial Data


                                                                         Year ended December 31,
                                                    1998               1997            1996             1995            1994
Income Statement Data:
                                                                      (In thousands, except for per share data and number of shares)
Combined sales:
  By Company offices                              $60,466           $48,986          $39,247          $30,657        $23,822
  By franchise                                      3,193             2,586            2,957            4,175          6,403
      Total combined sales                         63,659            51,572           42,204           34,832         30,225

Net revenue*                                       60,850            49,199           39,390           30,989         24,297
Income (loss) from operations                       3,204             2,547            1,585         (401)(1)            865
Net income (loss)                                   1,829             1,444            1,138         (432)(1)            636
Basic earnings (loss) per common share                .57               .45              .37            (.15)            .22
Diluted earnings (loss) per share                     .52               .41              .34            (.15)            .20
Weighted average shares - basic                 3,220,473         3,191,825        3,065,719        2,917,662      2,913,886
Weighted average shares - diluted               3,523,266         3,488,180        3,323,679        2,917,662      3,152,530

*Represents sales by Company, income from franchises and other income

(1) Includes one-time write off of restrictive covenant costs and related assets associated with franchise operations of $1.1 million


                                                                                    Year ended December 31,
                                                    1998              1997             1996              1995           1994
Balance Sheet Data:
                                                                         (In thousands, except for per share data)

Working capital                                    $6,296            $4,696           $3,248          $ 3,028         $2,201
Total assets                                       12,919             9,451            8,438            7,146          7,123
Long-term debt                                         17                35               51              606            579
Stockholders' equity                                7,287             5,404            3,862            2,654          3,055
Stockholders' equity per share                       2.26              1.68             1.22              .91           1.05



Quarterly Financial Data (Unaudited)

                                      Quarter                   Quarter           Quarter                   Quarter
                                      ended                     ended             ended                     ended
                                      March 31,                 June 30,          September 30,             December 31,
                                      1998                      1998              1998                      1998

Revenue                             $ 14,409,000             $ 15,098,000       $ 14,823,000              $ 16,520,000
Operating expenses                    13,765,000               14,290,000         13,992,000                15,599,000
Net income                               355,000                  445,000            458,000                   571,000
Basic earnings per share                    0.11                     0.14               0.14                      0.18
Diluted earnings per share                  0.10                     0.13               0.13                      0.16


                                      Quarter                   Quarter           Quarter                   Quarter
                                      ended                     ended             ended                     ended
                                      March 31,                 June 30,          September 30,             December 31,
                                      1997                      1997              1997                      1997

Revenue                             $ 10,782,000             $ 11,837,000       $ 13,434,000              $ 13,146,000
Operating expenses                    10,371,000               11,220,000         12,711,000                12,350,000
Net income                               226,000                  343,000            408,000                   467,000
Basic earnings per share                    0.07                     0.11               0.13                      0.15
Diluted earnings per share                  0.07                     0.10               0.12                      0.13


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

             Results of Operations

             1998 Compared to 1997

          Revenues increased by approximately $11,651,000 or 24% to $60,850,000 as compared to $49,199,000 in 1997. The increase is primarily due to the increase in temporary staffing revenues of 31% and permanent placement revenues of 3%, as compared to 1997.

          Operating expenses increased approximately 24% as compared to 1997. Compensation and other benefits increased approximately 28% mainly due to increased compensation and compensation related costs associated with the increase in revenues. Selling, general and administrative expenses increased 6% due to additions to the sales force, commissions related to increased revenues and other costs related to maintaining the Company' branch operations.

          Interest expense decreased during 1998 as a result of there being no borrowings under the Company's credit facility when compared to 1997.

          The effective tax rate was approximately 44% for the twelve month period ended December 31, 1998 and December 31, 1997.

          Net income for the twelve month period ended December 31, 1998 was approximately $1,829,000 or $.57 basic earnings per common share and $.52 diluted earnings per common share as compared to a net income of approximately $1,444,000 or $.45 basic earnings per common share and $.41 diluted earnings per common share for the prior year. The increase in net income and earnings per share is primarily due to increased revenues, partially offset by the related increases in operating expenses.

          1997 Compared to 1996

          Revenues increased by approximately $9,809,000 or 25% to $49,199,000 as compared to $39,390,000 in 1996. The increase is primarily due to the increase in temporary staffing revenues of 31% and permanent placement revenues of 14%, as compared to 1996.

          Operating expenses increased approximately 23% as compared to 1996. Compensation and other benefits increased approximately 28% mainly due to increased compensation and compensation related costs associated with the increase in revenues. Selling, general and administrative expenses increased 6% due to additions to the sales force and commissions related to increased revenues and advertising, and other costs related to maintaining the Company's branch operations.

          Interest expense decreased during 1997 due mainly to the lower average balance on borrowings under the Company's credit facility when compared to 1996.

          The effective tax rate was 44% for the twelve month period ended December 31, 1997 as compared to 22% in 1996. The lower prior year rate was attributable to an income tax benefit as a result of a reduction in the valuation allowance for certain deferred tax assets that were determined to be realizable.

          Net income for the twelve month period ended December 31, 1997 was approximately $1,444,000 or $.45 basic earnings per common share and $.41 diluted earnings per common share as compared to a net income of approximately $1,138,000 or $.37 basic earnings per common share and $.34 diluted earnings per common share for the prior year. The increase in net income and earnings per share is primarily due to increased revenues, partially offset by the related increases in operating expenses and increase in effective tax rate.

          Liquidity and Capital Resources

          Cash provided by operating activities was $1,913,000 in 1998. In addition to net income, cash flow from operating activities was affected by an increase in accounts receivable due to the significant growth in revenues offset by increased accounts payable, accrued expenses and income taxes payable. In 1997, cash generated from operating activities was $190,000. Working capital on December 31, 1998 was approximately $6,296,000 as compared to $4,696,000 on December 31, 1997. Cash used in investing activities was $316,000 due to the purchase of property and equipment and financing activities provided cash of $5,000 (exercise of options offset by the repayment of capital lease obligations) in 1998. The Company has no material commitments for capital expenditures during 1999.

          The Company has a secured credit facility providing for short-term advances to a maximum of $6,000,000 based on up to 80% of eligible accounts receivable, as defined under which no amounts are outstanding.

          Management believes that the cash available from the Company's credit facility and cash from its operations will be sufficient to support current operations and any currently foreseeable increase in activities.

          Inflation

          To date, the impact of inflation and changing prices on the Company's business has been minimal. The Company charges its customers fixed percentages of the salaries and wages of permanent and temporary employees, which causes its fee income to increase proportionately as salary and wages increase.

          Year 2000 Issues

          The Company has assessed its computer information systems and has taken necessary steps to ensure its systems are Year 2000 compliant. The Company's computer systems consultants have represented to the Company in writing that, as presently configured, the Company's systems are Year 2000 compliant. No special costs were incurred in order to make the systems compliant, and the cost of testing such compliance which was completed at December 31, 1998, was not material.

          The Company also is in the process of determining the extent to which it may be vulnerable to any failures by its service providers to resolve their own Year 2000 issues. The Company has initiated formal communications with such providers and, at this time, has received formal written responses from a number of such providers indicating that their systems are Year 2000 compliant. The Company is continuing to collect such responses and will be developing such contingency plans as it believes are warranted, based on such responses. At this time, the Company is unable to estimate the extent of any adverse impact from failure by these service providers with regard to Year 2000 compliance, and the nature by which their problems might materially affect the Company's business, financial condition or results of operations.

          The Company is currently implementing a contingency plan involving creation of a back-up computer capability as a result of which all of its systems and files will be redundant so that if its principal offices in New York City become inaccessible, its operations may be conducted from other Company offices located in New Jersey. Such contingency plan should be implemented during the first half of 1999.

          Failure by the Company to eliminate Year 2000 problems could result in a possible failure or miscalculations, causing disruption of operations. Under a worst case scenario, such problems would be addressed by manually processing data and transactions. However, this would cause delays and additional costs to the administrative process. Further contingency plans are being developed to address this issue.

          Based upon the current information, the Company does not anticipate that, in the aggregate, costs associated with the Year 2000 issue will have a material financial impact. However there can be no assurances that, despite the steps taken by the Company to insure that it and its customers and vendors are Year 2000 compliant, there will not be interruptions or other limitations of systems functionality or that the Company will not incur significant costs to avoid such interruptions or limitations. The Company's expectations about future costs associated with the Year 2000 issue are subject to uncertainties that could cause actual events to have a greater financial impact than currently anticipated. Factors that could influence the amount and timing of future costs include unanticipated vendor delays, technical difficulties, the impact of tests of vendors' and customers' systems and similar events. If, despite the Company's efforts under its Year 2000 planning, there are Year 2000-related failures that create substantial disruptions to the Company's business, the adverse impact on the business could be material.

          Market Risk and Risk Management Policies

          The Company currently does not have exposure to market risk. The Company will develop policies and procedures to manage market risk in the future as deemed necessary.

          Impact of Recently Issued Accounting Standards

          In June 1998 the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new Statement effective January 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

          Forward-Looking Statements

          This report contains forward-looking statements and information that is based on management's beliefs and assumptions, as well as information currently available to management. Such beliefs and assumptions are based on, among other things, the Company's operating and financial performance over recent years and its expectations about its business for the current fiscal year. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such statements are subject to certain risks, uncertainties and assumptions, including, but not limited to, the possibility that (a) prevailing economic conditions may significantly deteriorate, thereby reducing the demand for the Company's services, (b) the Company might experience a significant deterioration in its collection of accounts receivable and (c) regulatory or legal changes might affect an employer's decision to utilize the Company's services, although none of such risks is anticipated at the present time. Should one or more of these or any other risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected.

Item 8.      Financial Statements and Supplementary Data

          See Item 14 for a list of Winston Resources, Inc. and Subsidiaries Financial Statements and Schedules filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

             None.

                                                         PART III

Item 10.                   Directors and Executive Officers of the Registrant

          The information required by this item is incorporated herein by reference to the material under the caption "ELECTION OF DIRECTORS" in the Company's definitive Proxy Statement to be filed on or before April 30, 1999 (the "1999 Proxy Statement").

Item 11.     Executive Compensation

          The information required by this term is incorporated herein by reference to the material under the caption "EXECUTIVE COMPENSATION" in the 1999 Proxy Statement.

Item 12.     Security Ownership of Certain Beneficial Owners and Management

          The information required by this item is incorporated herein by reference to the material under the caption "ELECTION OF DIRECTORS" in the 1999 Proxy Statement.

Item 13.     Certain Relationships and Related Transactions

          The information required by this item is incorporated herein by reference to the material under the caption "ELECTION OF DIRECTORS - Certain Transactions" in the 1999 Proxy Statement.

                                                          PART IV

Item 14.     Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)1,2 The information required by this subsection of this Item is presented in the index to the Financial Statements on Page F-1

                                    Form 10-K - Item 14 (a) (1) and (2)

                                 Winston Resources, Inc. and Subsidiaries

                                    List of Financial Statements and
                                     Financial Statement Schedules


The following consolidated financial statements of Winston Resources, Inc. and Subsidiaries are included in Item 8:


Report of Independent Auditors.......................................................................  F-2

Consolidated Balance Sheets - December 31, 1998 and 1997.............................................  F-3
Consolidated Statements of Income - Years Ended
   December 31, 1998, 1997 and 1996..................................................................  F-4
Consolidated Statements of Stockholders' Equity - Years Ended
   December 31, 1998, 1997 and 1996..................................................................  F-5
Consolidated Statements of Cash Flows - Years Ended
   December 31, 1998, 1997 and 1996..................................................................  F-6
Notes to Consolidated Financial Statements...........................................................  F-7

The following consolidated financial statement schedule of Winston Resources, Inc.
   and Subsidiaries is included in Item 14 (a) (2):
Schedule II - Valuation and Qualifying Accounts....................................................... F-21

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instruction or are inapplicable and therefore have been omitted.

                                      Report of Independent Auditors

To the Board of Directors and Stockholders of Winston Resources, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Winston Resources, Inc. and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Winston Resources, Inc. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




                                   ERNST & YOUNG LLP
February 26, 1999

                                 Winston Resources, Inc. and Subsidiaries

                                       Consolidated Balance Sheets


                                                                                     December 31

                                                                                       1998             1997
                                                                          ----------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                     $2,047,000         $445,000
   Accounts receivable - trade, less allowances for doubtful
     accounts of $200,000 and $100,000                                            9,036,000        7,341,000
   Prepaid expenses and other current assets                                        118,000          227,000
   Securities available-for-sale                                                    455,000          392,000
                                                                          ----------------------------------
Total current assets                                                             11,656,000        8,405,000

Property and equipment, net                                                         649,000          540,000
Deferred income taxes                                                               234,000          185,000
Security deposits and other assets                                                  380,000          321,000
                                                                          ----------------------------------
Total assets                                                                    $12,919,000       $9,451,000
                                                                          ==================================

Liabilities and stockholders' equity
Current liabilities:
   Accounts payable and accrued expenses                                         $5,200,000       $3,668,000
   Capital lease obligations                                                         18,000           16,000
   Income taxes payable                                                             142,000           25,000
                                                                          ----------------------------------
Total current liabilities                                                         5,360,000        3,709,000

Deferred rent                                                                       255,000          303,000
Long-term portion of capital lease obligations                                       17,000           35,000
                                                                          ----------------------------------
Total liabilities                                                                 5,632,000        4,047,000

Commitments and contingencies

Stockholders' equity:
   Preferred stock - $100 par value: authorized 2,000,000 shares, no shares issued
   Common stock - $.01 par value: authorized 10,000,000 shares;
     issued and outstanding 3,228,121 shares (3,215,120 in 1997)                     32,000           32,000
   Additional paid-in capital                                                     4,456,000        4,435,000
   Retained earnings                                                              2,612,000          783,000
   Accumulated other comprehensive income                                           187,000          154,000
                                                                          ----------------------------------
Total stockholders' equity                                                        7,287,000        5,404,000
                                                                          ----------------------------------
Total liabilities and stockholders' equity                                      $12,919,000       $9,451,000
                                                                          ==================================


See accompanying notes.

                                 Winston Resources, Inc. and Subsidiaries

                                    Consolidated Statements of Income


                                                                              Year ended December 31

                                                                   1998               1997                1996
                                                            ----------------------------------------------------------

Revenue:
   Placement fees and related income                                $60,850,000        $49,199,000         $39,390,000

                                                            ----------------------------------------------------------

Operating expenses:
   Compensation and other benefits                                   48,191,000         37,735,000          29,414,000
   Selling, general and administrative                                9,455,000          8,917,000           8,391,000
                                                            ----------------------------------------------------------
                                                                     57,646,000         46,652,000          37,805,000
                                                            ----------------------------------------------------------

Income from operations                                                3,204,000          2,547,000           1,585,000
                                                            ----------------------------------------------------------

Other income (expense):
   Interest expense                                                     (5,000)           (36,000)           (187,000)
   Interest and other income                                             49,000             69,000              52,000
                                                            ----------------------------------------------------------
                                                                         44,000             33,000           (135,000)
                                                            ----------------------------------------------------------

Income before provision for income taxes                              3,248,000          2,580,000           1,450,000
Provision for income taxes                                            1,419,000          1,136,000             312,000
                                                            ----------------------------------------------------------
Net income                                                           $1,829,000         $1,444,000          $1,138,000
                                                            ==========================================================

Basic earnings per share                                                   $.57               $.45                $.37
                                                            ==========================================================

Diluted earnings per share                                                 $.52               $.41                $.34
                                                            ==========================================================


See accompanying notes.

                                     Winston Resources, Inc. and Subsidiaries

                                 Consolidated Statements of Stockholders' Equity

                                                Common Stock
                                               $.01 Par Value                            Retained         Accumulated
                                          ---------------------------    Additional      Earnings         Other
                                            Number                       Paid-in        (Accumulated      Comprehensive
                                            of Shares      Amount        Capital         Deficit)         Income           Total
                                         ------------------------------------------------------------------------------------------

Balance - December 31, 1995                 2,920,833       $29,000      $4,396,000       $(1,799,000)      $28,000     $2,654,000
   Exercise of common stock options           273,060         3,000         115,000                  -            -        118,000
   Retirement of treasury stock              (16,789)             -        (98,000)                  -            -       (98,000)
   Comprehensive income:
     Net income                                    -              -               -          1,138,000            -      1,138,000
     Unrealized gain on securities
     available-for-sale, net                       -              -               -                  -       50,000         50,000
                                                                                                                       -----------
Comprehensive income                                                                                                     1,188,000
                                         ------------------------------------------------------------------------------------------
Balance - December 31, 1996                3,177,104         32,000       4,413,000          (661,000)       78,000      3,862,000
   Exercise of common stock options           38,016              -          22,000                  -            -         22,000
   Comprehensive income:
     Net income                                    -              -               -          1,444,000            -      1,444,000
     Unrealized gain on securities
     available-for-sale, net                       -              -               -                  -       76,000         76,000
                                                                                                                       -----------
Comprehensive income                                                                                                     1,520,000
                                         ------------------------------------------------------------------------------------------
Balance - December 31, 1997                3,215,120         32,000       4,435,000            783,000      154,000      5,404,000

   Exercise of common stock options           13,001              -          21,000                  -            -         21,000
   Comprehensive income:
     Net income                                    -              -               -          1,829,000            -      1,829,000
     Unrealized gain on securities
     available-for-sale, net                       -              -               -                  -       33,000         33,000
                                                                                                                        ----------
Comprehensive income                                                                                                     1,862,000
                                        -------------------------------------------------------------------------------------------
Balance - December 31, 1998                3,228,121        $32,000      $4,456,000         $2,612,000     $187,000     $7,287,000
                                        ===========================================================================================

See accompanying notes.

                                 Winston Resources, Inc. and Subsidiaries

                                  Consolidated Statements of Cash Flows


                                                                                Year ended December 31

                                                                     1998               1997                1996
                                                              ----------------------------------------------------------
Cash flows from operating activities
Net income                                                             $1,829,000         $1,444,000          $1,138,000

Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Bad debt expense                                                     285,000             41,000             125,000
     Depreciation and amortization                                        207,000            172,000             129,000
     Deferred rent                                                       (48,000)           (47,000)            (29,000)
     Deferred tax (benefit) expense                                      (75,000)            224,000           (349,000)
     Changes in assets and liabilities:
       Accounts receivable                                            (1,980,000)        (1,527,000)           (164,000)
       Prepaid expenses and other current assets                          109,000             11,000              66,000
       Other assets                                                      (63,000)           (80,000)            (38,000)
       Accounts payable, accrued expenses and
         income taxes payable                                           1,649,000          (428,000)           1,364,000
                                                              ----------------------------------------------------------
Net cash provided by (used in) operating activities                     1,913,000          (190,000)           2,242,000
                                                              ----------------------------------------------------------

Cash flows from investing activities
Purchases of property and equipment                                     (316,000)          (401,000)            (87,000)
                                                              ----------------------------------------------------------

Cash flows from financing activities
Repayment on credit facility debt                                               -                  -         (1,182,000)
Proceeds from exercise of options                                          21,000             22,000              20,000
Repayment of capital leases                                              (16,000)           (54,000)            (69,000)
                                                              ----------------------------------------------------------
Net cash provided by (used in) financing activities                         5,000           (32,000)         (1,231,000)
                                                              ----------------------------------------------------------

Net increase (decrease) in cash and cash                                1,602,000          (623,000)             924,000
equivalents
Cash and cash equivalents - beginning of year                             445,000          1,068,000             144,000
                                                              ----------------------------------------------------------
Cash and cash equivalents - end of year                                $2,047,000           $445,000          $1,068,000
                                                              ==========================================================

Supplemental disclosures of cash flow
information
Cash payments for interest                                                 $5,000            $36,000            $176,000
                                                              ==========================================================
Cash payments for income taxes                                         $1,384,000         $1,405,000            $128,000
                                                              ==========================================================

Supplemental disclosures of noncash investing
   and financing activities
Retirement of treasury stock                                                   $-                 $-             $98,000
                                                              ==========================================================

See accompanying notes.

                                 Winston Resources, Inc. and Subsidiaries

                                Notes to Consolidated Financial Statements

                                            December 31, 1998




1. Principal Business Activity and Summary of Significant Accounting Policies

Business Activity

Winston Resources, Inc. and Subsidiaries (the "Company") provide a wide variety of temporary staffing specialties, permanent placement services, executive search recruitment, and recruitment advertising to the business community.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Winston Resources, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash and cash equivalents and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents with high credit quality financial institutions. Approximately 99% and 91% of cash and cash equivalents at December 31, 1998 and 1997, respectively, was on deposit at one financial institution.

The Company believes that its credit risk regarding accounts receivable is limited due to the large number of entities comprising the Company's customer base. In addition, the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts, where appropriate.

                                 Winston Resources, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies (continued)

Securities Available-for-Sale

Investments, which consist of common stocks, are stated at fair value as determined by quoted market price. The Company has classified its securities as investments available-for-sale pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, any unrealized gain or loss on the investments, net of deferred taxes thereon, is reported as a component of accumulated other comprehensive income.

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided on the straight-line and declining balance methods over the estimated useful lives of the assets.

Revenue Recognition

Permanent placement revenue is recognized when a candidate is accepted for employment. Provisions are made for estimated losses in realization (principally due to applicants not remaining in employment for the guaranteed period). Temporary placement revenue is recognized when the temporary personnel provide the services. Nonrefundable retainer revenue is recognized according to the terms of the search contract.

Advertising Costs

The  Company  expenses   advertising   costs  upon  the  first  showing  of  the
advertisements. Advertising expenses for the years ended December 31, 1998, 1997 and 1996 totaled approximately $952,000, $871,000 and $711,000, respectively.

                                 Winston Resources, Inc. and Subsidiaries

1. Summary of Significant Accounting Policies (continued)

Comprehensive Income

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. Statement 130 requires unrealized gains or losses on securities available-for-sale which, prior to adoption, were reported separately in stockholders' equity, to be included in other comprehensive income.

Segment Information

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. Statement 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information (see Note 10).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 Winston Resources, Inc. and Subsidiaries

2. Property and Equipment

Property and equipment consisted of the following:


                                                            December 31                    Estimated

                                                       1998               1997             Useful Life
                                               -----------------------------------------------------------


Furniture, fixtures and equipment                         $970,000           $804,000        3 to 7 years

Leasehold improvements                                     346,000            349,000       Life of lease
                                               ---------------------------------------
                                                         1,316,000          1,153,000
Less accumulated depreciation                              667,000            613,000
                                               ---------------------------------------
                                                          $649,000           $540,000
                                               =======================================


Included in property and equipment at December 31, 1998 are assets recorded under capital leases with a cost of approximately $216,000 and accumulated amortization of approximately $196,000. Amortization of assets recorded under capital leases is included with depreciation expense.

3. Financing Arrangements

a.   Credit Facility

     The Company has a secured credit facility providing for short-term advances to a maximum of $6,000,000, based on up to 80% of eligible accounts receivable, as defined. The Company pays interest on advances at the bank's alternate base rate, as defined, or at LIBOR plus 2.5% (7.5% and 8.5% at December 31, 1998 and 1997, respectively). The credit facility is collateralized by the accounts receivable of the Company and expires on October 31, 1999. The Company had no borrowings under this facility for the year ended December 31, 1998.

                                 Winston Resources, Inc. and Subsidiaries

3. Financing Arrangements (continued)

b.   Capital Lease Obligations

     The Company has leased telephone equipment, software and computer equipment under capital leases which are included in property and equipment (see Note
     2). The following is a schedule of the future minimum lease payments, together with the present value of the minimum lease payments as of December 31, 1998:

Year ending December 31:
   1999                                                                             $21,000
   2000                                                                              17,000
                                                                       ----------------------
Total                                                                                38,000
Less amount representing interest (effective rate 11%)                                3,000
                                                                       ----------------------
Present value of the minimum lease payments                                          35,000

Less current portion of capital lease obligations                                    18,000
                                                                       ----------------------
                                                                                    $17,000
                                                                       ======================

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

                                                                            December 31

                                                                     1998                  1997
                                                           -----------------------------------------------

Accounts payable - trade                                                 $739,000               $686,000

Accrued compensation and payroll taxes                                  3,003,000              1,750,000
Accrued commissions                                                     1,143,000                904,000
Other accrued expenses                                                    315,000                328,000
                                                           -----------------------------------------------
Total                                                                  $5,200,000             $3,668,000
                                                           ===============================================

                                                  F-11

                                 Winston Resources, Inc. and Subsidiaries

5. Income Taxes

The provision for income taxes consists of:


                                                                Year ended December 31

                                                        1998                1997                1996
                                               --------------------------------------------------------------
Current:
   Federal                                                 $952,000            $720,000            $535,000

   State and local                                          542,000             192,000             126,000
Deferred                                                   (75,000)             224,000           (349,000)
                                               --------------------------------------------------------------
                                                         $1,419,000          $1,136,000            $312,000
                                               ==============================================================

A reconciliation of the federal statutory tax rate to the actual effective rate is as follows:

                                                                 Year ended December 31

                                                         1998               1997                1996
                                                 ------------------------------------------------------------

Statutory rate                                                 34.0%              34.0%               34.0%

State and local income taxes, net of
  federal benefit                                               10.7                4.3                 4.8
Change in valuation allowance                                  (1.0)                1.8              (17.1)
Permanent differences                                            1.6                2.4                 1.8
Other                                                          (1.6)                1.5               (2.0)
                                                 ------------------------------------------------------------
                                                               43.7%              44.0%               21.5%
                                                 ============================================================

                                 Winston Resources, Inc. and Subsidiaries

5. Income Taxes (continued)

The deferred income taxes are comprised of the following:

                                                                                 December 31

                                                                               1998                1997
                                                                   ------------------------------------------
Assets
Provision for doubtful accounts                                                 $80,000             $40,000

Intangible assets written off                                                   230,000             224,000
Accrued rent                                                                    102,000             121,000
Net operating losses for state and local tax purposes                            91,000             127,000
                                                                   ------------------------------------------
Deferred tax asset                                                              503,000             512,000
                                                                   ------------------------------------------

Liabilities
Unrealized gain on securities                                                 (182,000)           (156,000)
Other                                                                          (30,000)            (44,000)
                                                                   ------------------------------------------
Deferred tax liability                                                        (212,000)           (200,000)
                                                                   ------------------------------------------
                                                                                291,000             312,000
Valuation allowance                                                            (57,000)           (127,000)
                                                                   ------------------------------------------
                                                                               $234,000            $185,000
                                                                   ==========================================


The  valuation  allowance  (decreased)  increased  by  ($70,000),   $52,000  and
$(333,000), respectively, during the years ended December 31, 1998, 1997 and 1996.

6. Commitments and Contingencies

Operating Leases

The Company leases office space under noncancelable operating leases which expire at various dates through 2003. These leases are subject to escalations for increases in real estate taxes and other expenses.

                                 Winston Resources, Inc. and Subsidiaries

6. Commitments and Contingencies (continued)

The aggregate future minimum lease payments required under these leases are as follows:


Year ending December 31:
  1999                                                                         $783,000
  2000                                                                          791,000
  2001                                                                          743,000
  2002                                                                          699,000
  2003                                                                          398,000
                                                                   ----------------------
Total                                                                        $3,414,000
                                                                   ======================

Rental expense under operating leases, including escalation charges for the years ended December 31, 1998, 1997 and 1996, approximated $839,000, $726,000 and $700,000, respectively.

Pursuant to one of the Company's leases, rent expense charged to operations differs from rent paid because of the effect of free rent periods and scheduled rent increases. Accordingly, the Company has recorded deferred rent payable of $255,000 and $303,000 at December 31, 1998 and 1997, respectively. Rent expense is calculated by allocating total rental payments, including those attributable to scheduled rent increases, on a straight-line basis, over the lease term.

The Company has been released from a portion of its rent obligation on certain premises which it had been subleasing through 2003; however, in the event of default by the sublessee, it would remain liable for the balance of the rent obligation which, at December 31, 1998, aggregated $464,000.

Executive Employment Agreement

An employment agreement with the chief executive officer expiring in August 2002 provides for an annual salary of approximately $446,000, plus incentive bonuses based on pre-tax income. In addition, the officer is entitled, under certain circumstances, to termination benefits.

                                 Winston Resources, Inc. and Subsidiaries

7. Retirement Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC") which provides that eligible employees may make contributions, subject to IRC limitations. The Company may choose to make contributions to the Plan in an amount determined by the Company at its discretion. No contributions were made for the years ended December 31, 1998 and 1997. The Company made a contribution to the Plan of $25,000 for the year ended December 31, 1996.

8. Stock Option Plans

Under the Company's 1996 Stock Plan (the "Plan") a committee of the Board of Directors is authorized to issue to officers, directors, key employees and consultants stock options (both incentive stock options ("ISOs") and nonqualified options), restricted stock and directors' options. In 1998, the number of options issuable under the Plan was increased from 400,000 to 800,000.

The Company also has an Incentive Program (the "Program") under which it may issue to officers, directors, key employees, and certain consultants stock options (both ISOs and nonqualified options), stock appreciation rights ("SARs") (in tandem with stock options or free-standing), restricted stock and directors' options issuable pursuant to a formula. Up to 575,000 shares are issuable under the Program either as outright grants or upon exercise of options or SARs awarded thereunder.

Directors of the Company who are not employees are eligible to participate solely in the nondiscretionary directors' option portion of the Program. All administrative powers of the Option Committee of the Broad of Directors (the "Committee") with respect to directors' options may be exercised, at the discretion of the Board of Directors, by an Alternate Committee comprised of persons not eligible to receive directors' options, one of whom must be a director. Moreover, in no event, may the number of shares subject to directors' options issuable to any qualified director in any year exceed 25,000.

                                 Winston Resources, Inc. and Subsidiaries

8. Stock Option Plans (continued)

The selection of participants from among employees and officers and the determination of the type and amount of awards (except as to the directors' options) is entirely within the discretion of the Committee. There is no limit on the number or amount of awards which may be granted to any one person under the Program, except that the fair market value (determined as of the date of grant) of shares with respect to which ISOs are first exercisable in any one year as to any participant may not exceed $100,000.

All options granted have five or ten year terms and vest and become fully exercisable at the end of three years of continued employment.

Restricted stock may be awarded under the Program either at no cost to the recipient or for such cost as specified by the grant. Unless waived in whole or in part by the Committee, once a holder of record of restricted stock ceases to be an employee, officer or director of the Company, all shares of restricted stock then held and still subject to restriction will be forfeited by such holder and reacquired by the Company.

The Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its stock options under the fair value method estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996 (no options were granted in 1998), risk-free interest rates of 5.6% in 1997 and 5.9% to 6.0% in 1996; volatility factors of the expected market price of the Company's common stock of .72 and .75. The weighted-average expected life of the options is three years. Dividends are not expected in the future.

                                 Winston Resources, Inc. and Subsidiaries

8. Stock Option Plans (continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                              1998               1997                 1996
                                                      ------------------------------------------------------------

Pro forma net income                                          $1,712,000          $1,363,000            $979,000

Pro forma basic income per share                                    $.53                $.43                $.32
Pro forma diluted income per share                                  $.50                $.40                $.30



Stock option activity is summarized as follows:

                                                                                                   Weighted-
                                                                                                    Average
                                                                            Shares               Exercise Price
                                                                  ---------------------------------------------

Balance at January 1, 1996                                                    518,317                    $.97
   Granted                                                                    304,500                   $2.14
   Exercised                                                                (273,060)                    $.43
   Cancelled                                                                  (5,107)                    $.43
                                                                  ---------------------------------------------
Balance at December 31, 1996 (137,759
   exercisable at option prices $.4875 to $2.20)                              544,650                   $1.90
     Granted                                                                  113,500                   $5.34
     Exercised                                                               (38,016)                    $.58
     Cancelled                                                                (2,124)                    $.85
                                                                  ---------------------------------------------
Balance at December 31, 1997 (272,938 exercisable
   at option prices $.4375 to $5.775)                                         618,010                   $2.62
     Exercised                                                               (13,001)                   $1.63
     Cancelled                                                                  (333)                   $1.50
                                                                  ---------------------------------------------
Balance at December 31, 1998 (428,396 exercisable
   at option prices $.4375 to $5.775)                                         604,676                   $2.64
                                                                  =============================================

                                                  F-17

                                 Winston Resources, Inc. and Subsidiaries

8. Stock Option Plans (continued)

The weighted average fair value of options granted during 1997 and 1996 was $2.03 and $1.07, respectively. The exercise prices for options outstanding as of December 31, 1998 ranged from $.4375 to $5.775. The weighted average remaining contractual life of those options is 6.63 years.

At December 31, 1998, 432,850 options are available for grant.

9. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                             1998                 1997                 1996
                                                    ----------------------------------------------------------------
Numerator:
   Net income                                                 $1,829,000           $1,444,000           $1,138,000

                                                    ----------------------------------------------------------------
Denominator:
   Denominator for basic earnings per
     share-weighted-average shares                             3,220,473            3,191,825            3,065,719
   Effect of dilutive securities:
     Stock options                                               302,793              296,355              257,960
                                                    ----------------------------------------------------------------
       Denominator for diluted earnings
         per share-adjusted weighted-
         average shares and assumed                            3,523,266            3,488,180            3,323,679
         conversions
                                                    ----------------------------------------------------------------
Basic earnings per share                                            $.57                 $.45                 $.37
                                                    ================================================================
Diluted earnings per share                                          $.52                 $.41                 $.34
                                                    ================================================================

                                                  F-18

                                 Winston Resources, Inc. and Subsidiaries

10. Segment Information

The Company derives all of its revenues from businesses located in the United States and classifies its business into two fundamental areas: placement services and recruitment advertising. Placement services consist of the placement of temporary and permanent employees. Recruitment advertising consists of the placement of recruitment advertising on behalf of the Company, clients and other third parties.

The Company evaluates performance based on the segments' profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 2). Inter-segment sales and transfers are recorded at the Company's cost; there is no intercompany profit or loss on inter- segment sales or transfers.

                                                                   Year ended December 31, 1998
                                                      -------------------------------------------------------
                                                                Placement          Recruitment
                                                                 Services          Advertising           Total
                                                      -----------------------------------------------------------

Placement fees and related income                             $55,259,000         $6,423,000         $61,682,000
Inter-segment placement fees and related                           71,000            761,000             832,000
   income
Interest expense                                                    5,000                  -               5,000
Depreciation and amortization                                     195,000             12,000             207,000
Income tax expense                                              1,407,000             12,000           1,419,000
Segment profit                                                  1,814,000             15,000           1,829,000
Segment assets                                                 12,330,000            589,000          12,919,000
Expenditures for long-lived assets                                299,000             17,000             316,000


                                                                   Year ended December 31, 1997
                                                      -------------------------------------------------------
                                                                Placement          Recruitment
                                                                 Services          Advertising           Total
                                                      -----------------------------------------------------------

Placement fees and related income                             $43,684,000         $6,239,000         $49,923,000
Inter-segment placement fees and related                           27,000            697,000             724,000
   income
Interest expense                                                        -             36,000              36,000
Depreciation and amortization                                     163,000              9,000             172,000
Income tax expense                                              1,081,000             55,000           1,136,000
Segment profit                                                  1,376,000             68,000           1,444,000
Segment assets                                                  8,959,000            492,000           9,451,000
Expenditures for long-lived assets                                392,000              9,000             401,000

                                                  F-19

                                 Winston Resources, Inc. and Subsidiaries

10. Segment Information (continued)

                                                                   Year ended December 31, 1996

                                                               Placement          Recruitment
                                                                Services          Advertising           Total
                                                      -----------------------------------------------------------

Placement fees and related income                             $34,230,000         $5,768,000         $39,998,000
Inter-segment placement fees and related                           40,000            568,000             608,000
   income
Interest expense                                                  172,000             15,000             187,000
Depreciation and amortization                                     122,000              7,000             129,000
Income tax expense (benefit)                                      336,000           (24,000)             312,000
Segment profit (loss)                                           1,226,000           (88,000)           1,138,000
Segment assets                                                  7,858,000            580,000           8,438,000
Expenditures for long-lived assets                                 82,000              5,000              87,000


                                 Winston Resources, Inc. and Subsidiaries

                              Schedule II - Valuation and Qualifying Accounts

                     Column A                          Column B              Column C              Column D              Column E
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Additions
                                                      Balance at            Charged to                                  Balance at
                                                     the Beginning           Costs and                                      End
                                                     of the Period           Expenses             Deductions             of Period
------------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1998
Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts                       $100,000              $285,000          $185,000 (1)              $200,000

Year ended December 31, 1997
Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts                       $109,000               $41,000           $50,000 (1)              $100,000

Year ended December 31, 1996
Reserves and allowances deducted
   from asset accounts:
    Allowance for doubtful accounts                        $82,000              $125,000           $98,000 (1)              $109,000



Uncollectible accounts written off, net of recoveries.

(a)3                Exhibits

Exhibit No.                         Description

* 3.1.1 Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of Delaware on April 6, 1987 [Registration Statement No. 33-14913, Exhibit 3.1]

* 3.1.2 Agreement and Plan of Merger dated as of April 15, 1987, between Winston Resources, Inc. (New York) and the Company, as filed with the Secretary of State of Delaware on April 20, 1987 [Registration Statement No. 33-14813, Exhibit 3.2]

* 3.1.3             Certificate   of  Amendment  of  Restated   Certificate   of
                    Incorporation of the Company, as filed with the Secretary of State of Delaware on June 11, 1993 [Form 10-KSB (1993)]

* 3.1.4 Composite Copy of Restated Certificate of Incorporation of the Company, as amended [Form 10-K (1987), Exhibit 3.3]

* 3.2               By-laws  of the  Company,  as  amended  June 11,  1993 [Form
                    10-KSB (1993)]

* 9                 Stockholders'  Voting  Agreement,  dated June 8, 1987, among
                    Seymour   Kugler,    Alec   Peters   and   Melvin   Winograd
                    [Registration Statement No. 33-14913, Exhibit 9]

10.1 Amended and Restated Employment Agreement, dated January 1, 1997, between the Company and Seymour Kugler

* 10.2 Supplemental Excess Profit Sharing Plan, dated December 12, 1984 [Registration Statement No. 33-14913, Exhibit 10.3]

* 10.3 Incentive Program of the Company [Registration Statement on Form S-8 No. 33- 37476, Exhibit 4]

____________________
*  Incorporated by reference and not filed herewith.

Exhibit No.                   Description

* 10.4              Winston   Resources,   Inc.  1996  Stock  Plan  [1996  Proxy
                    Statement, Exhibit A]

* 10.5              Agreement  of  Lease,  dated  as  of  August  8,  1990  (the
                    "Lease"), between Nineteen New York Properties Limited Partnership, and the Company, as tenant [Form 10- K (1990),
                    Exhibit 10.11]

* 10.6 First Amendment of Lease dated as of March 1, 1992, between Nineteen New York Properties Limited Partnership and the Company [Form 10-KSB (1992), Exhibit 10.6]

* 10.7 Second Amendment of Lease dated as of January 29, 1993, between Nineteen New York Properties Limited Partnership and the Company [Form 10-KSB (1992), Exhibit 10.7]

* 10.8 Third Amendment of Lease dated as of February 19, 1993, between Nineteen New York Properties Limited Partnership and the Company [Form 10-KSB (1992), Exhibit 10.8]

10.9 Fifth Amendment of Lease dated as of March 14, 1997 between 535 Fifth Avenue LLC (the successor in interest to Nineteen New York Properties Limited Partnership) and the Company, as tenant

10.10 Secured Line of Credit Agreement dated November 4, 1996 between Winston Resources, Inc. and The Bank of New York

10.11 Promissory Note dated November 26, 1996 made by Winston Resources, Inc. in favor of The Bank of New York

10.12 Security Agreement dated as of November 26, 1996 by and among Winston Resources, Inc., WIN-PAY, Inc., Winston Professional Staffing, Inc., Winston Cosmopolitan, Inc., Roth Young Personnel Services, Inc., Winston Personnel of Boca Raton, Inc., Winston Personnel Inc. of New Jersey, Winston Staffing Services, Inc. and The Bank of New York

10.13 Extension by The Bank of New York of term of Line of Credit through October 31, 1999

____________________
*  Incorporated by reference and not filed herewith.

Exhibit No.                   Description


22                  Subsidiaries of the Company:

                         Delta 10, Inc. (a New Jersey corporation)

                         Winston Personnel of Boca Raton, Inc. (a Florida corporation)

                         Winston Personnel, Inc. of New Jersey (a New Jersey corporation)

                         Winston Professional Staffing, Inc. (a New Jersey corporation)

                         Winston   Staffing   Services,   Inc.   (a   New   York
                         corporation)

                         WIN-PAY, Inc. (a New York corporation)

23.1                Consent of Ernst & Young LLP, independent auditors

27                  Financial Data Schedule


          (b) Reports on Form 8-K. No reports on Form 8-K have been filed during the quarter ended December 31, 1998.

SIGNATURES

          Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 25, 1999
                                                 WINSTON RESOURCES, INC.


                                                 By:  /s/ Seymour Kugler
                                                 Seymour Kugler, Chairman of
                                                 the Board and President

          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

    Signature


  /s/ Seymour Kugler                             Chairman of the Board and                March 25, 1999
  Seymour Kugler                                 President; Principal Executive
                                                 Officer; Director

  /s/ Jesse Ulezalka                             Chief Financial Officer                  March 25, 1999
  Jesse Ulezalka

  /s/Gregg Kugler                                Director                                 March 25, 1999
  Gregg Kugler

  /s/Todd Kugler                                 Director                                 March 25, 1999
  Todd Kugler

 /s/ Martin Fischer                              Director                                 March 25, 1999
  Martin Fischer

  /s/ Alan E. Wolf                               Director                                 March 25, 1999
  Alan E. Wolf

  /s/ Martin Wolfson                             Director                                 March 25, 1999
  Martin Wolfson

  /s/ Norton Sperling                            Director                                 March 25, 1999
  Norton Sperling

  /s/ Martin J. Simon                            Director                                 March 25, 1999
  Martin J. Simon




                              EXHIBIT 10.13


THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED IN 784 BY ALEXANDER HAMILTON


                  1290 Avenue of the Americas, New York, N.Y 10104


Mr. Sy Kaye, Chairman,
Winston Resources, Inc.
535 Fifth Avenue,
New York, N.Y. 10017
                                                                 10/30/98

Dear Sir,

This is to confirm that the advised Line of Credit available for Winston Resources, Inc. is extended to October 31, 1999. All the terms and conditions remain the same.

Sincerely,


Sanjay S Shirali
Vice President.

                    EXHIBIT

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED IN 784 BY ALEXANDER HAMILTON


                  1290 Avenue of the Americas, New York, N.Y 10104
                           October 13, 1998


Winston Resources, Inc.
535 Fifth Avenue
New York, New York 10017

                Attention:          Sy Kaye
         Chief Executive Officer


Gentlemen/Ladies:

          The Bank of New York (the "Bank") is pleased to confirm that it has extended the period of availability of the $6,000,000 secured line of credit that the Bank holds available to Winston Resources, Inc.

          Notwithstanding the foregoing, the aggregate outstanding principal amount of all advances under this line of credit shall not exceed the lesser of $6,000,000 or an amount equal to the sum of the following:

          1. 80% of each account receivable of the Company (including the Company's Winston Advertising Agency division) or any of Winston Personnel of Boca Raton, Inc., WIN- PAY, Inc., Winston Personnel Inc. of New Jersey, Winston Professional Staffing, Inc., Winston Staffing Services, Inc., Winston Cosmopolitan, Inc., Winston Franchise Corp. and Roth Young Personnel Services, Inc. (collectively, the "Subsidiaries") (i) which was generated in connection with the placement of temporary employees or in connection with advertising,
(ii) in respect of which the Bank has a perfected first priority security interest and (iii) in respect of which no amount is unpaid for more than 90 days (or in the case of an account receivable, the relevant account debtor on which is a hospital, 120 days) past the date of the related invoice; plus

          2. 50% of each account receivable of the Company or any of the Subsidiaries (i) which was generated in connection with the placement of permanent employees, (ii) in respect of which the Bank has a perfected first priority security interest and (iii) in respect of which no amount is unpaid for more than 90 days past the date of the related invoice.

          Advances under this line of credit shall be evidenced by, shall be payable as provided in, and shall bear interest at the rate specified in, the Promissory Note dated November 26, 1996 made by the Company to the order of the Bank in the principal amount of $6,000,000.

          All obligations of the Company to the Bank with respect to this line of credit shall be jointly and severally guaranteed by the Subsidiaries pursuant to the Guaranty Agreement dated November 26, 1996 between the Subsidiaries and the Bank. In addition, all obligations of the Company and the Subsidiaries to the Bank with respect to this line of credit shall be secured pursuant to the Security Agreement dated November 26, 1996 among the Company, the Subsidiaries and the Bank which grants the Bank a first and prior security interest in all accounts receivable of the Company and the Subsidiaries.

          For so long as this line of credit is held available or the Company has any obligations outstanding under this line of credit, there shall be delivered to the Bank the following, each in form and content satisfactory to the Bank:

          a. Within 5 business days after the filing thereof, copies of all documents, including financial statements, filed by the Company or any of the Subsidiaries with the Securities and Exchange Commission;

          b. Within 15 days after the end of each month, a borrowing base certificate and an aging schedule of the accounts receivable of the Company and the Subsidiaries, in each case as of the end of such month; and

          c. Promptly upon the Bank's request therefor, such other information as the Bank may reasonably request from time to time.

          As you know lines of credit are cancellable at any time by either party and, in addition, any advance under this line of credit is subject to the Bank's satisfaction, at the time of such advance, with the condition (financial and otherwise), business, prospects, properties, assets, ownership, management and operations of each of the Company and each of the Subsidiaries and with the collateral for this line of credit. Unless cancelled earlier as provided in the first sentence of this paragraph, this line of credit shall be held available until October 9, 1999.

         Very truly yours,

         THE BANK OF NEW YORK



         By _________________
         Sanjay S Shirali
         Vice President

EXHIBIT - 27
                  WINSTON RESOURCES, INC. AND SUBSIDIARIES
                        FINANCIAL DATA SCHEDULES
                   FOR THE YEAR ENDED DECEMBER 31, 1998


/LEGEND
Multiplier                                        1
  TABLE
    S                                                     C
Period-Type                                       Year
Fiscal-Year-End                                   DEC-31-1998
Period-End                                        DEC-31-1998
Cash                                              2,047,000
Securities                                        455,000
Receivables                                       9,236,000
Allowances                                        200,000
Inventory                                         0
Current-Assets                                    11,656,000
PP&E                                              1,316,000
Depreciation                                      667,000
Total-Assets                                      12,919,000
Current-Liabilities                               5,360,000
Bonds                                             0
Preferred-Mandatory                               0
Preferred                                         0
Common                                            32,000
Other-SE                                          7,255,000
Total-Liability-and-Equity                        12,919,000
Sales                                             60,850,000
Total-Revenues                                    60,850,000
CGS                                               0
Total-Costs                                       48,191,000
Other-Expenses                                    9,455,000
Loss-Provision                                    0
Interest-Expense                                  0
Income-Pretax                                     3,248,000
Income-Tax                                        1,419,000
Income-Continuing                                 1,829,000
Discontinued                                      0
Extraordinary                                     0
Changes                                           0
Net-Income                                        1,829,000
EPS-Primary                                       .57
EPS-Diluted                                       .52

                              EXHIBIT (a)(2)

                              Form of

                              LETTER OF TRANSMITTAL
                                    to Tender
                             Shares of Common Stock
                                       of
                             Winston Resources, Inc.
                        Pursuant to the Offer to Purchase
                             Dated September 2, 1999

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON MONDAY, OCTOBER 4,1999, UNLESS THE OFFER IS EXTENDED.

                                          The Depositary For The Offer Is:

                                   CONTINENTAL STOCK TRANSFER AND TRUST COMPANY.
                                                 (the "Depositary")

                                                                                                   By Hand/
               By Mail                         By Facsimile Transmission                      Overnight Delivery
                                           (For Eligible Institutions Only):

             2 Broadway                              (212) 616-7610                               2 Broadway
             19th Floor                          Confirm by Telephone:                            19th Floor
         New York, NY 10004                         (212) 509-4000,                           New York, NY 10004
                                                     extension 535


        DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

        THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

     This Letter of Transmittal is to be completed by stockholders either if certificates evidencing Shares (as defined below) are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company (hereinafter referred to as the "Book-Entry Transfer Facility") pursuant to the book-entry transfer procedure described in "The Tender Offer" -- 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase (as defined below). DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Stockholders whose certificates evidencing Shares ("Share Certificates") are not immediately available or who cannot deliver their Share Certificates by the book-entry transfer of the Shares into the Depositary's Account at the Book-Entry Transfer Facility ("Book-Entry Confirmation") and all other documents required hereby to the Depositary prior to the Expiration Date (as defined in "The Tender Offer -- 1. Terms of the Offer; Expiration Date" of the Offer to Purchase) and who wish to tender their Shares must do so pursuant to the guaranteed delivery procedure described in "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase. See Instruction 2.

                                          DESCRIPTION OF SHARES TENDERED

====================================================================================================================================
Name(s) And Address(es) Of
Registered Holder(s)
(Please fill in blank exactly as
as name(s) appear(s) on Share                                        Total Number Of Shares Evidenced
Certificates*)                      Share Certificate Number(s)      By Share Certificate(s)             Number Of Shares Tendered**
====================================================================================================================================
====================================================================================================================================
====================================================================================================================================
====================================================================================================================================



_______________

* Need not be completed by stockholders delivering shares by book-entry transfer.

** If you desire to tender fewer than all Shares evidenced by any certificates listed above, please indicate in this column the number of Shares you wish to tender. Otherwise, all shares evidenced by such certificates will be deemed to have been tendered. See Instruction 4.



[  ]    CHECK HERE IF ANY OF THE SHARE  CERTIFICATES  THAT YOU OWN AND WISH TO
        SURRENDER HAVE BEEN LOST, DESTROYED OR STOLEN. (See Instruction 10.)

[  ]    Check here if shares are being delivered by book-entry transfer to the depositary's account at the book-entry transfer facility and complete the following:

         Name of Tendering Institution:  _______________________________________

         Account Number:  ______________________________________________________

         Transaction Code Number:  _____________________________________________

--------------------------------------------------------------------------------

[  ]    Check if shares are being tendered  pursuant to a notice of guaranteed delivery previously sent to the depositary and complete the following:

         Name (s) of Registered Holder (s):  ___________________________________

         Window Ticket Number (if any):  _______________________________________

         Date of Execution of Notice of Guaranteed Delivery:  __________________

         Name of Institution which Guaranteed Delivery:  _______________________

         If delivery is book-entry transfer, give the following:

         Book-Entry Transfer Facility Account Number: __________________________

         Transaction Code Number:  _____________________________________________

                                NOTE: SIGNATURES MUST BE PROVIDED BELOW.

                                PLEASE READ THE INSTRUCTIONS SET FORTH
                                IN THIS LETTER OF TRANSMITTAL CAREFULLY.

Ladies and Gentlemen:

     The undersigned hereby tenders to Winston Resources, Inc., a Delaware Corporation (the "Company"), the above-described shares of Common Stock, $0.01 par value per share, of the Company (all such shares of Common Stock, par value $0.01 per share, from time to time outstanding being, collectively, the "Shares") pursuant to the Company's offer to purchase all Shares, at $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 1999 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of the Shares tendered herewith, in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby and all dividends, distributions (including, without limitation, distributions of additional Shares) and rights declared, paid or distributed in respect of such Shares on or after June 16, 1999 (collectively, "Distributions") and irrevocably appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares and all Distributions, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver Share Certificates evidencing such Shares and all Distributions, or transfer ownership of such Shares and all Distributions on the account books maintained by the Book-Entry Transfer Facility, together, in either case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (ii) present such Shares and all Distributions for transfer on the books of the Company, and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares and all Distributions, all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and all Distributions, that when such Shares are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges and encumbrances, and that none of such Shares and Distributions will be subject to any adverse claim. The undersigned, upon request, shall execute and deliver all additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby and all Distributions. In addition, the undersigned shall remit and transfer promptly to the Depositary for the account of the Company all Distributions in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer, and pending such remittance and transfer or appropriate assurance thereof, the Company shall be entitled to all rights and privileges as owner of each such Distribution and may withhold the entire purchase price of the Shares tendered hereby, or deduct from such purchase price the amount or value of such Distribution as determined by the Company in its sole discretion.

     No authority herein conferred or agreed to be conferred shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned. All obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

     The undersigned understands that tenders of Shares pursuant to any one of the procedures described in the Offer to Purchase under "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer. The Company's acceptance of such Shares for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     Unless otherwise indicated herein in the box entitled "Special Payment Instructions," please issue the check for the purchase price of all Shares purchased, and return all Share Certificates evidencing Shares not purchased or not tendered in the name(s) of the registered holder(s) appearing above under "Description of Shares Tendered." Similarly, unless otherwise indicated in the box entitled "Special Delivery Instructions," please mail the check for the purchase price of all Shares purchased and all Share Certificates evidencing Shares not tendered or not purchased (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under "Description of Shares Tendered." In the event that the boxes entitled "Special Payment Instructions" and "Special Delivery Instructions" are both completed, please issue the check for the purchase price of all Shares purchased and return all Share Certificates evidencing Shares not purchased or not tendered in the name(s) of, and mail such check and Share Certificates to, the person(s) so indicated. Unless otherwise indicated herein in the box entitled "Special Payment Instructions, please credit any Shares tendered hereby and delivered by book entry transfer, but which are not purchased, by crediting the account at the Book Entry Transfer Facility designated above." The undersigned recognizes that the Company has no obligation, pursuant to the Special Payment Instructions, to transfer any Shares from the name of the registered holder(s) thereof if the Company does not purchase any of the Shares tendered hereby.

             SECIAL PAYMENT INSTRUCTIONS                                           SPECIAL DELIVERY INSTRUCTIONS
          (See Instructions 1, 5, 6 And 7)                                         (See Instructions 1, 5, 6 And 7)

To be completed  ONLY if the check for the purchase  price of Shares and/or         To be completed  ONLY if the check for the
Share  Certificates  evidencing Shares not tendered or not accepted for purchase    purchase  price of Shares and/or Share
are to be issued in the name of someone other than the name(s) of the registered    Certificates  evidencing Shares not tendered or
holder(s)  appearing above under  "Description  of Certificates  Tendered" or if    not accepted for purchase are to be mailed to
Shares  tendered  hereby and  delivered  by  book-entry  transfer  which are not    someone other than the undersigned or to
purchased are to be returned by credit to an account at the Book-Entry  Transfer    the address of the registered Shareholder(s)
Facility other than that designated above.                                          appearing above under "Description of Share
                                                                                    Certificates Tendered."

Issue check and/or Share Certificate and mail to:                  Mail or deliver check and/or Share Certificate to:
Name  _______________________________                              Name    ________________
                  (Please Print)                                                     (Please Print)
Address   ___________________________                              Address  ______________________________

                           (Zip Code)                                                         (Zip Code)

            (Taxpayer Identification No.                                       (Taxpayer Identification No.
               or Social Security No.)                                            or Social Security No.)

           (See Substitute Form W-9 below)                                    (See Substitute Form W-9 below)


Credit Shares delivered by book-entry transfer and not purchased to the account set forth below:





                                              STOCKHOLDERS SIGN HERE
                                    (Please complete Substitute Form W-9 below)

________________________________________________________________________________

                                          Signature(s) of Stockholder(s)

Dated:________________________________

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

Name(s)  _____________________________________________________________
                                                  (Please Print)

Capacity (full title)   ______________________________________________

Address    ___________________________________________________________

                                                (Include Zip Code)

Area Code and Telephone No   _________________________________________

Tax Identification or Social Security No  ____________________________
                                     (See Substitute Form W-9 below)

       Guarantee of Signature(s) (If required - See Instructions 1 and 5)
                     FOR USE BY FINANCIAL INSTITUTIONS ONLY
        FINANCIAL INSTITUTIONS: PLACE MEDALLION GUARANTEE OVER THE BELOW
                         INFORMATION

Name of Firm     ______________________________________________________

Authorized Signature   ________________________________________________

Name      _____________________________________________________________

Address   _____________________________________________________________

Area Code and Telephone Number   ______________________________________

Dated:_________________________

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. GUARANTEE OF SIGNATURES. All signatures on this Letter of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing being referred to as an "Eligible Institution"), unless (i) this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered hereby and such holder(s) has
(have) completed neither the box entitled "Special Payment Instructions" nor the box entitled "Special Delivery Instructions" herein or (ii) such Shares are tendered for the account of an Eligible Institution. See Instruction 5.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES. This Letter of Transmittal is to be used either if Share Certificates are to be forwarded herewith or if Shares are to be delivered by book-entry transfer pursuant to the procedure set forth under "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase. Share Certificates evidencing all physically tendered Shares, or a confirmation of a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility of all Shares delivered by book-entry transfer as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by this Letter of Transmittal, must be received by the Depositary at one of its addresses set forth herein prior to the Expiration Date (as defined under "The Tender Offer -- 1. Terms of the Offer; Expiration Date" in the Offer to Purchase). If Share Certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

     Stockholders whose Share Certificates are not immediately available, who cannot deliver their Share Certificates and all other required documents to the Depositary prior to the Expiration Date or who cannot complete the procedure for delivery by book-entry transfer on a timely basis may tender their Shares pursuant to the guaranteed delivery procedure described under "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company, must be received by the Depositary prior to the Expiration Date; and (iii) the Share Certificates evidencing all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility of all Shares delivered by book-entry transfer, in each case together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, a Book-Entry Confirmation (as defined in "The Tender Offer -- 2. Acceptance for Payment and Payments for Shares" of the Offer to Purchase), and any other documents required by this Letter of Transmittal, must be received by the Depositary within three American Stock Exchange ("AMEX") trading days after the date of execution of such Notice of Guaranteed Delivery, all as described under "The Tender Offer --
3. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase.

     The method of delivery of this Letter of Transmittal, Share Certificates and all other required documents is at the option and risk of the tendering stockholders, including delivery through the Book-Entry Transfer Facility, and the delivery will be deemed made only when actually received by the Depositary.

If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. By execution of this Letter of Transmittal (or a facsimile hereof), all tendering stockholders waive any right to receive any notice of the acceptance of their Shares for payment.

     3. INADEQUATE SPACE. If the space provided herein under "Description of Shares Tendered" is inadequate, the Share Certificate numbers, the number of Shares evidenced by such Share Certificates and the number of Shares tendered should be listed on a separate schedule and attached hereto.

     4. PARTIAL TENDERS (not applicable to stockholders who tender by book-entry transfer). If fewer than all the Shares evidenced by any Share Certificate delivered to the Depositary herewith are to be tendered hereby, fill in the number of Shares which are to be tendered in the box entitled "Number of Shares Tendered." In such cases, new Share Certificate(s) evidencing the remainder of the Shares that were evidenced by the Share Certificates delivered to the Depositary herewith will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the box entitled "Special Delivery Instructions" above, as soon as practicable after the expiration or termination of the Offer. All Shares evidenced by Share Certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

     5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Share Certificates evidencing such Shares without alteration, enlargement or any other change whatsoever.

     If any Shares tendered hereby is owned of record by two or more persons, all such persons must sign this Letter of Transmittal.

     If any of the Shares tendered hereby are registered in the names of different holders, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Shares.

     If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of Share Certificates or separate stock powers are required, unless payment is to be made to, or Share Certificates evidencing Shares not tendered or not purchased are to be issued in the name of, a person other than the registered holder(s), in which case, the Share Certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such Share Certificate(s). Signatures on such Share Certificate(s) and stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the Share Certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such Share Certificate(s). Signatures on such Share Certificate(s) and stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal or any Share Certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person's authority so to act must be submitted.

     6. STOCK TRANSFER TAXES. Except as otherwise provided in this Instruction 6, the Company will pay all stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price of any Shares purchased is to be made to, or Share Certificate(s) evidencing Shares not tendered or not purchased are to be issued in the name of, a person other than the registered holder(s), the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased, unless evidence satisfactory to the Company of the payment of such taxes, or exemption therefrom, is submitted. Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the Share Certificates evidencing the Shares tendered hereby.

     7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any Shares tendered herewith is to be issued, or Share Certificate(s) evidencing Shares not tendered or not purchased are to be issued, in the name of a person other than the person(s) signing this Letter of Transmittal or if such check or any such Share Certificate is to be sent to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal but at an address other than that shown in the box entitled "Description of Shares Tendered" above, the appropriate boxes above in this Letter of Transmittal must be completed. Stockholders delivering Shares tendered herewith by book-entry transfer may request that Shares not purchased be credited to such account maintaining at the Book-Entry Transfer Facility as such stockholders may designate in the box entitled "Special Payment Instructions" above. If no such instructions are given, all such Shares not purchased will be returned by crediting the account at the Book-Entry Transfer Facility as the account from which such Shares were delivered.

     8. QUESTIONS AND REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance may be directed to the Information Agent at its address or telephone number set forth below. Additional copies of the Offer to Notice Purchase and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

     9. LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificate representing Shares has been lost, destroyed or stolen, the shareholder should promptly notify either the Depositary or the Transfer Agent. The stockholder will then be instructed as to the steps that must be taken in order to replace the certificate. This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

     10. SUBSTITUTE FORM W-9. Each tendering stockholder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9, which is provided under "Important Tax Information" below, and to certify, under penalties of perjury, that such number is correct and that such stockholder is not subject to backup withholding of federal income tax. If a tendering stockholder has been notified by the Internal Revenue Service that such stockholder is subject to backup withholding, such stockholder must cross out item (2) of the Certification box of the Substitute Form W-9, unless such stockholder has since been notified by the Internal Revenue Service that such stockholder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the tendering stockholder to 31% federal income tax withholding on the payment of the purchase price of all Shares purchased from such stockholder. If the tendering stockholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such stockholder should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% on all payments of the purchase price to such shareholder until a TIN is provided to the Depositary.

     IMPORTANT: THIS LETTER OF TRANSMITTAL (OR FACSIMILE HEREOF), PROPERLY COMPLETED AND DULY EXECUTED (TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND SHARE CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS) OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (AS
DEFINED IN THE "THE TENDER OFFER -- 1. TERMS OF THE OFFER; EXPIRATION DATE" OF THE OFFER TO PURCHASE).

                                             IMPORTANT TAX INFORMATION

     Under the federal income tax law, a stockholder whose tendered Shares are accepted for payment is required by law to provide the Depositary (as payer) with such stockholder's correct TIN on Substitute Form W-9 below. If such stockholder is an individual, the TIN is such stockholder's social security number. If the Depositary is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding of 31%. In addition, if a stockholder makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for such a statement, a $500 penalty may also be imposed by the Internal Revenue Service.

     Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a statement, signed under penalties of perjury, attesting to such individual's exempt status. Forms of such statements can be obtained from the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions. A stockholder should consult his or her tax advisor as to such stockholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

     If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

     To prevent backup withholding on payments that are made to a stockholder with respect to Shares purchased pursuant to the Offer, the stockholder is required to notify the Depositary of such stockholder's correct TIN by completing the form below certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such stockholder is awaiting a TIN) and (b) that
(i) such stockholder has not been notified by the Internal Revenue Service that such stockholder is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) the Internal Revenue Service has notified such stockholder that such stockholder is no longer subject to backup withholding.

What Number to Give the Depositary

     The stockholder is required to give the Depositary the social security number or employer identification number of the record holder of the Shares tendered hereby. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

PAYER' NAME:  Continental Transfer & Trust Company

=============================================================================================================================
SUBSTITUTE FORM W-9  PART I - Taxpayer  Identification  Number-For all accounts,         _____________________
                     enter  your  taxpayer  identification  number  in the box           Social Security Number
                     at  right.  (For  most individuals,  this is your social
                     security number.  If you do not have a number, see                  OR ___________________
                     Obtaining  a Number in the  enclosed  Guidelines.)  Certify         Taxpayer Identification Number
                     by signing  and dating below.  Note:  If the account is in
                     more than one name,  see the chart in the enclosed                  (If awaiting TIN write "Applied For")
                     Guidelines to determine which number to give the Payer.


Payer's Request for   Part II-For Payees Exempt From Backup Withholding,
Taxpayer              see the enclosed Guidelines and complete as instructed therein.
Identification
Number (TIN)


Certification - Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions-You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)
================================================================================
                                                                 PART III--

SIGNATURE ___________________________              DATE __________________, 1999

                                                       Awaiting TIN [_]
================================================================================

                      YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
                             THE BOX IN PART III OF THE SUBSTITUTE FORM W-9



                          CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number, 31% of all reportable payments made to me will be withheld, but that such amounts will be refunded to me if I then provide a taxpayer identification number within 60 days.


Signature _____________________________               Date______________________



NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THIS OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

     Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent.

     IMPORTANT: THIS LETTER OF TRANSMITTAL PROPERLY COMPLETED AND DULY EXECUTED (TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND SHARE CERTIFICATES OR
CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS) OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE "THE TENDER OFFER -- 1. TERMS OF THE OFFER; EXPIRATION DATE" OF THE OFFER TO PURCHASE).

     MANUALLY SIGNED FACSIMILE COPIES OF THE LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, WILL BE ACCEPTED. THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH STOCKHOLDER OF THE COMPANY OR HIS BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE FIRST PAGE.

                        The Depositary for the Offer is:

                  CONTINENTAL STOCK TRANSFER AND TRUST COMPANY

                                               By Facsimile Transmission
               By Mail                      (For Eligible Institutions Only)              By Hand/Overnight Delivery
             2 Broadway                              (212) 616-7610                               2 Broadway
             19th Floor                          Confirm by Telephone:                            19th Floor
         New York, NY 10004                         (212) 509-4000,                           New York, NY 10004
                                                     extension 535



     Questions or requests for assistance may be directed to the Information Agent at its address and/or telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.



                     The Information Agent for the Offer is:

                               MORROW & CO., INC.
                           445 Park Avenue, 5TH Floor
                            New York, New York 10022

                 Banks and Brokerage Firms Call: (800) 662-5200
                                                 (212) 754-8000

                    Stockholders Please Call: (800) 566-9061

                              EXHIBIT (a)(3)

                                   Form of

                          Notice of Guaranteed Delivery

                                       for
                        Tender of Shares of Common Stock

                                       of

                             WINSTON RESOURCES, INC.


     This Notice of Guaranteed Delivery or a form substantially equivalent hereto must be used to accept the Offer as defined below by Winston Resources, Inc., a Delaware corporation (the "Company"), to purchase for cash all of its outstanding shares of Common Stock, $0.01 per value per share (the "Shares"),
(i) if certificates ("Share Certificates") evidencing the Shares are not immediately available, (ii) if Share Certificates and all other required documents cannot be delivered to Continental Stock Transfer and Trust Company, as Depositary (the "Depositary"), prior to the Expiration Date (as defined in "The Tender Offer - 1. Terms of the Offer; Expiration Date" of the Offer to Purchase (as defined below)) or (iii) if the procedure for delivery by book-entry transfer cannot be completed on a timely basis. This Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary. See "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase.

               THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
          AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, OCTOBER 4, 1999,
              UNLESS THE OFFER IS EXTENDED (THE "EXPIRATION DATE")


                        The Depositary for the Offer is:

                  CONTINENTAL STOCK TRANSFER AND TRUST COMPANY
                               (the "Depositary")

                                             Facsimile Transmission (For                           By Hand/
               By Mail                         Eligible Institutions Only):                  Overnight Delivery

             2 Broadway                              (212) 616-7610                               2 Broadway
             19th Floor                          Confirm by Telephone:                            19th Floor
         New York, NY 10004                         (212) 509-4000,                           New York, NY 10004
                                                     extension 535


     DELIVERY  OF  THIS  NOTICE  OF  GUARANTEED   DELIVERY  TO  AN  ADDRESS,  OR
TRANSMISSION VIA FACSIMILE TRANSMISSION, OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

     The Offer is not being made to (nor will the surrender of Share Certificates be accepted from or on behalf of) shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

     This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

         Ladies and Gentlemen:

     The undersigned hereby tenders to Winston Resources, Inc., a Delaware Corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), receipt of each of which is hereby acknowledged, the number of Shares specified below pursuant to the guaranteed delivery procedure described under "The Tender Offer - -- 3. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase.

                                             PLEASE SIGN AND COMPLETE

Number of Shares:   _____________

Certificate Nos. (if available):

   _____________

[_]  Check box if Shares will be delivered by book-entry transfer

Account No.

   _____________

at:   _____________


Signature(s) of Holder(s):

   _____________

Dated:____________________________________,  1999

Name(s) of Holders

   _____________

   _____________
(Please Type or Print)

Address:

   _____________

   _____________

   _____________
                        (Zip Code)

Area Code and Telephone No.

   _____________


     This Notice of Guaranteed Delivery must be signed by the registered holder(s) of Share Certificates exactly as their name(s) appear(s) on the Share Certificates or on a security position listing as the owner(s) of the Share Certificates, or by person(s) authorized to become registered holder(s) by endorsements and documents transmitted with this Notice of Guaranteed Delivery. If signature is by a trustee, guardian, attorney-in-fact, officer of a corporation, executor, administrator, agent or other representative, such person must provide the following information.


                              PLEASE PRINT NAME(S) AND ADDRESS(ES)

Names(s):

   _____________

Capacity(ies):

   _____________

Address(es):

   _____________

                 THE GUARANTEE SET FORTH BELOW MUST BE COMPLETED
                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a firm which is a member of the Medallion Signature Guarantee Program, or another "eligible guarantor institution", as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees that, within three American Stock Exchange trading days from the date of this Notice of Guaranteed Delivery, either Share Certificates evidencing the Shares tendered hereby, in proper form for transfer, or confirmation of book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility, in each case with delivery of a Letter of Transmittal (or a facsimile thereof) properly completed and duly executed with any required signature guarantees or a Book-Entry Confirmation as defined in "The Tender Offer -- 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) in the case of a book-entry delivery, and any other required documents, will be deposited by the undersigned with the Depositary at one of its addresses set forth above.


Name of Firm:    _______________________


Address (Inc. Zip Code):   _________________


Area Code and Telephone No.:       _____________________


AUTHORIZED SIGNATURE:       ____________________


Dated:     ______________________



     DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY, SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRABSMITTAL.

                                EXHIBIT (a)(4)

               Form of Letter from Morrow & Co., Inc. to Brokers,
                           Dealers, Commercial Banks,
                          Trust Companies and Nominees

                                    Offer by

                             WINSTON RESOURCES, INC.

                              to Purchase for Cash
                   all Outstanding Shares of its Common Stock

                                       at

                              $4.625 Net Per Share

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            5:00 P.M., NEW YORK CITY TIME, ON MONDAY, OCTOBER 4, 1999
                          UNLESS THE OFFER IS EXTENDED.



                                                               September 2, 1999

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

     We have been appointed by Winston Resources, Inc., a Delaware Corporation (the "Company"), to act as Information Agent in connection with the Company's offer to purchase for cash all outstanding shares of its common stock, $0.01 per value per share (the "Shares"), of the Company at a price of $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated September 2, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (i) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE NOT LESS THAN 66-2/3% OF THE THEN OUTSTANDING SHARES, ON A FULLY DILUTED BASIS, OTHER THAN SHARES BENEFICIALLY OWNED BY SEYMOUR KUGLER, CHAIRMAN OF THE BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY, CERTAIN MEMBERS OF HIS FAMILY OWNING SHARES AND A TRUST OF WHICH KUGLER FAMILY MEMBERS ARE THE BENEFICIARIES, OR 1,142,403 SHARES, AND (ii) THE COMPANY OBTAINING THE DEBT FINANCING AS DESCRIBED IN THE OFFER TO PURCHASE. SEE "INTRODUCTION" AND "THE TENDER OFFER - 11. CERTAIN CONDITIONS OF THE OFFER" OF THE OFFER TO PURCHASE.

     Enclosed for your information and use are copies of the following documents:

     1.   Offer to Purchase, dated September 2, 1999;

     2. Letter of Transmittal to be used by holders of Shares in accepting the Offer and tendering Shares;

     3. Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to Continental Stock Transfer and Trust Company (the "Depositary") by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date; or if the procedure for book entry transfer cannot be completed by the Expiration Date;

     4. A letter to stockholders of the Company from the Chief Executive Officer of the Company;

     5. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

     6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

     7.   Return envelope addressed to the Depositary.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, OCTOBER 4, 1999, UNLESS THE OFFER IS EXTENDED.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase)), a Letter of Transmittal (or facsimile thereof) properly completed and duly executed and any other required documents.

     If holders of Shares wish to tender, but cannot deliver their certificates or other required documents, or cannot comply with the procedure for book-entry transfer, prior to the expiration of the Offer, a tender of Shares may be effected by following the guaranteed delivery procedure described under "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase.

     The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent as described in the Offer) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Any inquiries you may have with respect to the Offer should be addressed to Morrow & Co., Inc., the Information Agent, at its address and telephone number set forth on the back cover page of the Offer to Purchase.

     Additional copies of the enclosed material may be obtained from the Information Agent, at the address and telephone number set forth on the back cover page of the Offer to Purchase.


                                                             Very truly yours,


                                                            MORROW & CO., INC.

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU, OR ANY OTHER PERSON, THE AGENT OF THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENT AND THE STATEMENTS CONTAINED THEREIN.

                                 EXHIBIT (a)(5)

         Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                       Companies and Nominees to Clients


                                    Offer by

                             WINSTON RESOURCES, INC.

                              to Purchase for Cash
                   all Outstanding Shares of its Common Stock

                                       at

                              $4.625 Net Per Share

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                        AT 5:00 P.M., NEW YORK CITY TIME,
            ON MONDAY, OCTOBER 4, 1999, UNLESS THE OFFER IS EXTENDED.



To Our Clients:

     Enclosed for your consideration are an Offer to Purchase, dated September 2, 1999 (the "Offer to Purchase"), and a related Letter of Transmittal in connection with the offer by Winston Resources, Inc. a Delaware Corporation (the "Company"), to purchase for cash all outstanding shares of its Common Stock, $0.01 par value per share (the "Shares"), of the Company at a price of $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     We are (or our nominee is) the holder of record of Shares held by us for your account. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US OR OUR NOMINEE AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish to have us tender on your behalf any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is invited to the following:

     1. The tender price is $4.625 per Share, net to the seller in cash.

     2. The Offer is being made for all outstanding Shares.

     3. The Board of Directors of the Company (the "Board") and the Independent Committee (as defined in the Offer to Purchase under "Special Factors - 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer") have determined that the Offer is fair to, and in the best interests of, the stockholders of the Company, and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.

     4. The Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on Monday, October 4, 1999, unless the Offer is extended.

     5. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Company pursuant to the Offer. However, federal income tax backup withholding at a rate of 31% may be required, unless an exemption is provided or unless the required tax payer identification information is provided. See Instruction 10 of the Letter of Transmittal.

     If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope in which to return your instructions to us in enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in your instructions. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the expiration of the Offer.

     The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply. If after such good faith effort, the Company cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK OF WINSTON RESOURCES, INC.

     The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated September 2, 1999, and the related Letter of Transmittal (which together with the Offer to Purchase, constitute the "Offer") in connection with the offer by Winston Resources Inc., a Delaware corporation (the "Company"), to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of the Company at a price of $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer.

     This will instruct you to tender the number of Shares indicated below (or if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

                                                              SIGN HERE


Number of Shares to be Tendered:                     ____________________

_______________ shares*
                                                    _____________________
                                                              Signature(s)

Dated: _____________, 1999


                                                  Please Type or Print Name(s)

                                                  __________________________

                                                  __________________________

                                              Please Type or Print Address(es)
                                                  __________________________

                                                  __________________________
                                               Area Code and Telephone Number

                                                  __________________________

                                                  __________________________

                                                 Taxpayer Identification or
                                                 Social Security Number


____________________
* Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

                                        EXHIBIT (a)(6)

                              Form of

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9


Guidelines for determining the proper identification to give the Payer. -- Social Security Numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Payer.


-------------------------------------------------------------------------------------------------------------------------

                  FOR THIS TYPE OF ACCOUNT:                         GIVE THE NAME AND SOCIAL SECURITY NUMBER OF --
-------------------------------------------------------------------------------------------------------------------------

1.        An individual's account                                 The individual

2.        Two or more individuals (joint account)                 The actual owner of the account or, if combined funds, any one of the individuals (1)

3.        Husband and wife (joint account)                        The actual owner of the account or, if joint funds, either person (1)

4.        Custodian account of a minor                            The minor (2)
          (Uniform Gift to Minors Act)

5.        Adult and minor (joint account)                         The adult or, if the minor is the only contributor, the minor (1)

6.        Account in the name of guardian or committee for a      The ward, minor, or incompetent person (3)
          designated ward, minor, or incompetent person

7.        a) The usual revocable savings trust account            The grantor-trustee (1)
          (grantor is also trustee)

          b) So-called trust account that is not a legal          The actual owner (1)
          or valid trust under state law

8.        Sole proprietorship account                             The owner (4)

---------------------------------------------------------------------------------------------------------------------------

                        FOR THIS TYPE OF ACCOUNT:                      GIVE THE EMPLOYER IDENTIFICATION NUMBER OF --
---------------------------------------------------------------------------------------------------------------------------

9.        A valid  trust, estate or pension  trust                The  legal  entity (do not  furnish  the identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title (5)).



10.       Corporate account                                       The corporation


11.       Religious, charitable, or educational organization      The organization

12.       Partnership account held in the name of the business    The partnership

13.       Association, club, or other tax-exempt                  The organization
           Organization

14.       A broker or registered nominee                          The broker or nominee

15.       Account with the Department of Agriculture in           The public entity
          the name of a public entity (such as a state or
          local government, school district, or prison) that
          receives agricultural program payments


_______________

(1)       List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4)       Show the name of the owner.

(5) List first and circle the name of the legal trust, estate, or pension trust.


NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

     OBTAINING A NUMBER. -- If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

     PAYEES EXEMPT FROM BACKUP WITHHOLDING. -- Payees specifically exempted from backup withholding on ALL payments include the following (Section references are to the Internal Revenue Code of 1986, as amended (the "Code")):

     -    A corporation.

     -    A financial institution.

     - An organization exempt from tax under Section 501(a) of the Code or an individual retirement plan.

     -    The United States or any agency or instrumentality thereof.

     - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

     - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

     - An international organization or any agency, or instrumentality thereof.

     - A registered dealer in securities or commodities registered in the United States or a possession of the United States.

     - A futures commission merchant registered with the Commodity Futures Trading Commission.

     -    A real estate investment trust.

     - A common trust fund operated by a bank under Section 584(a) of the Code.

     - An exempt charitable remainder trust, or a non-exempt trust described in Section 4947(a)(1) of the Code.

     - An entity registered at all times under the Investment Company Act of 1940.

     -    A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

     - Payments to nonresident aliens subject to withholding under Section 1441 of the Code.

     - Payments to partnerships not engaged in a trade or business in the United States and which have at least one non-resident partner.

     - Payments of patronage dividends where the amount received is not paid in money.

     -    Payments made by certain foreign organizations.

     -    Payments made to an appropriate nominee.

Payments of interest not generally subject to backup withholding include the following:

     - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

     -    Payments  of  tax-exempt   interest   (including  the  exempt-interest
          dividends under section 852 of the Code).

     - Payments described in section 6049(b)(5) of the Code to non-resident aliens.

     -    Payments on tax-free covenant bonds under section 1451 of the Code.

     -    Payments made by certain foreign organizations.

     -    Payments made to an appropriate nominee.

Exempt payees described above should file the Substitute Form W-9 enclosed herewith to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, 6042, 6044, 6045, 6049, 6050A and 6050N of the Code.

Privacy Act Notice. -- Section 6109 of the Code requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties:

     1. Penalty For Failure to Furnish Taxpayer Identification Number.-- If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

     2. Failure to Report Certain Dividend and Interest Payments. -- If you fail to include any portion of an includible payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an under-payment attributable to that failure unless there is clear and convincing evidence to the contrary.

     3. CIvil Penalty For False Information With Respect To Withholding. -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

     4.   Criminal   Penalty   For   Falsifying   Information.   --   Falsifying
certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

             FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT
                         OR THE INTERNAL REVENUE SERVICE

                                 EXHIBIT (a)(7)

                            [WINSTON RESOURCES, INC.
                                   LETTERHEAD]




                                September 2, 1999


Dear Stockholders:

     Winston Resources, Inc. (the "Company") is offering to purchase all of its issued and outstanding shares of common stock (the "Shares") for a purchase price of $4.625 per Share (the "Offer"), net to the Seller in cash.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also contained in the accompanying materials and explained in detail.

     On June 15, 1999, the last day the Shares were traded prior to the announcement of the Offer, the last reported sales price per Share for the Company's common stock on the American Stock Exchange was $2.875. Any stockholder tendering Shares will receive the net purchase price in cash and will not be obligated to pay brokerage fees or commissions or otherwise incur the usual transaction costs associated with open-market sales.

     The Board of Directors has determined that the Offer is fair to and in the best interests of the public stockholders. Neither myself, nor members of my family owning Shares, nor a trust of which Kugler family members are the beneficiaries will be tendering Shares in connection with the offering.

     Depending upon the results of the tender, the Company may effect a merger, consolidation or other combination such that the Shares not tendered by the public stockholders will be converted into only the right to receive the Offer price in cash.

     The Offer will expire at 5:00 p.m., eastern daylight time, on Monday, October 4, 1999, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call the Information Agent for the offer, Morrow & Co., Inc., at 800-566-9061.


                                         Sincerely,


                                         Seymour Kugler
                                         Chairman of the Board of Directors,
                                         President and Chief Executive Officer

                                  EXHIBIT (b)


                                CREDIT AGREEMENT

                                   dated as of


                                 August 31, 1999


                                     between


                            WINSTON RESOURCES, INC.,
                                   as Borrower


                                       and


                              THE BANK OF NEW YORK



                           ___________________________

                                            TABLE OF CONTENTS

ARTICLE 1.              DEFINITIONS......................................................................1

   SECTION 1.01.        .....................................................................Defined Terms         1
   SECTION 1.02.        ............................................Classification of Loans and Borrowings         22
   SECTION 1.03.        ...................................................................Terms Generally         22
   SECTION 1.04.        ............................................................Accounting Terms; GAAP         23

ARTICLE 2.              THE CREDITS.....................................................................23

   SECTION 2.01.        ................................................................Commitments; Notes         23
   SECTION 2.02.        ..............................................................Loans and Borrowings         24
   SECTION 2.03.        ...........................................................Requests for Borrowings         25
   SECTION 2.04.        .............................................................Funding of Borrowings         26
   SECTION 2.05.        ................................Termination and Reduction of Revolving Commitments         26
   SECTION 2.06.        ..............................................Repayment of Loans; Evidence of Debt         27
   SECTION 2.07.        ...............................................................Prepayment of Loans         28
   SECTION 2.08.        ..............................................................................Fees         29
   SECTION 2.09.        ..........................................................................Interest         30
   SECTION 2.10.        ................................................................Interest Elections         31
   SECTION 2.11.        ........................................................Alternate Rate of Interest         33
   SECTION 2.12.        .......................................................Increased Costs; Illegality         33
   SECTION 2.13.        ............................................................Break Funding Payments         34
   SECTION 2.14.        .............................................................................Taxes         35
   SECTION 2.15.        ...............................................................Payments Generally.         36

ARTICLE 3.              REPRESENTATIONS AND WARRANTIES..................................................36

   SECTION 3.01.        ..............................................................Organization; Powers         36
   SECTION 3.02.        .....................................................Authorization; Enforceability         37
   SECTION 3.03.        ..............................................Governmental Approvals; No Conflicts         37
   SECTION 3.04.        ...................................Financial Condition; No Material Adverse Change         37
   SECTION 3.05.        ........................................................................Properties         38
   SECTION 3.06.        ..............................................Litigation and Environmental Matters         38
   SECTION 3.07.        ...............................................Compliance with Laws and Agreements         39
   SECTION 3.08.        .............................................Investment and Holding Company Status         39
   SECTION 3.09.        .............................................................................Taxes         39
   SECTION 3.10.        .............................................................................ERISA         39
   SECTION 3.11.        ........................................................................Disclosure         39
   SECTION 3.12.        ......................................................................Subsidiaries         40
   SECTION 3.13.        .........................................................................Insurance         40


   SECTION 3.14.        .....................................................................Labor Matters         40
   SECTION 3.15.        ..........................................................................Solvency         40
   SECTION 3.16.        ................................................................Security Agreement         41
   SECTION 3.17.        .......................................................Federal Reserve Regulations         42
   SECTION 3.18.        ...................................................................Year 2000 Issue         42
   SECTION 3.19.        ..............................................................................Debt         43
   SECTION 3.20.        ............................................................Tender Offer Documents         43

ARTICLE 4.              CONDITIONS PRECEDENT............................................................43

   SECTION 4.01.        ....................................................................Effective Date         43
   SECTION 4.02.        .................................................................Each Credit Event         48

ARTICLE 5.              AFFIRMATIVE COVENANTS...........................................................49

   SECTION 5.01.        .............................Financial Statements and Other Information; Reporting         49
   SECTION 5.02.        ....................................................Existence; Conduct of Business         51
   SECTION 5.03.        ............................................................Payment of Obligations         51
   SECTION 5.04.        .........................................................Maintenance of Properties         52
   SECTION 5.05.        ...........................Books and Records; Inspection Rights; Collateral Audits         52
   SECTION 5.06.        ..............................................................Compliance with Laws         52
   SECTION 5.07.        ...................................................................Use of Proceeds         52
   SECTION 5.08.        .........................................................................Insurance         53
   SECTION 5.09.        ...................................................................Year 2000 Issue         53

ARTICLE 6.              NEGATIVE COVENANTS..............................................................53

   SECTION 6.01.        ......................................................................Indebtedness         53
   SECTION 6.02.        .............................................................................Liens         54
   SECTION 6.03.        ...............................................................Fundamental Changes         55
   SECTION 6.04.        .........................Investments, Loans, Advances, Guarantees and Acquisitions         56
   SECTION 6.05.        .............................................................Disposition of Assets         57
   SECTION 6.06.        ..................................................Sale and Lease-Back Transactions         58
   SECTION 6.07.        .......................................Restricted Payments; Redeemable Securities.         58
   SECTION 6.08.        ......................................................Transactions with Affiliates         59
   SECTION 6.09.        ..................................................................Guaranties, Etc.         59
   SECTION 6.10.        ....................................................................Leverage Ratio         59
   SECTION 6.11.        ...........................................................Interest Coverage Ratio         60
   SECTION 6.12.        .......................................................Fixed Charge Coverage Ratio         60
   SECTION 6.13.        ..............................................................Capital Expenditures         60
   SECTION 6.14.        ...............................................................Business Activities         60


   SECTION 6.15.        .........................................................Kaye Employment Agreement         61

ARTICLE 7.              EVENTS OF DEFAULT...............................................................61


ARTICLE 8.              MISCELLANEOUS...................................................................64

   SECTION 8.01.        ...........................................................................Notices         64
   SECTION 8.02.        ...............................................................Waivers; Amendments         65
   SECTION 8.03.        ................................................Expenses; Indemnity; Damage Waiver         65
   SECTION 8.04.        ............................................................Successors and Assigns         66
   SECTION 8.05.        ..........................................................................Survival         67
   SECTION 8.06.        ..........................................Counterparts; Integration; Effectiveness         68
   SECTION 8.07.        ......................................................................Severability         68
   SECTION 8.08.        ...................................................................Right of Setoff         68
   SECTION 8.09.        ........................Governing Law; Jurisdiction; Consent to Service of Process         69
   SECTION 8.10.        ..............................................................WAIVER OF JURY TRIAL         69
   SECTION 8.11.        ..........................................................................Headings         70
   SECTION 8.12.        ................................................................Further Assurances         70
   SECTION 8.13.        ..........................................................Interest Rate Limitation         70
   SECTION 8.14.        ..................................................Treatment of Certain Information         70


EXHIBITS

Exhibit A-1                         Revolving Credit Note
Exhibit A-2                         Term Note
Exhibit B                           Borrowing Base Certificate
Exhibit C                           Guarantee Agreement
Exhibit D                           Security Agreement
Exhibit E                           Opinion of Counsel to Loan Parties
Exhibit F                           Solvency Certificate
Exhibit G                           Borrowing Request

SCHEDULES

Schedule 3.05(a)                    Existing Liens
 Schedule 3.12                      Subsidiaries
Schedule 3.13                       Insurance
Schedule 6.01                       Indebtedness
Schedule 6.02                       Existing Liens
Schedule 6.04                       Certain Permitted Investments

     CREDIT AGREEMENT, dated as of August 31, 1999, between WINSTON RESOURCES, INC., a Delaware corporation (the "Borrower") and THE BANK OF NEW YORK, a New York corporation (the "Bank").

         The parties hereto agree as follows:


ARTICLE 1.                                                   DEFINITIONS

                  SECTION 1.01.             Defined Terms

     As used in this Agreement, the following terms have the meanings specified below:

     "ABR" when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

     "Accounts" means, at any date of determination, all accounts (as defined in Section 9-106 of the New York Uniform Commercial Code or any other applicable jurisdiction as in effect on the date hereof and any equivalent term under any amendment of the Uniform Commercial Code) originated by the Borrower or any Subsidiary in the course of its recruitment or placement advertising, permanent placement or temporary staffing services, recruitment or placement operations or personnel supply operations, but excluding accounts due from franchisees of the Borrower or any Subsidiary. Any amendment of the Uniform Commercial Code shall not limit the definition of Accounts as in effect on the date hereof.

     "Adjusted LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary to the next 1/16th of 1%) equal (a) to the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate.

     "Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

     "Alternate Base Rate" means, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Rate in effect on such day plus 1/2 of 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Rate, respectively.

     "Applicable Margin" means, at all times during the applicable periods set forth below: (a) with respect to ABR Revolving Borrowings, the percentages set forth below under the heading "ABR Revolving Margin" and adjacent to such period, (b) with respect to ABR Term Borrowings, the percentage set forth below under the heading "ABR Term Margin" and adjacent to such period, (c) with respect to Eurodollar Revolving Borrowings, the percentage set forth below under the heading "Eurodollar Revolving Margin" and adjacent to such period, (d) with respect to Eurodollar Term Borrowings, the percentage set forth below under the heading "Eurodollar Term Margin" and adjacent to such period and (e) with respect to the commitment fee payable under Section2.08, the percentage set forth below under the heading "Fee Margin" and adjacent to such period:


When the
Leverage
Ratio is                       ABR                            Eurodollar    Eurodollar
greater than     And           Revolving      ABR Term        Revolving     Term             Fee
or equal to      less than     Margin         Margin          Margin        Margin           Margin


3.51:1.00                       1.25%           1.50%          2.50%           2.75%           0.450%


3.00:1.00         3.51:1.00     1.00%          1.25%           2.25%           2.50%       0.400%


2.50:1.00         3.00:1.00     0.75%          1.00%           2.00%           2.25%       0.350%

2.00:1.00         2.50:1.00     0.50%          0.75%           1.75%           2.00%       0.300%

1.50:1.00         2.00:1.00     0.25%          0.50%           1.50%           1.75%       0.250%

1.00:1.00         1.50:1.00     0.00%          0.00%           1.25%           1.50%       0.200%

                  1.00:1.00     0.00%          0.00%           1.00%           1.25%       0.150%


     Changes in the Applicable Margin resulting from a change in the Leverage Ratio shall be made quarterly based upon the certificate most recently delivered under Section 5.01(d) and shall become effective on the date such certificate is delivered to the Bank. Notwithstanding anything to the contrary in this definition, if the Borrower shall fail to deliver to the Bank such a certificate on or prior to any date required hereby, the Leverage Ratio shall be deemed to be greater than 3.50:1.0 from and including such date to the date of delivery to the Bank of such certificate. The Leverage Ratio for the period from the Effective Date to the date of the delivery of the first certificate required to be delivered under Section 5.01(d) after the Effective Date shall be based on a certificate of the type required by Section 5.01(d) delivered on the Effective Date reflecting the Effective Date Leverage Ratio (as calculated in accordance with the definition of Leverage Ratio).

     "Asset Sale" means any sale, lease or other disposition (including any such transaction effected by way of merger or consolidation) by the Borrower or any of its Subsidiaries of any asset (including, without limitation, any sale-and-leaseback transaction, whether or not involving a capital lease), provided however, an "Asset Sale" shall not include any sale, disposition or other transaction permitted under clauses (i), (ii), (iii), (iv), (v), (vi),
(vii) or (viii) of Section 6.05.

     "Available Revolving Credit Commitment" means at any time, an amount equal to (i) the lesser of (x) the total Revolving Commitment and (y) the Borrowing Base Amount minus (ii) the Revolving Credit Exposure.

     "Available Term Loan Commitment" means at any time, an amount equal to (i) the Term Loan Commitment minus (ii) the Term Loan Exposure.

     "BNY" means The Bank of New York.

     "Board" means the Board of Governors of the Federal Reserve System of the United States of America.

     "Borrower" means Winston Resources, Inc. a Delaware corporation.

     "Borrowing" means Revolving Loans or Term Loans, as applicable, of the same Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect.

     "Borrowing Base Amount" means, as of any date of determination, a sum equal to the Borrowing Base Percentage of (a) the book value of Eligible Accounts less, (b) without duplication, consolidated reserves of the Borrower in respect of all Accounts of the Borrower and its Subsidiaries (but without reserves for doubtful accounts)), based upon the Borrowing Base Certificate most recently delivered to the Bank under Section5.01(g). For purposes of this definition, "Borrowing Base Percentage" means (a) with respect to Eligible Accounts (other than Permanent Placement Accounts), 85%, and (b) with respect to Eligible Accounts that are Permanent Placement Accounts, 50%; in either case or such lesser percentage as the Bank shall reasonably determine (and notify the Borrower thereof in writing) based upon the overall credit quality from time to time of the Accounts taken as a whole. Notwithstanding anything to the contrary in this definition, if the Borrower shall fail to deliver to the Bank a Borrowing Base Certificate on or prior to any date required hereby, the Borrowing Base Amount shall be deemed to be zero ($0.00) from and including such date to the date of delivery to the Bank of such Borrowing Base Certificate.

     "Borrowing Base Certificate" means a certificate duly executed by a Financial Officer of the Borrower in the form of Exhibit B.

     "Borrowing Request" means a request by the Borrower for a Borrowing in accordance with Section 2.03.

     "Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed, provided that, when used in connection with a Eurodollar Loan, the term "Business Day" shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

     "Buyout" means, collectively, the purchase pursuant to the Buyout Transactions of up to 1,713,603 shares of Public Stock and the purchase by the Borrower for cash of up to 597,009 Options pursuant to the Option Purchase Documents.

     "Buyout Transactions" shall mean the Buyout, the Tender Offer, the Option Purchase Transactions and the Second Step Transactions.

     "Capital Expenditures" of any Person means expenditures (whether paid in cash or other consideration or accrued as a liability) for fixed or capital assets (excluding any capitalized interest and any such asset acquired in connection with normal replacement and maintenance programs properly charged to current operations and excluding any replacement assets acquired with the proceeds of insurance) made by such Person.

     "Capital Lease Obligations" of any Person means the obligations of such Person that are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

     "Casualty Proceeds" means (i) the aggregate insurance proceeds received by the Borrower or any of its Subsidiaries in connection with one or more related events under any casualty, hazard or business interruption insurance policy (but not liability insurance) maintained by the Borrower or any of its Subsidiaries covering losses with respect to tangible or intangible real or personal property or improvements, or losses arising from business interruption or (ii) any award or other compensation with respect to the condemnation of property (or any transfer or disposition of property in lieu of condemnation) received by the Borrower or any of its Subsidiaries, provided however, the proceeds of business interruption insurance shall not be deemed to be Casualty Proceeds so long as no uncured Default shall exist at the time of payment of the proceeds of business interruption insurance to the Borrower.

     "Change in Management" means if neither (a) Seymour Kugler shall be an executive officer of the Borrower; nor (b) at least two of Greg Kaye, Todd Kaye and Eric Kugler shall be executive officers of the Borrower.

     "Change in Law" means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by the Bank (or, for purposes of Section 2.12(b), by any lending office of the Bank or the Bank's holding company) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     "Collateral"  has  the  meaning  assigned  to  such  term  in the  Security
Agreement.

     "Consolidated EBITDA" means, for any period, net income for such period of the Borrower and its Subsidiaries determined on a consolidated basis in accordance with GAAP, plus, without duplication and to the extent deducted from revenues in determining such net income, the sum of (a) Consolidated Interest Expense for such period, (b) the aggregate amount of federal, state, local and other income tax expense for such period, (c) the aggregate amount attributable to depreciation and amortization for such period, (d) the aggregate amount of extraordinary charges during such period, (e) the aggregate amount of non-cash expenses during such period, (f) the aggregate amount of the fees, charges, costs and expenses, including fees, charges, costs and expenses of attorneys, accountants, investment bankers and other advisors and consultants and Committees of the Board of Directors of the Borrower and/or any of the
Subsidiaries incurred or to be incurred by the Borrower and/or any of the Subsidiaries in fiscal years 1998 and/or 1999 directly or indirectly related to or in connection with the Borrower's compliance with the Securities Exchange Act of 1934, as amended, applicable state securities laws, or the rules of any exchange on which the Public Stock is listed for trading, (g) the aggregate amount of the fees, charges, costs and expenses of the Borrower and/or any of its Subsidiaries, including fees of independent directors and fees, charges, costs and expenses of attorneys, accountants, investment bankers and other advisors and consultants and Committees of the Board of Directors of the Borrower and/or any of its Subsidiaries, incurred or to be incurred directly or indirectly related to or in connection with the Buyout Transactions or the negotiation, documentation and closing of the financing contemplated by this Agreement in fiscal years 1998 and/or 1999, (h) the aggregate amount of printing, marketing, transfer agent, depository and other fees, costs and expenses incurred or to be incurred by the Borrower and/or any of its Subsidiaries directly or indirectly related to or in connection with the matters identified or referenced to in (e), (f) or (g) of this definition or the definition of or related to Buy-Out Transactions and (i) the aggregate fees of independent directors incurred or to be incurred by the Borrower during 1998 and/or 1999 minus, without duplication and to the extent added to revenues in determining such net income for such period, the aggregate amount of extraordinary gains during such period, all as determined on a consolidated basis with respect to the Borrower and its Subsidiaries and, except as provided in this definition, in accordance with GAAP.

     "Consolidated Fixed Charges" means, for any period, the sum of each of the following with respect to the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP: (a) Consolidated Interest Expense for such period, (b) the aggregate amount of all cash taxes paid during such period, and (c) the aggregate of all scheduled principal payments, including the portion of any payments under Capital Lease Obligations that is allocable to principal, during such period in respect of Indebtedness.

     "Consolidated Interest Expense" means, for any period, the interest expense, both expensed and capitalized (including the interest component in respect of Capital Lease Obligations), accrued or paid by Borrower and its Subsidiaries during such period, determined on a consolidated basis in accordance with GAAP.

     "Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

     "Dollars" or "$" refers to lawful money of the United States of America.

     "Effective  Date"  means  the date on which  the  conditions  specified  in
Section 4.01 are satisfied (or waived in accordance with Section 8.02) and the funding occurs of the first advance of the Term Loan and the portion of the Revolving Loan necessary to fund the Buyout of not less than 662/3% of the Public Stock and costs and expenses incurred by the Borrower and/or the Subsidiaries in connection therewith.

     "Eligible Account": means, at the time of any determination thereof, any Account of the Borrower or any Subsidiary Guarantor (after deducting discounts, credits and allowances (but not allowances for doubtful accounts)) as to which each of the following requirements has been fulfilled to the reasonable satisfaction of the Bank:

     (a) the Borrower or such Subsidiary has lawful, absolute and marketable title to such Account, subject to the Security Agreement and Permitted
     Encumbrances that are subordinate to security interests granted to the Bank;

     (b) such Account is a valid, binding and legally enforceable obligation of the Person who is obligated under such Account (the "Account Debtor"), except for, with respect to Permanent Placement Accounts, setoffs, deductions or rebates for Fall Offs during Guarantee Periods to the extent expressly permitted by the terms of any Permanent Placement Account with such Account Debtor;

     (c) such Account is not subject to any dispute, setoff, counterclaim or other claim or defense on the part of the Account Debtor denying liability under such Account in whole or in part, except for, with respect to Permanent Placement Accounts, setoffs, deductions or rebates for Fall Offs during Guarantee Periods to the extent expressly permitted by the terms of any Permanent Placement Account;

     (d) the Borrower or such Subsidiary has the full and unqualified right to assign and grant a Lien in such Account to the Bank as security for the obligations of the Borrower under the Loan Documents;

     (e) such Account is subject to a fully perfected first priority security interest in favor of the Bank to secure the obligations of the Borrower and the Subsidiaries under the Loan Documents and is not subject to any Lien in favor of any other Person except for Permitted Encumbrances that are subordinate to security interests granted to the Bank;

     (f) such Account is payable in Dollars and is evidenced by an invoice rendered to the Account Debtor and is not evidenced by any Instrument or chattel paper;

     (g) such Account is a bona fide Account of the Borrower or such Subsidiary arising in the ordinary course of the Borrower's or such Subsidiary's business, and which, in the case of Accounts relating to the sale of services, such services have been performed or completed;

     (h) with respect to such Account, no Account Debtor is

     (i) an Affiliate (including any Subsidiary) of the Borrower,

     (ii)  the  subject  of  any   reorganization,   bankruptcy,   receivership,
     custodianship, insolvency or other condition analogous with respect to such Account Debtor;

     (i) such Account (1) for all Accounts other than Hospital Accounts are not outstanding more than 90 days past the original invoice with respect thereto, and (2) for Hospital Accounts, are not outstanding more than 120 days past the original invoice with respect thereto;

     (j) with respect to the Account Debtor owing such Account, the Borrower or such Subsidiary is not in default with respect to any amounts owing to such Account Debtor for any goods provided or services rendered by such Account Debtor or otherwise, provided however, the Borrower and any Subsidiary shall not be deemed to be in default for purposes of this paragraph to the extent of Account Debtor's exercise or potential exercise of rights with respect to the applicable Account for Fall Offs during Guarantee Periods in respect of previous Permanent Placement Accounts.

     (k) such Account shall have had deducted therefrom the amount of the aggregate indebtedness of the Borrower and the Subsidiaries to the account debtor for any goods provided or services rendered by such account debtor to the Borrower; excluding, for purposes of this subparagraph, the amount of any Fall Offs under Permanent Placement Accounts during Guarantee Periods;

     (l) the Bank is, and continues to be, reasonably satisfied with the credit standing of the account debtor in relation to the amount of credit extended;

     (m) such Account is from an account debtor resident of the United States or which is subject to the jurisdiction of the Courts of any State of the United States; and

     (n) such Account was not purchased or otherwise acquired by the Borrower or any Subsidiary other than in connection with an acquisition permitted under this Agreement.

     "Environmental Laws" means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

     "Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations and published interpretations thereof.

     "ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Borrower or any Subsidiary, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of
Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

     "ERISA Event" means (a) a reportable event, within the meaning of Section 4043 of ERISA, unless the 30-ay notice requirement with respect thereto has been waived by the PBGC; (b) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, under Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA) but only in the event of a distress termination under
Section 4041(c) under ERISA; (c) the withdrawal by the Borrower or an ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (d) the failure by the Borrower or an ERISA Affiliate to make a payment to a Plan in the circumstances set forth in Section 302(f) (1) of ERISA or Section 412(n) of the Code; (e) the adoption of an amendment to a Plan requiring the provision of security to such Plan, under Section 307 of ERISA; or (f) the institution by the PBGC of proceedings to terminate a Plan, under Section 4042 of ERISA, or the occurrence of any event or condition which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, a Plan.

     "Eurodollar", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

     "Event of Default" has the meaning assigned to such term in Article 7.

     "Excluded Taxes" means, with respect to the Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) Taxes imposed on (or measured by) its net income, net profits or net gains or any component of any of the foregoing by the United States of America or any State or political subdivision thereof (including the District of Columbia), or by any other jurisdiction and (b) any branch profits or franchise Taxes imposed by the United States of America or any State or political subdivision thereof (including the District of Columbia) or any similar Tax imposed by any other jurisdiction.

     "Fall Off" shall mean, with respect to a Permanent Placement Account, the circumstance when the placed employee is terminated during the applicable Guarantee Period.

     "Federal Funds Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Bank from three Federal funds brokers of recognized standing selected by it.

     "Final Judgment" means a judgment of a court of competent jurisdiction as to which no appeal has been taken and no motion to re-argue or reconsider such judgment has been filed and the time to appeal or to move to re-argue or reconsider has expired.

     "Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

     "Financial Institution" means any commercial bank, savings banks, savings and loan association, insurance company, investment company, mutual fund or other entity that extends credit or buys loans in the ordinary course of business.

     "Fixed Charge Coverage Ratio" means, as of any day (the "determination date"): the ratio of (i) Consolidated EBITDA minus Consolidated Capital Expenditures for the four consecutive fiscal quarters of the Company and its consolidated Subsidiaries most recently ended prior to such determination date to (ii) Consolidated Fixed Charges for such period.

     "Foreign Lender" means an entity that is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia.

     "GAAP" means generally accepted accounting principles in the United States of America.

     "Governmental Authority" means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

     "Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation, provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.

     "Guarantee Agreement" means the Guarantee Agreement, substantially in the form of Exhibit C, among the Subsidiaries and the Bank.

     "Guarantee Period" shall mean, with respect to a Permanent Placement Account, the period of time during which, if the employment of the placed applicant terminates, either the Account Debtor would not be obligated to pay the fee in respect of such placement, the Account Debtor would be entitled to a refund of the fee if paid, or the Account Debtor would be entitled to a replacement or another candidate, without additional fee.

     "Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

     "Hospital Account" means any Account with respect to which the Account Debtor is a hospital.

     "Inactive Subsidiaries" means Delta 10, Inc. and Winston Professional Staffing, Inc.

     "Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are required to be paid, (d) all obligations of such Person under conditional sale or other title-retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services, (f) all Indebtedness secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby is otherwise an obligation of such person, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, and (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner to the extent such Person is liable therefor as a result of such Person's ownership interest in such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. Notwithstanding anything in this Agreement, "Indebtedness" shall not include (i) accounts payable and accrued expenses of any Person incurred in the ordinary course of business and (ii) intercompany indebtedness among the Borrower and/or any of its Subsidiaries, (iii) Guarantees of obligations or liabilities where the underlying obligations or liabilities do not constitute Indebtedness and (iv) obligations under leases that are not Capital Leases.

     "Indemnified Taxes" means Taxes (including Other Taxes) other than Excluded Taxes.

     "Indemnitee" has the meaning assigned to such term in Section 8.03(b).

     "Instrument": means all "instruments", "chattel paper" or "letters of credit" (each as defined in the UCC) evidencing, representing, arising from or existing in respect of, relating to, securing or otherwise supporting the payment of, any of the Accounts, including (but not limited to) promissory notes, drafts, bills of exchange and trade acceptances, now owned or hereafter acquired by the Borrower or any Subsidiary.

     "Interest Coverage Ratio" means, as of any day (the "determination date"):the ratio of (i) Consolidated EBITDA for the four consecutive fiscal quarters of the Company and its consolidated Subsidiaries ending most recently ended prior to such determination date to (ii) Consolidated Interest Expense for such period.

     "Interest  Election  Request"  has the  meaning  assigned  to such  term in
Section 2.10.

     "Interest Payment Date" means (a) with respect to any ABR Loan, the last day of each month, and (b) with respect to any Eurodollar Borrowing, the last day of the Interest Period applicable thereto and, in the event such Interest Period is longer than three months, at intervals of three months after the first day thereof.

     "Interest Period" means, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months, thereafter, as the Borrower may elect, provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

     "Kaye Employment Agreement" means the Amended and Restated Employment Agreement dated as of January 1, 1997 between the Borrower and Seymour Kugler.

     "Leverage Ratio" means, as of any day, the quotient of (i) the aggregate of all Indebtedness of the Borrower and its Subsidiaries, on a consolidated basis, as of the determination date divided by (ii) Consolidated EBITDA for the four consecutive fiscal quarters most recently ended prior to such determination date. Notwithstanding the foregoing for the period from the Effective Date through November 30, 1999, the Leverage Ratio shall be the quotient of (i) the aggregate of all Indebtedness of Borrower and its Subsidiaries on a consolidated basis as of the determination date (which shall include, for determination of the Leverage Ratio on the Effective Date, Loans outstanding on such date) divided by (ii) Consolidated EBITDA for the four consecutive fiscal quarters ending June 30, 1999. For purposes of this definition, the term Indebtedness shall not include accrued interest on such Indebtedness unless more than thirty
(30) days past due.

     "LIBO Rate" means, with respect to any Eurodollar Borrowing for any Interest Period, the per annum rate determined by the Bank as follows: (a) the Bank shall obtain the rate for deposits in Dollars for a period comparable to such Interest Period which appears on the Telerate Page 3750 (or any replacement page, if such page is replaced in the Telerate Service or such other service or services as may be designated by the British Bankers Association for the purpose of displaying the London Interbank Offered Rate for Dollar deposits as of 11:00 a.m. (London time) two Business Days prior to the first day of such Interest
Period), and (b) if the Bank is not able to obtain quotations for the determination of the LIBO Rate pursuant to the foregoing clause (a), the LIBO Rate shall be the per annum rate of interest quoted by the Bank at which Dollar deposits are offered by the Bank to prime banks in the London interbank market at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, which deposits are for a period equal to such Interest Period and in an amount substantially equal to such Eurodollar Borrowing.

     "Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional-sale agreement, capital lease or title-retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities. For purposes of this Agreement, "Lien" shall not include (i) the rights of an Account Debtor in respect of any Fall-Off during a Guarantee Period or (ii) the rights of a lessor under a lease other than a Capital Lease.

     "Loan Documents" means this Agreement, the Security Documents and each other agreement, instrument (including any promissory note) or other document executed or delivered pursuant to any of the foregoing.

     "Loan Parties" means the Borrower and its Subsidiaries.

     "Loans" means the loans made by the Bank to the Borrower pursuant to this Agreement.

     "Margin  Stock" shall have the meaning  assigned to such term in Regulation
U.

     "Material Adverse Effect" means a material adverse effect on (a) the business, assets, operations, prospects, or financial condition, of the Borrower and each of its Subsidiaries, taken as a whole, (b) the ability of the Loan Parties, taken as a whole, to perform any of their obligations under any Loan Document or (c) the rights of or benefits available to the Bank under any Loan Document.

     "Material Indebtedness" means Indebtedness (other than the Loans and without duplication of direct Indebtedness and Guarantees of such Indebtedness), or obligations in respect of one or more Hedging Agreements, of any one or more of the Borrower and the Subsidiaries in an aggregate outstanding principal amount exceeding $100,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of any Loan Party or any other Subsidiary in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Loan Party or such other Subsidiary would be required to pay if such Hedging Agreement were terminated at such time.

     "Multiemplover Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

     "Multiple  Employer  Plan"  means a single  employer  plan,  as  defined in
Section 4001(a)(15) of ERISA, which (i) is maintained for employees of the Borrower or an ERISA Affiliate and at least one Person other than the Borrower and its ERISA Affiliates or (ii) was so maintained and for which the Borrower or an ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA if such plan has been or were to be terminated.

     "Net Proceeds" means, with respect to any Prepayment/Reduction Event, the cash proceeds received in respect of such event, including any cash received in respect of any non-cash proceeds, but only as and when received, net of (i) all reasonable fees, commissions and out-of-pocket expenses paid or required to be paid (including reasonable attorneys fees and expenses relating to the Prepayment/Reduction Event) by the Borrower and/or its Subsidiaries to third parties in connection with such Prepayment/Reduction Event and (ii) if such Prepayment/Reduction Event is an Asset Sale or the receipt of Casualty Proceeds,
(a) the amount of any Indebtedness including interest and costs thereon (other than the Loans) secured by a Lien on such asset, required to be discharged from the proceeds thereof and so discharged when required to be discharged and (b) the amount of all Taxes paid or payable by the Borrower and/or the Subsidiaries, (as estimated by a Financial Officer of the Borrower, giving effect to the overall tax position of the Borrower and its Subsidiaries) in respect of such Asset Sale or the event giving rise to the receipt of Casualty Proceeds and (c) and the amount of any reasonable reserve established by the Borrower and/or its Subsidiaries in accordance with GAAP against any liabilities retained by the Borrower or such Subsidiaries (other than Taxes deducted pursuant to the foregoing clause (b)) associated with the assets disposed of in such Asset Sale or the event giving rise to the receipt of Casualty Proceeds, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of a retained liability) shall constitute Net Proceeds of a Prepayment/Reduction Event deemed to have occurred on the date of such reduction and provided further that, if (i) the Borrower shall deliver a certificate of a Financial Officer to the Bank within ten (10) Business Days of such Prepayment/Reduction Event setting forth the Borrower's or the applicable Subsidiary's intent to use any Casualty Proceeds to replace or repair the assets giving rise to such Casualty Proceeds with other assets to be used in the same line of business within 240 days of receipt of such proceeds, (ii) no Default shall have occurred and shall be continuing at the time of the delivery of such certificate or at the proposed time of the application of such proceeds, and
(iii) the Borrower commences and diligently pursues such repair and replacement within 120 days of such receipt and completes the repair and replacement within 240 days of receipt such proceeds, such proceeds shall not constitute Net Proceeds except to the extent not so used at the end of such 240 day period in accordance with such certificate, at which time such proceeds shall be deemed Net Proceeds.

     "Note" means the Revolving Credit Note or the Term Note, as the context requires, and "Notes" means the Revolving Credit Note and the Term Note.

     "Obligations" has the meaning assigned to such term in the Guarantee Agreement.

     "Option Purchase Documents" means the Winston Resources 1996 Stock Plan and the 1990 Incentive Plan.

     "Option Purchase Transaction" means the purchase by the Borrower (or a permitted successor under Section 6.03(d)(vii)) of all existing Options, including the Options owned beneficially by Seymour Kugler and members of his family.

     "Options" means vested and unvested incentive stock options issued by the Borrower to employees and directors of the Borrower pursuant to the Option Purchase Documents.

     "Other Taxes" means any and all current or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, the Loan Documents.

     "Participant" has the meaning assigned to such term in Section 8.04(c).

     "PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

     "Permanent Placement Accounts" means Accounts which have arisen in connection with the recruitment and placement of job candidates in positions with employers which provide, or are expected to provide, permanent, full-time employment and which include provisions for Fall Offs and Guarantee Periods; provided however, Permanent Placement Accounts shall not include Accounts that have arisen in connection with the recruitment and placement of job candidates in positions with employees which are temporary and are convertible or converted to permanent employment so long as the applicable Account is not subject to any Fall Offs or Guarantee Periods.

     "Permitted Encumbrances" means:

          (a) the Liens set forth in Schedule 3.05(a);

          (b) Liens imposed by law for Taxes that are not yet delinquent or Taxes not to exceed $500,000 that are being diligently contested in good faith and for which appropriate reserves have been established according to GAAP;

          (c) carriers', warehousemen's, mechanics', materialmen's, landlord's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in good faith and for which appropriate reserves have been established according to GAAP and in respect of which no execution or levy is sought against any Eligible Accounts;

          (d) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security or similar laws or regulations;

          (e) pledges and deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds, insurance carriers and other obligations of a like nature, in each case in the ordinary course of business;

          (f) easements, zoning restrictions, rights-of-way and similar encumbrances on or exceptions to title relating to real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

          (g) Liens with respect to judgments to the extent such judgments do not constitute an Event of Default;

          (h) Liens securing Indebtedness of the Borrower and/or its Subsidiaries permitted by subsection 6.01(e), provided that such Liens do not at any time encumber any property other than the property financed by such Indebtedness and the proceeds thereof; and

          (i)  rights  of  lessors  under  Capital  Leases   permitted  by  this
     Agreement.

                  "Permitted Investments" means:

          (a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent that such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

          (b) investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, investment grade credit ratings from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, or any successor thereto, from Moody's Investors Service, Inc. or any successor thereto or from Fitch IBCA or any successor thereto;

          (c) investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000 at the date of acquisition;

          (d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause
     (c) above at the date of acquisition; and

          (e) the investments listed in Schedule 6.04.

     "Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

     "Plan" means any employee  pension benefit plan (other than a Multiemployer
Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower, any Subsidiary or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

     "Pledged Securities" has the meaning assigned to such term in the Security Agreement.

     "Prepayment/Reduction  Event"  means (i ) any Asset  Sale  approved  by the
Bank, (ii) the issuance by the Borrower of any equity securities which constitute an interest in the equity of the Borrower which exceeds 5% of the total equity of the Borrower as of the date of such issuance or (ii) the receipt of Casualty Proceeds.

     "Prime Rate" means the rate of interest per annum publicly announced from time to time by BNY as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

     "Public Stock" means the common stock of the Borrower registered pursuant to the Securities Act of 1933, as amended, or freely tradable pursuant to Rule 144 promulgated thereunder, and listed for trading on the American Stock Exchange excluding any shares of stock owned beneficially by the Remaining Shareholders.

     "Regulation D" means Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

     "Redeemable Securities" has the meaning assigned to such term in Section 6.07(b).

     "Regulation U" means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

     "Regulation X" means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

     "Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents, advisors and trustees of such Person and such Person's Affiliates.

     "Remaining Shareholders" or "Remaining Stockholders" means Seymour Kugler and members of his family who also beneficially own common stock of the Borrower.

     "Requirement of Law" means, as to any Person, the charter and by-laws or other organizational or governing documents of such Person, and all federal, state and local laws, rules, regulations, orders, decrees or other determinations of an arbitrator, court or other Governmental Authority, including all disclosure and other requirements of ERISA, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

     "Restricted Payment" means any dividend or other distribution by the Borrower or any Subsidiary (whether in cash, securities or other property) with respect to any shares of any class of equity securities of the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of equity securities of the Borrower or any of its Subsidiaries or any option, warrant or other right to acquire any such shares of equity securities of the Borrower or any of its Subsidiaries. "Restricted Payment" shall not include any dividend, distribution or payment made or to be made to effect the Buyout Transactions.

     "Revolving Availability Period" means the period from and including the Effective Date to but excluding the earlier of the Revolving Maturity Date and the date of termination of the Revolving Commitment.

     "Revolving Commitment" means the commitment of the Bank to make Revolving Loans hereunder, as such commitment may be reduced from time to time pursuant to
Section 2.05. The initial amount of the Revolving Commitment is $10,000,000.

     "Revolving Credit Exposure" means, at any time, the aggregate outstanding principal amount of Revolving Loans at such time.

     "Revolving Credit Note" has the meaning assigned to such term in Section 2.01(a).

     "Revolving Loan" means a Loan referred to in Section 2.01(a) and made pursuant to Section 2.04.

     "Revolving Maturity Date" means September 30, 2005.

     "Second Step Transactions" means, in the event less than all of the shares of Public Stock are tendered pursuant to the Tender Offer, a merger, consolidation or other combination between the Borrower and an entity to be formed and wholly owned by the Remaining Shareholders or other form of corporate transaction and/or a settlement of litigation (approved, to the extent required by applicable law, by a court of competent jurisdiction) or a Final Judgment in a litigation pursuant to which any Public Stock that was not tendered by the Public Shareholders will be converted to a right to receive payment of the Offer Price (as defined in the Tender Offer Documents) or damages in lieu of Offer Price in cash, provided (a) the average Offer Price (by way of purchase price or damages in lieu thereof) paid with respect to the Buy-Out Transactions, including the Second Step Transactions and the purchase of the Options, does not exceed $5.50 per share and (b) any approval of the stockholders of the Borrower required to authorize the Second Step Transaction is obtained.

     "Security Agreement" means the Security Agreement, substantially in the form of Exhibit D, among the Borrower, the Subsidiaries and the Bank.

     "Security Documents" means the Security Agreement and each other security agreement, instrument or other document executed or delivered pursuant to
Section 5.10 or 5.11 to secure any of the Obligations.

     "Solvency Certificate" means a certificate of the Chief Financial Officer of the Borrower on behalf of the Borrower in the form attached hereto as Exhibit F.

     "Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages required (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Bank is subject for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D).

Such reserve percentages shall include those imposed pursuant to Regulation D. Eurodollar Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

     "subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held by the parent or one or more subsidiaries of the parent.

     "Subsidiary" means any subsidiary of the Borrower.

     "Taxes" means any and all current or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

     "Tender Offer" means the offer of the Borrower to purchase for cash its outstanding shares of its Common Stock pursuant to the Tender Offer Documents.

     "Tender Offer Documents" means Schedule 13E-3 and 13E-4 filed by the Borrower with the Securities and Exchange Commission and all other documents governing or evidencing the Tender Offer, including, without limitation, all filings with the Securities and Exchange Commission in connection with the Tender Offer and all amendments, exhibits and schedules thereto, the Fairness Opinion delivered in conjunction with Schedule 13E-4 and all documentation provided by the depositary in connection with the Tender Offer.

     "Term Availability Period" means the period from and including the Effective Date to but excluding the earlier of (a) September 30, 2000 and (b) the date of termination of the Term Loan Commitment.

     "Term Loan Commitment" means, the commitment of the Bank to make a Term Loan in the maximum principal amount equal to $6,500,000.

     "Term Loan" means a Loan referred to in Section 2.01(b) and made pursuant to Section 2.04.

     "Term Loan Exposure" means, at any time, the aggregate outstanding principal amount of Term Loans at such time.

     "Term Maturity Date" means September 30, 2005.

     "Term Note" has the meaning assigned to such term in Section 2.01(b).

     "Transactions" means (a) the execution, delivery and performance by each Loan Party of each Loan Document to which it is a party, (b) the borrowing of Loans and (c) the use of the proceeds of the Loans.

     "Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

     "Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

     "Year 2000 Issue" means the failure of computer software, hardware and firmware systems and equipment containing embedded computer chips to properly receive, transmit, process, manipulate, store, retrieve, re-transmit or in any other way utilize data and information due to the occurrence of the year 2000 or the inclusion of dates on or after January 1, 2000.

               SECTION 1.02.             Classification of Loans and Borrowings

     For purposes of this Agreement, Loans may be classified and referred to by class (e.g., a "Revolving Loan") or by Type (e.g., a "Eurodollar Loan") or by class and Type (e.g., a "Eurodollar Revolving Loan"). Borrowings also may be classified and referred to by class (e.g., a "Revolving Borrowing") or by Type (e.g., a "Eurodollar Borrowing") or by class and Type (e.g., a "Eurodollar Revolving Borrowing", or a "Eurodollar Term Borrowing").

                  SECTION 1.03.             Terms Generally

     The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise,
(a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

                  SECTION 1.04.             Accounting Terms; GAAP

     Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time, provided that, if the Borrower notifies the Bank that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof to the operation of such provision (or if the Bank notifies the Borrower that it requests an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.


ARTICLE 2.                                                   THE CREDITS

                  SECTION 2.01.             Commitments; Notes

     (a) (i) Subject to the terms and conditions set forth herein, the Bank agrees to make Revolving Loans to the Borrower from time to time during the Revolving Availability Period in an aggregate principal amount equal to the amount requested but not in excess of the lesser of (1) an amount that will not result in the Revolving Credit Exposure exceeding the Revolving Commitment and
(2) the Borrowing Base Amount minus, in the case of (2) for the period from the Effective Date through the date on which any prepayment required under Section 2.07(e) hereof has been made, the amount by which the amount of the Term Loan Exposure exceeds the sum of $5,100,000 and any amounts in excess of $4.62 per share that the Borrower is required to pay to purchase any Public Stock in the Buyout Transactions. Within the conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Loans.

     (ii) The Revolving Loans shall be evidenced by a promissory note (the "Revolving Credit Note") of the Borrower payable to the order of the Bank, dated the Effective Date, in a principal amount equal to the Revolving Commitment and substantially in the form of Exhibit A-1.

     (b) (i) Subject to the terms and conditions hereof, the Bank agrees to make Term Loans to the Borrower on the Effective Date and on not more than five (5) additional occasions thereafter during the Term Loan Availability Period in an aggregate principal amount requested, which shall not exceed the Term Loan Commitment. Term Loans which are prepaid or repaid, in whole or in part, may not be reborrowed.

     (ii) The Term Loans shall be evidenced by a promissory note (the "Term Note") of the Borrower payable to the order of the Bank, dated the Effective Date, in a principal amount equal to the Term Loan Commitment and substantially in the form of Exhibit A-2.

     (c) The Bank shall record the date, amount and Type of each Loan and the date and amount of each payment of principal made by the Borrower with respect thereto and may, if it so elects in connection with the transfer or enforcement of any Note, endorse on the schedule forming a part thereof appropriate notations to evidence the foregoing information with respect to each such Loan then outstanding, provided that the failure of the Bank to make any such recordation or endorsement shall not affect the obligations of the Borrower hereunder or under the Notes. Such recordation or endorsement shall constitute prima facie evidence of the existence and amounts of the obligations so recorded or endorsed. The Bank is hereby irrevocably authorized by the Borrower so to endorse the Notes and to attach to and make a part of any Note a continuation of any such schedule as and when required.

                  SECTION 2.02.             Loans and Borrowings

     (a) Subject to Section 2.11, each Borrowing shall be comprised  entirely of
(i) Revolving Loans or Term Loans, as applicable, and (ii) ABR Loans or Eurodollar Loans, as applicable, in each case as the Borrower may request in accordance herewith. The Bank at its option may make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of the Bank to make such Loan, provided that (a) any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement and (b) in the event the Bank exercises such option, the Bank will, prior to and as a condition of exercising such option, provide the Borrower with such forms as may be required under the Code to confirm that the Borrower is not required to pay or withhold back-up withholding taxes.

     (b) At the commencement of each Interest Period for any Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is $100,000 or is an integral multiple of $100,000. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is $100,000 or an integral multiple of $100,000, provided that an ABR Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Revolving Commitment. Borrowings of more than one Type may be outstanding at the same time, provided that there shall not at any time be more than a total of seven

(7) different Interest Periods applicable to Eurodollar Borrowings outstanding.

     (c) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after
(i) the Revolving Maturity Date, in the case of Revolving Loans, or (ii) the Term Maturity Date, in the case of Term Loans.

                  SECTION 2.03.             Requests for Borrowings

     To request a Borrowing, the Borrower shall notify the Bank of such request by telephone (a) in the case of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time, on the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Bank of a written Borrowing Request in substantially the form annexed hereto as Exhibit G and signed by the Borrower. Each such telephonic and written Borrowing Request shall (subject to the last paragraph of this Section) specify the following information in compliance with Section 2.02:

          (i) the aggregate amount of the requested Borrowing;

          (ii) the date of such Borrowing, which shall be a Business Day;

          (iii) whether such Borrowing is to be a Revolving Borrowing or a Term Borrowing;

          (iv) whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing;

          (v) in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term "Interest Period"; and

          (vi) the location and number of the Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.04.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month.

                  SECTION 2.04.             Funding of Borrowings

     Subject to Section 4.01, the Bank shall make each Loan to be made by it hereunder on the proposed date thereof by credit of immediately available funds by 1:00 p.m., New York City time to an account of the Borrower maintained with the Bank in New York City and designated by the Borrower in the applicable Borrowing Request.

                  SECTION 2.05.             Termination and Reduction of
                                            Revolving Commitments

                  (a)      Revolving Commitments

          (i) Unless previously terminated, the Revolving Commitment shall terminate on the Revolving Maturity Date.

          (ii) The Borrower may at any time terminate, or the Borrower may from time to time reduce, the Revolving Commitment, provided that (1) the Borrower shall not terminate or reduce the Revolving Commitment if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.07, the Revolving Credit Exposure would exceed the Revolving Commitment, and (2) each such reduction shall be in an amount that, when added to the amount of each such prepayment, is an integral multiple of $100,000.

          (iii) The Borrower shall notify the Bank of any election to terminate or reduce the Revolving Commitment under paragraph (ii) of this Section 2.05(a) at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable. Any termination or reduction of the Revolving Commitment shall be permanent.

          (iv) The Borrower may terminate or reduce the Revolving Commitment without penalty, premium, fee or other payment, except for any principal payments due under 2.07(c) in respect of the Revolving Loans, any fees due under Section 2.08(a) in respect of the Revolving Commitment reduced or terminated and any interest payments due under Section 2.09(d)(iii) in respect of the Revolving Loan prepaid.

                  (b)      Term Loan Commitments

          (i) Unless previously terminated, the Term Loan Commitment shall terminate on September 30, 2000.

          (ii) The Borrower may at any time terminate, or the Borrower may from time to time reduce, the Term Loan Commitment, provided that (1) the Borrower shall not terminate or reduce the Term Commitment if, after giving effect to any concurrent prepayment of the Term Loans in accordance with
     Section 2.07, the Term Loan Exposure would exceed the Term Loan Commitment, and (2) each such reduction shall be in an amount that, when added to the amount of each such prepayment, is an integral multiple of $100,000.

          (iii) The Borrower shall notify the Bank of any election to terminate or reduce the Term Loan Commitment under paragraph (ii) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable. Any termination or reduction of the Term Loan Commitment shall be permanent.

          (iv) The Borrower may terminate or reduce the Term Loan Commitment without penalty, premium, fee or other payment, except for any principal payments due under 2.07(c) in respect of the Term Loans, any fees due under
     Section 2.08(b) in respect of the Term Loan Commitment reduced or terminated and any interest payments due under Section 2.09(d)(ii) in respect of the Term Loans prepaid.

                  SECTION 2.06.             Repayment of Loans; Evidence of Debt

     (a) The Borrower hereby unconditionally promises to pay to the Bank the then unpaid principal amount of all Revolving Loans on the Revolving Maturity Date.

     (b) The Borrower hereby unconditionally promises to pay to the Bank

          (i) The principal amount of the Term Loans in installments on each date set forth below in the amount set forth adjacent to such date:

Date                                        Amount
-----------                                 -------------
March 31, 2000                              $187,500
June 30, 2000                               $187,500
September 30, 2000                          $187,500
December 31, 2000                           $187,500
March 31, 2001                              $187,500
June 30, 2001                               $187,500
September 30, 2001                          $187,500
December 31, 2001                           $250,000
March 31, 2002                              $250,000

Date                                        Amount
-----------                                 -------------

June 30, 2002                               $250,000
September 30, 2002                          $250,000
December 31, 2002                           $312,500
March 31, 2003                              $312,500
June 30, 2003                               $312,500
September 30, 2003                          $312,500
December 31, 2003                           $312,500
March 31, 2004                              $312,500
June 30, 2004                               $312,500
September 30, 2004                          $312,500
December 31, 2004                           $421,700
March 31, 2005                              $421,700
June 30, 2005                               $421,700.

          (ii) The then unpaid principal amount of the Term Loans on the Term Maturity Date.

                  SECTION 2.07.             Prepayment of Loans

     (a) The Borrower shall have the right at any time and from time to time to prepay any Revolving Loans or Term Loans in whole or in part, subject to the requirements of this Agreement. Any voluntary prepayments made by the Borrower shall, prior to the occurrence of a Default, shall be applied to Revolving Loans or Term Loans and any Type of Loan, as selected by the Borrower.

     (b) In the event and on each occasion that any Net Proceeds are received by or on behalf of the Borrower or any Subsidiary in respect of any Prepayment/Reduction Event, then, within four Business Days after such Net Proceeds are received, (i) the Borrower shall prepay the Term Loans in an amount equal to such Net Proceeds, and (ii) and upon repayment of the Term Loan in full, the Borrower shall prepay the Revolving Loans by an aggregate amount equal to such Net Proceeds not applied to the Term Loan.

     (c) In the event of any partial reduction or termination of the Revolving Commitments, then (i) at or prior to the date of such reduction or termination, the Bank shall notify the Borrower of the Revolving Credit Exposure after giving effect thereto and (ii) if such amount would exceed the Revolving Commitment after giving effect to such reduction or termination, then the Borrower shall, on the date of such reduction or termination, reduce the Revolving Credit Exposure in an amount sufficient to eliminate such excess.

     (d) If on any day prior to the Revolving Maturity Date, the Revolving Credit Exposure shall exceed the Borrowing Base Amount, the Borrower shall, within three (3) Business Days of such day (but in no event later than the Revolving Maturity Date), prepay the Revolving Loans in an amount equal to such excess.

     (e) In the event that on or before September 30, 2000, the Borrower has not used the proceeds of the Term Loan to purchase common stock pursuant to the Tender Offer, the Option Purchase or the Second Step Transaction, then on or before October 1, 2000, the Borrower shall prepay the Term Loan in an amount equal to the proceeds of the Term Loan not used for such purposes.

     (f) The Borrower shall notify the Bank by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid.

     (g) Each partial prepayment of any Borrowing under Sections 2.07(a) shall, when added to the amount of each concurrent prepayment and reduction of the Revolving Commitments, if any, required under such Sections, be in the amount of $100,000 or an integral multiple of $100,000. Prepayments shall be accompanied by accrued interest and break funding payments to the extent required by Section
2.13. Each prepayment of Term Loans shall be applied ratably among the remaining installments of principal required under Section 2.06(b).

     (h) Any prepayments permitted or required under this Section 2.07 may be made by the Borrower without any penalty, premium, fee or other payment, except for any interest payments due under Section 2.09(d)(ii) and any break funding payments due under Section 2.13.

                  SECTION 2.08.             Fees

     (a) The Borrower shall pay to the Bank a commitment fee, which shall accrue at the applicable Fee Margin on the average daily amount of the unused Revolving Commitment (as reduced from time to time in accordance with this Agreement) during the period from and including the Effective Date to but excluding the date on which the Revolving Commitment terminates. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Revolving Commitment terminates, commencing on the first such date to occur after the Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

     (b) The Borrower shall pay to the Bank a commitment fee, which shall accrue at the applicable Fee Margin on the average daily amount of the unused Term Loan Commitment (as reduced from time to time in accordance with this Agreement) during the period from and including the Effective Date to but excluding the first to occur of the date on which the Term Loan Commitment terminates and the date on which the Borrower has borrowed the full amount of the Term Loan Commitment. Amounts borrowed and paid, by way of prepayment or otherwise under the Term Loan Commitment, may not be re-advanced and shall not constitute unused Term Loan Commitment. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Term Loan Commitment terminates, commencing on the first such date to occur after the Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

     (c) On the Effective Date, the Borrower shall pay to the Bank a facility fee in an amount equal to 1.4% of the sum of the Revolving Commitment and the Term Loan Commitment, minus the $20,000 the Bank previously received on account of the fees due under this Section 2.08(c).

     (d) The Bank and the Borrower agree that there are no separate agreements under which the Borrower is obligated to pay any fees with respect to the Loans, the Revolving Commitment or the Term Loan Commitment. The Bank agrees that in the event the Effective Date does not occur, no fees shall be due under this
Section 2.08, except that (i) the Bank may retain the $20,000 paid on account of the fees described in Section 2.08(c), and (ii) the Borrower shall pay any additional attorney's fees and expenses due to the Bank under this Agreement.

                  SECTION 2.09.             Interest

     (a) ABR Revolving Loans and ABR Term Loans shall bear interest at the Alternate Base Rate plus the Applicable Margin.

     (b) Eurodollar Revolving Loans and Eurodollar Term Loans shall bear interest at the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin.

     (c) Notwithstanding the foregoing, after the occurrence and during the continuance of any Event of Default, any overdue amount payable by the Borrower hereunder shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section (and subject to Section 2.09(d)) or (ii) in the case of any other amount, 2% plus the Alternate Base Rate.

     (d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan, provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan pursuant to Section 2.07(b)), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

     (e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Adjusted LIBO Rate or LIBO Rate shall be determined by the Bank, and such determination shall be conclusive absent manifest error.

                  SECTION 2.10.             Interest Elections

     (a) Each Borrowing initially shall be of the Type specified (or deemed specified) in the applicable Borrowing Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified (or deemed specified) in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section (each, an "Interest Election Request"). The Borrower may elect different options with respect to different portions of the affected Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

     (b) To make an election pursuant to this Section, the Borrower shall notify the Bank of its election by telephone on or before 11:00 a.m., New York City time, on three Business Days' notice:

          (i) that all, or any portion in an aggregate minimum amount of $100,000 and an integral multiple of $100,000 in excess of such amount, of any Borrowing be converted from ABR Loans into Eurodollar Loans or from Eurodollar Loans into ABR Loans; and

          (ii) on the expiration of the Interest Period applicable to any Eurodollar Loans comprising all or part of any Borrowing, that all, or any portion in an aggregate minimum amount of $100,000 and an integral multiple of $100,000 in excess of such amount, of the outstanding principal amount of such Eurodollar Loans be continued as Eurodollar Loans or be converted into ABR Loans.

     Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Bank of a written Interest Election Request in a form approved by the Bank and signed by the Borrower.

     (c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.03:

          (i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

          (ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day not less than three days following the giving of the telephonic request provided for in clause (b) above;

          (iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and

          (iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period".

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month.

     (d) If the Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period, such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Bank so notifies the Borrower, then, so long as an Event of Default is continuing, (i) no outstanding Borrowing may be converted into or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

     (e) No portion of the outstanding principal amount of any Loan may be made or continued as, or be converted into, a Eurodollar Loan if, after giving effect to such action, the Interest Period applicable thereto shall extend beyond the date of any scheduled repayment required by Section 2.06(b), unless a sufficient principal amount of other Loans is being maintained as ABR Loans or Eurodollar Loans having an Interest Period ending on or prior to the date of any such scheduled repayment.

                  SECTION 2.11.             Alternate Rate of Interest

     If  prior to the  commencement  of any  Interest  Period  for a  Eurodollar
Borrowing:

     (a) the Bank determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period; or

     (b) the Bank determines that the Adjusted LIBO Rate or the LIBO Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to the Bank of making or maintaining its Loan included in such Borrowing for such Interest Period;

then the Bank shall give notice thereof to the Borrower by telephone or telecopy as promptly as practicable thereafter and, until the Bank notifies the Borrower that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective, and (ii) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Borrowing.

                  SECTION 2.12.             Increased Costs; Illegality

     (a) If any Change in Law shall:

          (i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Bank (except any such reserve requirement reflected in the Adjusted LIBO Rate); or

          (ii) impose on the Bank or the London interbank market any other condition affecting this Agreement or any Eurodollar Loans made by the Bank;

and the result of any of the foregoing shall be to increase the cost to the Bank of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by the Bank hereunder (whether of principal, interest or otherwise), then the Borrower will pay to the Bank such additional amount or amounts as will compensate the Bank for such additional costs incurred or reduction suffered.

     (b) If the Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on the Bank's capital or on the capital of the Bank's holding company, if any, as a consequence of this Agreement or the Loans made by the Bank to a level below that which the Bank or the Bank's holding company could have achieved but for such Change in Law (taking into consideration the Bank's policies and the policies of the Bank's holding company with respect to capital adequacy), then from time to time the Borrower will pay to the Bank or the Bank's holding company, as applicable, such additional amount or amounts as will compensate the Bank or the Bank's holding company for any such reduction suffered.

     (c) A certificate of the Bank setting forth the amount or amounts necessary to compensate the Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay the Bank the amount shown as due on any such certificate within 10 days after receipt thereof or receipt of a revised certificate correcting any absent manifest error in such certificate.

                  SECTION 2.13.             Break Funding Payments

     In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto or (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto, then, in any such event, the Borrower shall compensate the Bank for the loss, cost and expense attributable to such event. In the case of a Eurodollar Loan, such loss, cost or expense to the Bank shall be deemed to include an amount determined by the Bank to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which the Bank would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the eurodollar market. A certificate of the Bank setting forth any amount or amounts that the Bank is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay the Bank the amount shown as due on any such certificate within 10 days after receipt thereof or receipt of a revised certificate correcting any manifest error in such certificate.

                  SECTION 2.14.             Taxes

     (a) Any and all payments by or on account of any obligation of the Borrower hereunder shall be made free and clear of and without deduction for any Indemnified Taxes, provided that, if the Borrower shall be required to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section), the Bank receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

     (b) In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

     (c) The Borrower shall indemnify the Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Bank on or with respect to any payment by or on account of any obligation of the Borrower hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Bank, shall be conclusive absent manifest error.

     (d) As soon as practicable after any payment of Indemnified Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Bank the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Bank.

     (e) If the Bank receives a refund in respect of any Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section, it shall, within 30 days from the date of such receipt, pay over such refund to the Borrower (but only to the extent of indemnity payments made or additional amounts paid by the Borrower pursuant to this Section with respect to the Indemnified Taxes giving rise to such refund), net of all out-of-pocket expenses of the Bank and without interest (other than interest paid by the relevant Governmental Authority with respect to such refund); provided, however, that the Borrower, upon the request of the Bank, agrees to repay the amount paid over to the Borrower (plus penalties, interest or other charges imposed by the relevant Governmental Authority) to the Bank in the event the Bank is required to repay such refund to such Governmental Authority.

                  SECTION 2.15.             Payments Generally.

     (a) The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, or of amounts payable under Section 2.12, 2.13 or 2.14, or otherwise) prior to 12:00 noon, New York City time, on the date when due, in immediately available funds, without setoff or counterclaim. Any amounts received after such time on any date may, in the discretion of the Bank, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Bank at its office at One Wall Street, New York, New York. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable of the period for such extension. All payments hereunder shall be made in Dollars.

     (b) If at any time insufficient funds are received by and available to the Bank to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, and (ii) second, towards payment of principal then due hereunder.


ARTICLE 3.                                      REPRESENTATIONS AND WARRANTIES

     The Borrower represents and warrants to the Bank that:

                  SECTION 3.01.             Organization; Powers

     The Borrower and each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except where any lack of power or authority or failure to be so qualified or in good standing would not have a Material Adverse Effect and would not affect the enforceability or collectibility of any Eligible Account.

                  SECTION 3.02.             Authorization; Enforceability

     The Transactions and the Buyout are within the corporate powers of the Borrower and each Subsidiary to the extent it is a party thereto and have been duly authorized by all necessary corporate, and if required, equityholder action, other than action that may be required with respect to any Second Step Transaction. Each Loan Document has been duly executed and delivered by the Borrower and each Subsidiary to the extent it is a party thereto and constitutes a legal, valid and binding obligation thereof, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

                  SECTION 3.03.             Governmental Approvals; No Conflicts

     The Transactions and the Buyout (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect or will be obtained or made and in full force and effect on or prior to the Effective Date, and except for any registration, filing, approval, consent or action that may be required with respect to any Second Step Transaction, (b) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Borrower or any of the Subsidiaries or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or any of the Subsidiaries or its assets, or, except as contemplated by the Buyout Transaction, give rise to a right thereunder to require any payment to be made by the Borrower or any of the Subsidiaries, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of the Subsidiaries, except for Liens in favor of the Bank and securing the Obligations.

                  SECTION 3.04.             Financial Condition; No Material
                                            Adverse Change

     (a) The Borrower has heretofore furnished to the Bank the consolidated balance sheet and statements of income, stockholders equity and cash flows of the Borrower (i) as of and for the fiscal year ended on December 31, 1998, reported on by Ernst & Young LLP, independent public accountants, and (ii) as of and for the fiscal quarter ended on June 30, 1999, certified by its chief financial officer. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower and its consolidated subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above. There are no liabilities of the Borrower or any Subsidiary, fixed or contingent, which are material but not reflected in the financial statements for the fiscal quarter ended June 30, 1999 or the notes thereto, other than liabilities arising in the ordinary course of business or liabilities arising in connection with the Transactions or the Buyout Transactions since June 30, 1999.

     (b) Since December 31, 1998, there has been no material adverse change in the business, assets, operations, prospects or condition, financial or otherwise, of the Borrower and its Subsidiaries, either individually or taken as a whole not reflected on the June 30, 1999 financial statements.

     (c) As of the date hereof, the Inactive Subsidiaries (i) do not own any assets, (ii) do not have any liabilities or obligations to any third parties or to the Borrower or to any Subsidiary, (iii) are not parties to any agreements,
(iv) do not conduct or transact any business and (v) do not receive Property or transfers of funds from the Borrower or any Subsidiary.

                  SECTION 3.05.             Properties

     (a) The Borrower and each Subsidiary has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for (i) Permitted Encumbrances, (ii) minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes and (iii) the matters described in Schedule 3.05(a).

     (b) The Borrower and each Subsidiary owns, or is entitled to use, in the jurisdictions, businesses and manner presently used in, all trademarks, trade names, copyrights, patents and other intellectual property material to the lines of business conducted by the Borrower and its Subsidiaries, and to the knowledge of the Borrower and the Subsidiaries, the use thereof does not infringe upon the rights of any other Person in such jurisdictions, business and manner and neither the Borrower nor any Subsidiary has received any notice of a claim of infringement.

                  SECTION 3.06.             Litigation and Environmental Matters

     (a) Except as disclosed by Borrower to Lender in writing on this date, there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against the Borrower or any of the Subsidiaries that, involve any Loan Document or the Transactions or the Buyout.

     (b) Neither the Borrower nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability, which, in any of the foregoing cases, individually or in the aggregate would have a Material Adverse Effect.

                  SECTION 3.07.             Compliance with Laws and Agreements

     The Borrower and each of the Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property except where any non-compliance does not have a Material Adverse Effect or affect the enforceability or collectibility of any Eligible Account. No Default has occurred and is continuing.

                 SECTION 3.08.             Investment and Holding Company Status

     Neither the Borrower nor any of the Subsidiaries is (a) an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

                  SECTION 3.09.             Taxes

     The Borrower and each Subsidiary has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with GAAP.

                  SECTION 3.10.             ERISA

     No ERISA Event has occurred or is reasonably expected to occur with respect to any Plan of the Borrower or an ERISA Affiliate.

                  SECTION 3.11.             Disclosure

     The Borrower has disclosed to the Bank all agreements, instruments and corporate or other restrictions to which it or any of the Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished by or on behalf of the Borrower or any Subsidiary to the Bank in connection with the negotiation of the Loan Documents or delivered thereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that, with respect to projected financial information, as modified by modifications thereof delivered to the Bank, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

                  SECTION 3.12.             Subsidiaries

     Schedule 3.12 sets forth, as of the date hereof, the name and jurisdiction of incorporation of, and the ownership interest of the Borrower in, each Subsidiary. All outstanding capital stock of each Subsidiary has been validly issued, is fully paid and non-assessable and is owned by the Borrower free and clear of all liens.

                  SECTION 3.13.             Insurance

     Schedule 3.13 sets forth a copy of the certificates of insurance for all insurance in effect on the date hereof and will be maintained by or on behalf of the Borrower and the Subsidiaries as of the Effective Date. As of the Effective Date, all premiums in respect of such insurance that are due and payable will have been paid.

                  SECTION 3.14.             Labor Matters

     There are no strikes, lockouts or slowdowns against the Borrower or any Subsidiary pending or, to the knowledge of the Borrower, threatened nor will there be in the future, except such matters that would not have a Material Adverse Effect. The hours worked by and payments made to employees of the Borrower and the Subsidiaries have not been in material violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters. All material payments due from the Borrower or any Subsidiary, or for which any material claim may be made against the Borrower or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Borrower or such Subsidiary. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any Subsidiary is party or by which it is bound.

                  SECTION 3.15.             Solvency

     (a) The Borrower and its Subsidiaries on a consolidated basis are now Solvent and the Borrower's and Subsidiaries incurrence of the various obligations relating to the Loans and the consummation of the transactions contemplated by the Tender Offer and the Option Purchase and, when and if applicable, the Second Step Transactions, will not render the Borrower and its

Subsidiaries Insolvent on a consolidated basis. "Insolvent" as used herein means that the sum of the Borrower's and its Subsidiaries' assets, at their fair valuation and based on their present fair saleable value, is less than the amount of its debts, including contingent liabilities. "Solvent" as used in this
Section 3.15 means the sum of the Borrower's and its Subsidiaries' assets at their fair valuation and based on their present fair saleable value exceeds the amount of debts of Borrower and its Subsidiaries. "Fair saleable value" and "fair valuation" are generally defined as the amount that may be realized if an entity's aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm's length transaction under present conditions for the sale of comparable business enterprises. As used in this Section 3.15 the term "debt" means any liability on a claim, and "claim" as used herein means
(i) the right to payment, whether or not such right is reduced to judgment or is liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment or is fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; provided, however, for such purposes, any contingent, disputed or unmatured liability (such as pending litigation, Guarantees, pension plans liabilities and claims for federal, state, local and foreign taxes, if any) will be valued at the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

     (b) After the incurrence of its obligations under the Credit Agreement and the consummation of the Tender Offer and the Option Purchase and, when and if applicable, the Second Step Transactions, the Borrower and its Subsidiaries on a consolidated basis will not have incurred debts beyond the ability to pay such debts as they mature, and the cash available to the Borrower and its Subsidiaries, after taking into account all other anticipated uses of such cash, is anticipated to be sufficient to pay all such amounts on or in respect of the debts of the Borrower and its Subsidiaries, as the case may be, when such amounts are required to be paid.

     (c) After the incurrence of its obligations under the Credit Agreement and the consummation of the Tender Offer and the Option Purchase and, when and if applicable, the Second Step Transactions, the Borrower and its Subsidiaries on a consolidated basis will have sufficient capital to conduct their present or proposed business, and the Borrower and its Subsidiaries, on a consolidated basis, will not be left with unreasonably small capital with which to conduct their present or proposed business.

                  SECTION 3.16.             Security Agreement

     The Security Agreement is effective to create in favor of the Bank, a valid, binding and enforceable security interest in the Collateral and, when (a) the filings described in the Security Agreement are made and (b) the Pledged Securities which are evidenced by certificates and Pledged Debt which are evidenced by instruments are delivered to the Bank, together with appropriate stock powers and note powers, respectively, the Bank shall have a fully perfected first priority Lien on, and security interest in, all right, title and interest of the grantor thereunder in such Collateral, in each case prior in right to any other person except for the rights, if any, of the holders of Permitted Encumbrances and subject, where necessary, to the filing of continuation statements and compliance with any amendment to any applicable Uniform Commercial Code or to the extent other filings may be required under the Uniform Commercial Code in effect in any applicable jurisdiction if the Borrower or any Subsidiary or Collateral changes locations or if the Borrower or any Subsidiary changes names or to the extent of any limitations with respect to proceeds set forth in Section 9-306 of the applicable Uniform Commercial Code (or any successor provision).

                  SECTION 3.17.             Federal Reserve Regulations

     (a)  Neither  the  Borrower  nor  any  of  its   Subsidiaries   is  engaged
principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

     (b) No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board, including Regulation U or X.

                  SECTION 3.18.             Year 2000 Issue

     The Borrower and its Subsidiaries have reviewed the effect of the Year 2000 Issue on the business critical computer software, business critical hardware and business critical firmware systems and business critical equipment containing embedded microchips owned or operated by or for the Borrower and each Subsidiary, or used or relied upon in the conduct of their business (including systems and equipment supplied by others or with which such computer systems of the Borrower and its Subsidiaries interface). The costs to the Borrower and its Subsidiaries of any reprogramming required as a result of the Year 2000 Issue to permit the proper functioning of such systems and equipment and the proper processing of data, and the testing of such reprogramming, and of the reasonably foreseeable consequences of the Year 2000 Issue to the Borrower or any Subsidiary (including reprogramming errors and the failure of systems or equipment supplied by others) are not reasonably expected to result in a Default or to have a Material Adverse Effect.

                  SECTION 3.19.             Debt

     Schedule 3.19 is a complete and correct list of all credit agreements, indentures, purchase agreements, guaranties, Capital Leases, and other investments, agreements, and arrangements presently in effect providing for or relating to extensions of credit (including agreements and arrangements for the issuance of letters of credit or for acceptance financing) in respect of which the Borrower or any Subsidiary is in any manner directly or contingently obligated; and the maximum principal or face amounts of the credit in question, which are outstanding and which can be outstanding, are correctly stated, and all Liens of any nature given or agreed to be given as security therefor are correctly identified in the agreements listed in such Schedule.

                  SECTION 3.20.             Tender Offer Documents

     The Tender Offer Documents required to be filed (except in connection with any Second Step Transaction) have been accepted for filing by the Securities and Exchange Commission. Except in connection with any Second Step Transaction, all conditions to the effectiveness of the Tender Offer Documents and consummation of the transactions contemplated thereby and by the Option Purchase Documents will be satisfied upon the electronic filing of such documents with the Securities and Exchange Commission except for the submission of the solicitation to the holders of the Public Stock, the tendering of the Shares of the Public Stock by the holders thereof, the surrender of the Options and the payment of the purchase price.

ARTICLE 4.                                              CONDITIONS PRECEDENT

                  SECTION 4.01.             Effective Date

     The Revolving Commitment and the Term Loan Commitment and the obligations of the Bank to make Loans shall not become effective until the date, which may not be later than December 15, 1999, on which each of the following conditions is satisfied (or waived in accordance with Section 8.02):

     (a) The Bank shall have received from the Borrower either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence satisfactory to the Bank (which may include telecopy transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

     (b) The Bank shall have received (i) a certificate, dated the date of the initial Loans of the Secretary or an Assistant Secretary of the Borrower and each Subsidiary

          (A) attaching resolutions of its Board of Directors, and, if necessary, its shareholders then in full force and effect authorizing the execution, delivery and performance of this Agreement, the Notes, Guarantee Agreement, the other Loan Documents, and the related transactions contemplated in connection herewith and therewith (but not the Second Step Transactions),

          (B) attaching the by-laws of the Borrower and each Subsidiary,

          (C) certifying that no amendment or modification of the Borrower's or any Subsidiary's Certificate of Incorporation has occurred since the date of the certification thereof by the Secretary of State required by clause
     (ii) below; and

          (D) certifying as to the incumbency and signatures of those of its officers authorized to act with respect to this Agreement, the Notes, the Guarantee Agreement and each other Loan Document, upon which certificate the Bank may conclusively rely until it shall have received a further certificate of the Secretary of the Borrower and each Subsidiary canceling or amending such prior certificate; (ii) a copy of the Borrower's and each Subsidiary's Certificate of Incorporation, certified as of a recent date by the Secretary of State of the state of its incorporation;

          (iii) a so-called "good standing" certificate with respect to the Borrower and each Subsidiary as of a recent date issued by the Secretary of State of the state of its incorporation; and

          (iv) certificates as of a recent date and issued by the appropriate Governmental Authority as to the qualification of the Borrower to do business (and good standing, where available) as a foreign corporation in each of the States of where Borrower is qualified as a foreign corporation.

     (c) The Bank shall have received all fees and other amounts due and payable on or prior to the Effective Date under this Agreement, and, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses including the Bank's attorneys' fees and expenses, required to be reimbursed or paid by the Borrower hereunder less any amounts paid upon execution of this Agreement.

     (d) The Bank shall have received (i) from the Borrower, the Notes executed by the Borrower and (ii) from each Subsidiary the Guarantee Agreement, executed by such Subsidiary.

     (e) The Bank shall have received a written opinion (addressed to the Bank, and dated the Effective Date) from Tannenbaum Helpern Syracuse & Hirschritt LLP on behalf of the Loan Parties, substantially in the form of Exhibit E. The Borrower and each Subsidiary hereby requests such counsel to deliver such opinion.

     (f) The Bank shall have received such other documents and certificates as the Bank or its counsel may reasonably request relating to the organization, existence and good standing of each Loan Party, the authorization of the Transactions and the Buyout, all in form and substance reasonably satisfactory to the Bank and its counsel.

     (g) The Available Revolving Credit Commitment (after giving effect to the Revolving Loans to be made on the Effective Date) shall be not less than $1,900,000.

     (h) The Leverage Ratio for the Effective Date (as specified in the definition of Leverage Ratio) shall not exceed 3.75:1.00.

     (i) The Bank shall have received a copy of the Tender Offer Documents, in the form accepted for filing by the Securities and Exchange Commission (to the extent such documents are required to be filed with the Securities and Exchange Commission), the Option Purchase Documents and the Kaye Employment Agreement, each certified as being complete and in full force and effect as of the date of the initial Loans by the Secretary or an Assistant Secretary of the Borrower,

     (j) The Bank shall have received (i) evidence reasonably satisfactory to it that at least 66-2/3% of the total number of issued and outstanding shares of Public Stock have been validly tendered to the Borrower, that the average purchase price per share then payable by the Borrower for the Public Stock and Options does not exceed $5.50 and that such shares of Public Stock have been validly tendered to the Borrower free and clear of all Liens and restrictions on purchase imposed by applicable law, have not have been withdrawn and are available for purchase in accordance with the terms and conditions of the related offer to purchase, (ii) such information from the depositary in respect of the Tender Offer regarding the number of shares tendered in the Tender Offer (including any related documentation) as shall be reasonably requested by the Bank, (iii) evidence that (1) the direct costs of the Buyout do not exceed  $11,100,000  and (2)
the closing costs and fees associated with the Buyout do not exceed $1,000,000 and (iv) evidence confirming that the Remaining Shareholders have not and will not tender their Public Stock in response to the Tender Offer.

     (k) The Bank shall have received (i) a Solvency Certificate from the Chief Financial Officer of the Borrower in the form annexed hereto as Exhibit E (with the designated exhibits attached) and (ii) a copy of the fairness opinion rendered to the Borrower with respect to the Tender Offer.

     (l) The Bank shall have received a certificate, dated the Effective Date and signed by the President, a Vice President or a Financial Officer of the Borrower, confirming compliance with the conditions set forth in Section 4.02.

     (m) The Bank shall have received (i) counterparts of the Security Agreement signed on behalf of the Borrower and each Subsidiary together with all instruments and other documents, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Bank to be filed, registered or recorded to create or perfect the Liens intended to be created under the Security Agreement and (ii) certified copies of Requests for Information or Copies (Form UCC-11), or equivalent reports, listing all effective financing statements which name the Borrower or any Subsidiary (in each case under its present name and any previous name used in the last five years) as debtor, together with copies of such other financing statements (none of which, except for Permitted Encumbrances, shall cover the collateral purported to be covered by the Security Agreement).

     (n) The Bank shall have received (i) stock certificates representing all the outstanding shares of capital stock of each Subsidiary owned by or on behalf of the Borrower or any Subsidiary as of the Effective Date and any promissory notes outstanding on the Effective Date payable to the Borrower or any Subsidiary, except for any instruments evidencing loans to employees, the Demand Promissory Note, dated September 10, 1998 made by E.G. Todd Physician Services, Inc. and Richard Gleehan in favor of E.G. Todd Associates, Inc. in the amount of $50,000 and the Secured Promissory Note, dated as of June 1, 1990 made by E.G. Todd Physician Search, Inc. in favor of E.G. Todd Associates Inc. in the original principal amount of $2,600,000 (such notes are collectively referred to herein as the "Gleehan Notes"), (ii) stock powers, undated and endorsed in blank, with respect to such stock certificates and appropriate instruments of transfer with respect to any such promissory notes except for the notes evidencing employee loans and the Gleehan Notes and (iii) except for instruments evidencing loans to employees and the Gleehan Notes, all instruments and other documents, including Uniform Commercial Code financing statements, required by law or reasonably requested by the Bank to be filed, registered or recorded to create or perfect the Liens in the Pledged Securities intended to be created under the Security Agreement.

     (o) The Bank shall have received evidence satisfactory to it that the insurance described in Section 3.13 is in effect.

     (p) The Bank shall be reasonably satisfied that (i) there shall be no litigation or administrative proceeding arising out of or relating to the Buyout Transaction (1) in which the Bank is named a party that the Bank, after due diligence and advice of counsel of its own selection, in its sole, reasonable discretion determines would materially, adversely affect the Bank or (2) which would challenge the validity or enforceability of, or the obligation of the Borrower and its Subsidiaries to pay the Indebtedness and perform their agreements under, the Loan Documents, and (ii) there shall be no other litigation or administrative proceeding (i.e., not arising out of or relating to the Buyout Transactions), or regulatory changes since the date of this Agreement (including such change relating specifically to the temporary or permanent personnel industry) that would reasonably be expected to have a Material Adverse Effect.

     (q) The performance by each Loan Party of its obligations under each Loan Document shall not (i) violate any applicable law, statute, rule or regulation or (ii) result in a default or event of default under, any material agreement of any Loan Party.

     (r) The Bank shall be reasonably satisfied in all respects with the tax position and the contingent tax and other liabilities of, and with any tax sharing agreements among, the Loan Parties and the other Subsidiaries, and with the plans of the Borrower with respect thereto. The Bank acknowledges that it has completed its review of and is satisfied with the position and contingent tax and other liabilities of, and any tax sharing agreements among, the Borrower and its Subsidiaries and with the plans of the Borrower with respect thereto.

     (s) Since June 30, 1999, there shall have occurred no event that has or would have a Material Adverse Effect. This condition shall not apply to a litigation or administrative proceeding or claim arising out of or relating to the Buy-Out Transactions. The condition relating to such matters, as applicable, is governed by Section 4.01(p).

     (t) The Bank shall have  received the financial  statements  referred to in
Section 3.04(a) and there shall exist no liabilities of the Borrower or any Subsidiary, fixed or contingent, which are material but not reflected in such financial statements or the notes thereto, other than liabilities arising in the ordinary course of business since June 30, 1999 or in connection with the Buy-Out Transactions or the Transactions.

     (u) The Bank shall have completed its "due diligence" review of the Borrower and its Subsidiaries and an audit of the Accounts and other collateral covered by the Security Documents and the results of such review and audit shall be satisfactory to the Bank. The Bank acknowledges that it has completed and is satisfied with its "due diligence" and review and the audits and the results of such review and audits.

                  SECTION 4.02.             Each Credit Event

     The obligation of the Bank to make a Loan on the occasion of any Borrowing, is subject to the satisfaction of the following conditions:

     (a) The representations and warranties of each Loan Party set forth in each Loan Document shall be true and correct in all material respects on and as of the date of such Borrowing; except for any representations and warranties made specifically with respect to an earlier date, which representations and warranties shall remain true and correct only as of such earlier date, and except that the representations and warranties in Section3.06 shall be deemed to be true and correct provided that the statements in Section4.01(p) (i) and
(ii) are true and correct.

     (b) At the time of and immediately after giving effect to such Borrowing no Default shall have occurred and be continuing.

     (c) The Bank shall have received a Borrowing Base Certificate (the content of which shall be in all respects reasonably satisfactory to the Bank) and after giving effect to such Borrowing, the Revolving Credit Exposure shall not exceed the Borrowing Base Amount.

     (d) With respect to any Loan the proceeds of which will be used to re-purchase Public Stock pursuant to any Second Step Transaction, the Bank shall have received (i) a certificate, dated the date of the request for any such Loans, attaching such approvals, consents and/or resolutions of the Board of Directors and equity holders of the Borrower for the Second Step Transaction,
(ii) confirmation that the average price paid and to be paid per share (including Public Stock and the Options) pursuant to the Buyout Transactions and the Second Step Transaction has not and will not exceed $5.50 per share, (iii) an opinion of counsel to the Borrower to the effect that all necessary action of the Board of Directors and equity holders of the Borrower for the Second Step Transaction has been obtained and (iv) a Solvency Certificate, substantially in the form of Exhibit F, dated the date of the request for any such Loans.

Each Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in paragraphs
(a) and (b) of this Section.


ARTICLE 5.                                              AFFIRMATIVE COVENANTS

     Until the Revolving Commitments have expired or been terminated and the principal of and interest on each Loan and all fees and other amounts payable under the Loan Documents shall have been paid in full, the Borrower covenants and agrees with the Bank that:

                  SECTION 5.01. Financial Statements and Other Information; Reporting

                  The Borrower will furnish to the Bank:

     (a) within 120 days after the end of each fiscal year of the Borrower, its audited consolidated balance sheet and related statements of operations and cash flows as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by Ernst & Young, LLP or other independent public accountants reasonably acceptable to the Bank (without any qualification or exception) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

     (b) within 120 days after the end of each fiscal year of the Borrower, its internally prepared unaudited consolidating balance sheet and related consolidating statements of operations as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a consolidating basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

     (c) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, its internally prepared, unaudited consolidated balance sheet and related consolidated statements of operations and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, corresponding dates of) the previous fiscal year, certified by one of its Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

     (d)  concurrently  with any delivery of financial  statements  under clause
(a), (b), or (c) above, a certificate of a Financial Officer of the Borrower to his knowledge, after appropriate inquiry and investigation (i) certifying as to whether since the date of the last such certificate a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Sections 6.10, 6.11 and 6.12 as of the date of said balance sheet covering the immediately preceding four fiscal quarters and (iii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.04 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

     (e) concurrently with any delivery of financial statements under clause (b) or (c) above, a certificate of a Financial Officer of the Borrower setting forth the Subsidiary Guarantors as of the date of such certificate;

     (f) concurrently with any delivery of financial statements under clause (a) above, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

     (g) within 15 days after the end of each month, a Borrowing Base Certificate together with a statement of the aging of all Accounts, in each case, as of the last day of the previous month.

     (h) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any Subsidiary, including statements of accounts payable, or compliance with the terms of the Loan Documents, as the Bank may reasonably request.

     (i) prompt written notice of any of the following:

          (i) the occurrence of any Default of which the Borrower has knowledge;

          (ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any Affiliate thereof that, if adversely determined, could in the good faith opinion of the Borrower reasonably be expected to result in a Material Adverse Effect;

          (iii) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrower and the Subsidiaries in an aggregate amount exceeding $100,000; and

          (iv) any other development that results in, or, in the good faith opinion of the Borrower, could reasonably be expected to result in, a Material Adverse Effect.

          (v) each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

          (vi) any representation or warranty in Section 3.04(c) with respect to any Inactive Subsidiary is no longer correct.

                  SECTION 5.02.             Existence; Conduct of Business

     The Borrower will, and will cause each of its Subsidiaries (other than Inactive Subsidiaries) to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except to the extent permitted in Article 6 and the rights, licenses, permits, privileges and franchises material to the conduct of its business.

                  SECTION 5.03.             Payment of Obligations

     The Borrower will, and will cause each of its Subsidiaries to, pay, before the same shall become delinquent or in default, its obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

                  SECTION 5.04.             Maintenance of Properties

     The Borrower will, and will cause each of its Subsidiaries to, keep and maintain all tangible property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

                  SECTION 5.05. Books and Records; Inspection Rights; Collateral Audits

     The Borrower will, and will cause each of its Subsidiaries to, keep books of record and account in which true, correct and complete in all material respects entries are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Bank, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, to discuss its affairs, finances and condition with its officers and independent accountants, and to conduct audits of the Collateral (subject to the restrictions on contacting Account Debtors contained in Section 5(f) of the Security Agreement) and, except during the continuance of a Default, at reasonable times during normal business hours and not more frequently than four times in each fiscal year.

                  SECTION 5.06.             Compliance with Laws

     The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

                  SECTION 5.07.             Use of Proceeds

     (a) The proceeds of the Revolving Loans will be used to pay any outstanding indebtedness of the Borrower to the Bank incurred prior to the Effective Date and to finance the Buyout Transactions, and the costs and expenses incurred by the Borrower and/or its Subsidiaries in connection therewith, including attorneys' fees and expenses, and for general corporate and working capital purposes of the Borrower and its existing Subsidiaries and any Subsidiaries created in accordance with Section 6.04;

     (b) The  proceeds  of the Term  Loan  will be used to  finance  the  Buyout
Transactions, and the costs and expenses incurred by the Borrower and/or its Subsidiaries in connection therewith, including attorneys' fees and expenses;

     (c) No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the regulations of the Board, including Regulations U and X.

                  SECTION 5.08.             Insurance

     The Borrower will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurance companies, adequate insurance for its insurable properties, all to such extent and against such risks, including fire, casualty and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses operating in the same or similar locations.

                  SECTION 5.09.             Year 2000 Issue

     The Borrower will, and will cause each of its Subsidiaries to, take all necessary action to complete by September 30, 1999, the reprogramming of business critical computer software, business critical hardware and business critical firmware systems and business critical equipment containing embedded microchips owned or operated by or for the Borrower and the Subsidiaries or used or relied upon in the conduct of their business (including systems and equipment supplied by others or with which such systems of the Borrower and the Subsidiaries interface) required as a result of the Year 2000 Issue to permit the proper functioning of such computer systems and other equipment and the testing of such systems and equipment, as so reprogrammed, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. At the request of the Bank, the Borrower will, and will cause each of the Subsidiaries to, provide to the Bank reasonable assurance of its compliance with the preceding sentence.


ARTICLE 6.                                               NEGATIVE COVENANTS

     Until the Revolving Commitments have expired or terminated and the principal of and interest on each Loan and all fees and other amounts payable under the Loan Documents have been paid in full, the Borrower covenants and agrees with the Bank that:

                  SECTION 6.01.             Indebtedness

     The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

     (a) Indebtedness created hereunder and under the other Loan Documents;

     (b) Indebtedness existing on the date hereof and set forth in Schedule 6.01 and extensions, renewals, replacements and refinancings of any such
Indebtedness, but not any voluntary prepayments or increases of any such Indebtedness;

     (c) Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary;

     (d) Indebtedness under Guarantees, to the extent permitted under Section 6.09;

     (e) Indebtedness incurred to finance or refinance the purchase, construction and/or completion of, or incurred under a Capital Lease for, Property used or to be used in the business of the Borrower and/or its Subsidiaries, provided however, that the aggregate principal amount outstanding at any time under such Indebtedness shall not exceed $500,000; and

     (f) Indebtedness secured by, and not to exceed the amounts described in the definition of, Permitted Encumbrances.

     (g) Indebtedness comprising the obligations of the Borrower to purchase the Public Stock and/or Options arising from the Buy-Out Transaction, provided such obligations do not exceed an average of $5.50 per share for the Buy-Out Transactions.

                  SECTION 6.02.             Liens

     The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

     (a) Liens created under the Loan Documents;

     (b) Permitted Encumbrances;

     (c) any Lien on any property or asset (and proceeds thereof) of the Borrower or any Subsidiary existing on the date hereof and set forth in Schedule 3.05(a), provided that (i) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof; and

     (d) Liens to secure Indebtedness permitted under Section 6.01(e), provided the applicable Lien encumbers only the Property acquired with such Indebtedness and proceeds thereof.

                  SECTION 6.03.             Fundamental Changes

     The Borrower will not, and will not permit any Subsidiary to, (a) merge with or into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, (b) sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or substantially all of the equity securities of any Loan Party or any other Subsidiary (in each case, whether now owned or hereafter acquired), (c) liquidate or dissolve or (d) create or form any new Subsidiary except that (i) the Borrower and/or any Subsidiary (other than an Inactive Subsidiary) may create or form a new Subsidiary to conduct business in the same line of business as the Borrower and/or its Subsidiaries and provided that (1) the Borrower shall give the Bank ten (10) Business Days prior written notice of the creation or formation of such new Subsidiary, (2) such new Subsidiary, at the time of creation and formation of such new Subsidiary, the Borrower and such new Subsidiary, executes such certifications, opinions, resolutions and documents as the Bank may require (consistent with the requirements of this Agreement) to cause such new Subsidiary to become a party to the Guarantee Agreement and to grant to the Bank a first security interest in the Capital Stock and assets of such new Subsidiary, subject to the Permitted Encumbrances , and (3) such new Subsidiary is included in all financial statements and reports prepared by the Borrower, (ii) any Subsidiary (other than an Inactive Subsidiary) of the Borrower may merge with or into or consolidate or transfer its assets into any other Subsidiary (other than an Inactive Subsidiary) of the Borrower, (iii) any Subsidiary (other than an Inactive Subsidiary) of the Borrower may merge with or into or consolidate or transfer its assets to the Borrower, (iv) the Borrower and any Subsidiary may make acquisitions, dispositions or other transactions permitted under Section 6.04(e) and/or 6.05(vii), (v) any Inactive Subsidiaries may be liquidated or dissolved,
(vi) the Capital Stock of any Subsidiary may be transferred to any other Subsidiary (other than any Inactive Subsidiary), subject in each case, to the security interests held by the Bank, and (vii) the Borrower may consummate the Second Step Transaction provided that (1) the Borrower shall give the Bank ten
(10) Business Days prior written notice of the Second Step Transaction and (2) in the event any new Subsidiary of the Borrower or of a Subsidiary or of the Remaining Shareholders is formed to effect the Second Step Transaction, the requirements of subsections 6.03(i) (2) and (3) (unless a Subsidiary of the Remaining Stockholders is formed in which case it shall be satisfied upon consummation of said Second Step Transaction are satisfied prior to or concurrently with the consummation of the Second Step Transaction and, provided that in the event the Borrower will not be the surviving entity, the Bank shall have received, prior to the consummation of any Second Step Transaction, (1) satisfactory evidence that (i) the entity which will be the surviving entity

(the "Surviving Entity") is a newly created entity, (ii) all of the voting stock of the Surviving Entity is owned and controlled by the Remaining Stockholders,
(iii) the Surviving Entity has no Indebtedness other than the Indebtedness under the Loan Documents and Indebtedness otherwise permitted by this Agreement and
(iv) the security interests held by the Bank in the assets of the Borrower and/or its Subsidiaries will remain a first priority security interest in the assets of the Surviving Entity, subject to Permitted Encumbrances and (2) the Surviving Entity shall have executed such agreement as the Bank may require to assume all the Borrower's and/or the Subsidiaries' obligations under the Loan Documents and to confirm and continue the security interests held by the Bank.

                  SECTION 6.04. Investments, Loans, Advances, Guarantees and Acquisitions

     The Borrower will not, and will not permit any of the Subsidiaries to, purchase, hold or acquire (including pursuant to any merger) any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in (including the funding of any operating losses or capital expenditures), any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions (including pursuant to any merger)) any assets of any other Person constituting a business unit, except:

     (a) Permitted Investments and the existing loans evidenced by the Gleehan Notes;

     (b) Loans to employees in the ordinary course of business (i) not to exceed $100,000 in the aggregate outstanding at any time, (ii) loans in excess of $100,000 but not more than $500,000 outstanding at any time may be made to employees so long as after giving effect to any such loans at the times the loans to employees are made, the Borrower shall have unused availability under the Revolving Commitment of not less than $500,000;

     (c) investments in Subsidiaries existing on the Effective Date and in any subsidiaries permitted under Section 6.03;

     (d) extensions of trade credit in the ordinary course of business of the Borrower or such Subsidiary; and

     (e) acquisitions (whether by purchase of stock or assets, merger or consolidation) by the Borrower and/or its Subsidiaries not otherwise permitted by this Section, provided that (i) such acquisition shall be within the same industry and line of business as that conducted by, or contemplated to be conducted by, the Borrower and/or the Subsidiaries on the Effective Date, (ii) the aggregate consideration paid by the Borrower in connection with all such acquisitions shall not exceed $500,000, (iii) the Borrower shall furnish the Bank with written notice of such acquisition not less than thirty (30) days prior to the closing of such acquisition; and in the event any acquisitions is of stock, the requirements of subsections 6.03(i) (2) and (3) are satisfied prior to or concurrently with any such acquisition, (iv) the Borrower shall have delivered to the Bank a certificate of a Financial Officer of the Borrower demonstrating that, on a pro forma basis, after giving effect to such acquisition, no Default or Event of Default shall exist and (v) the Borrower and/or the applicable Subsidiary is the survivor of any merger, consolidation or acquisition or, in the event the Borrower and/or its Subsidiary will not be the surviving entity, the Bank shall have received, prior to the consummation of any such transaction, (1) satisfactory evidence that (i) the voting stock of the entity that will be the surviving entity (the "Surviving Entity") will be owned and controlled by the Borrower and/or a Subsidiary, (ii) the Surviving Entity has no Indebtedness other than Indebtedness under the Loan Documents and Indebtedness otherwise permitted by this Agreement and (iii) the security interest held by the Bank in the assets of the Borrower and/or its Subsidiaries will remain a first priority security interest in the assets of the Surviving Entity, subject to the Permitted Encumbrances, and (2) the Surviving Entity shall have executed such agreement as the Bank may require to assume all the Borrower's and/or the Subsidiaries' obligations under the Loan Documents and to confirm and continue the security interest held by the Bank.

     (f) granting of franchises to third parties by the Borrower and its Subsidiaries in the ordinary course of business.

     (g) investments required to consummate the Buyout Transactions that otherwise comply with this Agreement.

     (h)  other  transactions,   without  duplication,   that  are  specifically
permitted by this Agreement.

                  SECTION 6.05.             Disposition of Assets

     The Borrower will not, and will not permit any of its Subsidiaries to, sell, transfer, lease or otherwise dispose of (including pursuant to a merger) any asset, including any equity securities, except for (i) dispositions to the Borrower by any Subsidiary of the Borrower (other than Inactive Subsidiaries),
(ii) dispositions by any Subsidiary of the Borrower to any other Subsidiary of the Borrower, (iii) dispositions of assets by the Borrower or any Subsidiary that the Borrower or any Subsidiary determines in good faith are obsolete or no longer used or useful in the business of the Borrower or such Subsidiary, (iv) dispositions by the Borrower to any Subsidiary (other than an Inactive Subsidiary) in the ordinary course of business, (v) dispositions of Permitted Investments, (vi) the granting of franchises to third parties by the Borrower and its Subsidiaries in the ordinary course of business, (vii) dispositions of assets (including, by way of merger, consolidation or stock sale) by the Borrower or any Subsidiary for an aggregate consideration not to exceed $1,000,000 (exclusive of any dispositions or other transactions otherwise permitted under this Agreement), and (viii) without duplication, dispositions specifically permitted under Sections 6.02, 6.03, 6.07 and 6.08.

                  SECTION 6.06.             Sale and Lease-Back Transactions

     The Borrower will not, and will not permit any of its Subsidiaries to, enter into any arrangement, directly or indirectly, with any Person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

                  SECTION 6.07.             Restricted Payments;
                                            Redeemable Securities.

     (a) The Borrower will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay for or make, directly or indirectly, any Restricted Payment, except:

          (i) Restricted Payments made in respect of the Buyout Transactions;

          (ii) Restricted Payments made to the Borrower and Restricted Payments made by any Subsidiary to any other Subsidiary;

          (iii) the Borrower may, from and after the date on which it qualifies for treatment under Subchapter S of the Code, and provided no monetary Default or monetary Event of Default exists under this Agreement, declare and pay cash dividends to shareholders in amounts and at times sufficient to enable such shareholders to pay when due federal, state, local and other taxes attributable to income of the Borrower reported and payable by such shareholders; and

          (iv) Restricted Payments consisting of repurchases of the Borrower's stock from Persons other than the Remaining Shareholders in amounts not to exceed $100,000 for any one re-purchase and $500,000 in the aggregate for all such re-purchases.

     (b) Neither the Borrower nor any Subsidiary shall (i) issue any equity securities which are subject to mandatory redemption or redemption at the option of the holder thereof or which otherwise obligate it (whether on a contingent or absolute basis) to apply any of its funds, property or assets to the purchase, redemption, sinking fund or other retirement of any such securities (collectively, "Redeemable Securities"), (ii) issue any securities which are convertible into Redeemable Securities, (iii) grant any options warrants or


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

other rights to purchase or acquire Redeemable Securities or (iv) enter into any put or other contractual arrangement which shall provide to any holder of equity or convertible securities rights substantially equivalent to any of the foregoing.

                  SECTION 6.08.             Transactions with Affiliates

     The Borrower will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer (including pursuant to a merger) any property or assets to, or purchase, lease or otherwise acquire (including pursuant to a merger) any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates (other than the Borrower and its Subsidiaries), except (a) in the ordinary course of business transactions between the Borrower and any of its Subsidiaries and transactions between Subsidiaries of the Borrower, (b) in the ordinary course of business transactions with Affiliates at prices and on terms and conditions not less favorable to the Borrower or such Subsidiary than could be obtained on an arms-length basis from unrelated third parties, (c) any Restricted Payment permitted by Section 6.07, (d) compensation paid and benefits provided pursuant to the Kaye Employment Agreement and compensation paid and benefits provided to other executive officers of the Borrower and its Subsidiaries, (e) Guarantees and other transactions (without duplication) otherwise specifically permitted by this Agreement and (f) transactions to effect the Buyout Transactions subject to the satisfaction of any conditions set forth in this Agreement.

                  SECTION 6.09.             Guaranties, Etc.

     Assume,  guarantee,   endorse,  or  otherwise  be  or  become  directly  or
contingently responsible or liable, or permit any Subsidiary to assume, guarantee, endorse, or otherwise be or become directly or contingently responsible or liable (including, but not limited to, an agreement to purchase any obligation, stock, assets, goods, or services, or to supply or advance any funds, assets, goods, or services, or an agreement to maintain or cause such Person to maintain a minimum working capital or net worth, or otherwise to assure the creditors of any Person against loss) for obligations of any Person, except (a) guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, (b) Guarantees required under this Agreement, and (c) Guarantees by the Borrower of obligations of its Subsidiaries with respect to Capital Leases and other obligations and Indebtedness of Subsidiaries to the extent the underlying obligation or Indebtedness is otherwise permitted under this Agreement.

                  SECTION 6.10.             Leverage Ratio

     The Borrower will not permit the Leverage Ratio at any time to be greater than the ratio set forth below with respect to the applicable period set forth below:


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

Period                                                             Ratio

Effective Date through September 29, 1999                          3.75:1.00
September 30, 1999 through December 30, 1999                       4.00:1.00
December 31, 1999 through December 30, 2000                        3.25:1.00
December 31, 2000 through December 30, 2001                        2.75:1.00
December 31, 2001 through December 30, 2002                        2.25:1.00
December 31, 2002 through December 30, 2003                        2.00:1.00
December 31, 2003 and thereafter                                   1.50:1.00

                  SECTION 6.11.             Interest Coverage Ratio

     The Borrower will not permit the Interest Coverage Ratio to be less than 3.50:1:00.

                  SECTION 6.12.             Fixed Charge Coverage Ratio

     The Borrower will not permit the Fixed Charge Coverage Ratio to be less than 1.10:1:00.

                  SECTION 6.13.             Capital Expenditures

     The Borrower shall not make Capital Expenditures (including the incurrence of Capital Lease Obligations) in an amount in excess of $300,000 during any fiscal year, provided, that, any portion of such amount, if not expended in any fiscal year, may be carried over to the following or any subsequent fiscal year for expenditure (in addition to the expenditure of the $300,000 permitted in such subsequent fiscal year) so long as immediately prior to and after the expenditure of any amount carried over from a previous fiscal year or years no Default shall exist. The amount, if any, that the Borrower is permitted to carry over in any fiscal year shall be deemed to be last dollars expended in such subsequent fiscal year to which such amount is carried over.

                  SECTION 6.14.             Business Activities

     The Borrower will not, and will not permit any Subsidiary to, engage primarily in any line of business other than the lines of business conducted by it or any of its Subsidiaries on the date hereof and such activities as may be incidental or related thereto.

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


                  SECTION 6.15.             Kaye Employment Agreement

     The Borrower will not terminate, modify, amend or accept a termination or surrender of the Kaye Employment Agreement, except for a termination or surrender of the Kaye Employment Agreement in connection with the retirement of Seymour Kugler and except for amendments and modifications that do not increase the compensation payable or benefits provided thereunder.


ARTICLE 7.                                                EVENTS OF DEFAULT

     If any of the following events ("Events of Default") shall occur:

     (a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

     (b) the Borrower shall fail to pay any interest on any Loan or any fee, commission or any other amount (other than an amount referred to in clause (a) of this Article) payable under any Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five days;

     (c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or pursuant to any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

     (d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.01 for five days, in Sections 5.02 (with respect to the Borrower's existence only), Sections 5.07 or 5.08, or in Article 6;

     (e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document to which it is a party (other than those specified in clause (a), (b) or (d) of this Article), and such failure shall continue unremedied for a period of 30 days after the Bank shall have given the Borrower written notice thereof;

     (f) any Loan Party shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (after giving effect to any applicable grace period) except with respect to any Indebtedness that the Borrower is permitted to contest under this Agreement (subject to the Borrower's compliance with any applicable conditions under this Agreement);

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


     (g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (after the passage of any applicable grace period) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance of any amount constituting Material Indebtedness, prior to its scheduled maturity (in each case after giving effect to any applicable grace period) except for (i) Indebtedness that the Borrower is permitted to contest under this Agreement (subject to the Borrower's compliance with any applicable conditions under this Agreement) and (ii) for any event or condition that is covered by insurance and the proceeds of insurance (plus any deductible or shortfall paid by the Borrower or applicable Subsidiary) are sufficient to pay and are used to pay such Material Indebtedness;

     (h) (i) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking liquidation, reorganization or other relief in respect of any Loan Party or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, reorganization, receivership or similar law now or hereafter in effect and, in any such case, such proceeding or petition shall be consented to or acquiesced in by such Loan Party or shall continue undismissed and unstayed for 60 days or an order for relief or an order or decree approving or ordering any of the foregoing shall be entered or (ii) any Loan Party shall acquiesce in, permit or suffer to exist the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any such Loan Party or for a substantial part of its assets, and such receiver, trustee, custodian, sequestrator, conservator or similar official shall not be discharged within 60 days,

     (i) any Loan Party shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, reorganization, receivership or similar law now or hereafter in effect (or convert any such case or proceeding not commenced by such Loan Party to a voluntary case), (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h)(i) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any such Loan Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing,

     (j) any Loan Party is unable or shall admit in writing its inability or fail generally to pay its debts as they become due;

     (k) one or more judgments for the payment of money in an aggregate amount in excess of $100,000 shall be rendered against any Loan Party or any combination thereof and (i) the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, discharged, vacated or bonded, or (ii) any legal action shall be taken by a judgment creditor to attach or levy upon any assets of any Loan Party to enforce any such judgment, except for a judgment requiring the payment of money damages arising out of the Buy-Out Transactions that solely requires the payment of a purchase price (or damages in lieu thereof) that does not result in an average purchase price (or damages in lieu thereof) of more than $5.50 per share for the Public Stock and the Options;

     (l) an ERISA Event shall have occurred that, in the opinion of the Bank, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Loan Parties and the other Subsidiaries in an aggregate amount exceeding (i) $50,000 in any year or (ii) $100,000 for all periods;

     (m) any Loan Document shall cease, for any reason, to be in full force and effect, unless such default can be cured and is cured by the Borrower within five (5) days of demand by the Bank or any Loan Party shall so assert in writing or shall disavow any of its obligations thereunder, or any representation, warranty or, covenant that, by its terms, is to survive for any period shall cease, for any reason, so to survive;

     (n) any Lien purported to be created under any Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any Collateral, with the priority required by the applicable Security Document, except (i) as a result of the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents or otherwise consented to by the Bank or (ii) as a result of the Bank's failure to maintain possession of any stock certificates, promissory notes or other instruments delivered to it under the Security Agreement or to file any required continuation statement, unless such default can be and is cured by the Borrower within five (5) days of demand by the Bank; or

     (o) a Change in Management shall occur;

then, and in every such event (other than an event described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Bank may, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Revolving Commitments, and thereupon the Revolving Commitments shall terminate immediately and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of each Loan Party accrued under the Loan Documents shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event described in clause (h) or (i) of this Article, the Revolving Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of each Loan Party accrued under the Loan Documents shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.


ARTICLE 8.                                                  MISCELLANEOUS

                  SECTION 8.01.             Notices

     Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, postage prepaid, return receipt requested, or sent by telecopy, as follows:

     (a) if to the Borrower, to it at 535 Fifth Avenue, New York, New York 10017, Attention of Seymour Kugler, Chairman (Telephone No. (212) 557-5000; Facsimile No. (212) 697-0824), with a copy to Tannenbaum Helpern Syracuse & Hirschritt LLP, 900 Third Avenue, 13th Floor, New York, New York, Attention:
Joel A. Klarreich, Esq. (Telephone No. (212)508-6700; Facsimile No. (212) 371-1084); and

     (b) if to the Bank, to it at The Bank of New York, 1290 Avenue of the Americas, New York, New York, Attention of Adam S. Ostrach, Vice President (Telephone No. (212) 408-4312; Facsimile No. (212) 408-4857).

All written notices and other communications to be given or delivered to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been so given or delivered : (i) if sent by certified or registered mail, postage prepaid, return receipt requested, on the fifth Business Day after such notice or communication, addressed as provided above, is delivered to the United States Postal Service, and a receipt therefor is issued thereby, (ii) if sent by any other means of physical delivery, when such notice or communication is delivered to the appropriate address as provided above and
(iii) if sent by telecopier, when such notice or communication is transmitted to the appropriate telecopier number as provided above and is received at such number. Notwithstanding the foregoing, any notice, request or demand by the Borrower to or upon the Bank pursuant to Section 2.03 or 2.05 shall not be effective until received or receipt is refused. Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto in accordance with this Section 8.01. Any such notice shall be effective upon receipt or refusal of receipt.


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

                  SECTION 8.02.             Waivers; Amendments

     (a) No failure or delay by the Bank in exercising any right or power under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Bank under the Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Bank may have had notice or knowledge of such Default at the time.

     (b) Neither this Agreement nor any provision of any other Loan Document may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Bank.

                  SECTION 8.03.             Expenses; Indemnity; Damage Waiver

     (a) The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Bank, including the reasonable fees, charges and disbursements of counsel for the Bank, in connection with the preparation and administration of this Agreement or any amendments, modifications or waivers of the provisions of any Loan Document (whether or not the transactions contemplated thereby shall be consummated) and (ii) all out-of-pocket expenses incurred by the Bank, including the reasonable fees, charges and disbursements of any counsel for the Bank, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans. The reasonable fees, charges and disbursements of the Bank's counsel incurred through August 16, 1999 shall be paid upon the execution of this Agreement.

     (b) The Borrower shall indemnify the Bank, its Affiliates and each of their respective control persons, officers, directors, employees and agents (each, an "Indemnitee") against, and hold each Indemnitee harmless from, (other than Excluded Taxes) any and all losses, claims, damages, liabilities and related


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expenses,  including the fees, charges and disbursements of any counsel for such
Indemnitee, incurred by or asserted against such Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any agreement or instrument contemplated thereby, the performance by the Loan Parties of their respective obligations thereunder or the consummation by the Loan Parties of the Transactions or any other transactions contemplated thereby, (ii) any Loan or the use of the proceeds from the Loan, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether such Indemnitee is a party thereto, provided that such indemnity shall not, as to such Indemnitee, be available  to the extent  that such  losses,  claims,  damages,  liabilities  or
related  expenses  arise  from  the  prepayment  of  the  Loans,   reduction  or
termination of the Revolving Commitments or Term Loan Commitments or are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee. The obligations of the Borrower under this Section 8.03 are without duplication or amplification of the Borrower's obligations under any other Section of the Agreement.

     (c) To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, any Loan Document or any agreement, instrument or other document contemplated thereby, the Transactions or any Loan or the use of the proceeds therefrom.

     (d) All amounts due under this Section shall be payable promptly after written demand therefor.

                  SECTION 8.04.             Successors and Assigns

     (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Bank (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of the Bank) any legal or equitable right, remedy or claim under or by reason of any Loan Document.


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     (b) The  Bank  may  assign  to one or more  assignees  that  are  Financial
Institutions all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving or Term Loan Commitment and the Loans at the time owing to it). From and after the effective date of such assignment, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned, have the rights and obligations of the Bank under the Loan Documents and the Bank shall, to the extent of the interest so assigned, be released from its obligations under the Loan Documents (and, in the case of an assignment covering all of the Bank's rights and obligations under the Loan
Documents, the Bank shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 8.03). In the event that any assignee will be a Foreign Lender, the Bank or such Foreign Lender shall furnish to the Borrower, prior to and as a condition of such assignments, such forms as are required by the Code to confirm that the Borrower is not subject to any withholding tax obligation.

     (c) The Bank may, sell participations to one or more banks or other entities (each such bank or other entity being called a "Participant") in all or a portion of the Bank's rights and obligations under the Loan Documents (including all or a portion of its Revolving Commitment and the Loans owing to it). Subject to paragraph (d) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.14 to the same extent as if it were the Bank and had acquired its interest by assignment pursuant to paragraph (b) of this Section.

     (d) A Participant shall not be entitled to receive any greater payment under Section 2.12 or 2.14 than the Bank would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent.

     (e) The Bank may at any time pledge or assign a security interest in all or any portion of its rights under the Loan Documents to secure obligations of the Bank, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest, provided that no such pledge or assignment of a security interest or exercise of remedies with respect to such security interest shall release the Bank from any of its obligations under the Loan Documents or substitute any such pledgor or assignee for the Bank as a party hereto.

                  SECTION 8.05.             Survival

     All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the Bank and shall survive the execution and delivery of this Agreement, the making of any Loans, regardless of any investigation made by the


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


Bank or on its behalf and notwithstanding that the Bank may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under the Loan Documents is outstanding and unpaid and so long as the Revolving Commitments have not expired or terminated. The provisions of Sections 2.12, 2.13, 2.14, 8.03 and 8.13 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans and the termination of the Revolving Commitment or the termination of this Agreement or any provision hereof.


              SECTION 8.06.             Counterparts; Integration; Effectiveness

     This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement constitutes the entire contract among the parties relating to the subject matter hereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof, except the line of credit letter between the Bank and the Borrower, which will remain in effect in accordance with its terms until the Effective Date. This Agreement shall become effective when it shall have been executed and delivered by the Bank and the Borrower, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

                  SECTION 8.07.             Severability

     Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

                  SECTION 8.08.             Right of Setoff

     If an Event of Default shall have occurred and be continuing, the Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by it to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement held by it, irrespective of whether or not it shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of the Bank under this Section are in addition to other rights and remedies (including other rights of setoff) that it may have.


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                  SECTION 8.09.             Governing Law; Jurisdiction; Consent
                                            to Service of Process

     (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

     (b) The Borrower hereby submits, for itself and its property, to the jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Bank may otherwise have to bring any action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction.

     (c) The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

                  SECTION 8.10.             WAIVER OF JURY TRIAL

     EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN

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



INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

                  SECTION 8.11.             Headings

     Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

                  SECTION 8.12.             Further Assurances

     The Borrower will, and will cause each Subsidiary to, execute any and all further agreements, instruments and other documents and take all such further actions that may be required under any applicable law, or which the Bank may reasonably request, to effectuate the transactions contemplated by the Loan Documents or to grant, preserve, protect or perfect the Liens created or intended to be created by the Loan Documents or the validity or priority of any such Lien, all at the expense of the applicable Loan Parties.

                  SECTION 8.13.             Interest Rate Limitation

     Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts that are treated as interest on such Loan under applicable law (collectively the "charges"), shall exceed the maximum lawful rate (the "maximum rate") that may be contracted for, charged, taken, received or reserved by the Bank in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all of the charges payable in respect thereof, shall be limited to the maximum rate and, to the extent lawful, the interest and the charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated, and the interest and the charges payable to the Bank in respect of other Loans or periods shall be increased (but not above the maximum rate therefor) until such cumulated, amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by the Bank.

                  SECTION 8.14.             Treatment of Certain Information

     The Bank agrees to use reasonable precautions to keep confidential, in accordance with its customary procedures for handling confidential information of this nature and in accordance with safe and sound banking practices, any non-public information supplied to it by or on behalf of the Borrower or any of its Subsidiaries pursuant to this Agreement or in connection with the Transactions which is identified by the Borrower or any of its Subsidiaries as

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



being confidential at the time the same is delivered to the Bank, except that nothing herein shall limit the disclosure of any such information (i) to the extent required by statute, rule, regulation or judicial process, (ii) to counsel to the Bank, (iii) to its bank examiners, auditors or accountants, (iv) in connection with any litigation to which the Bank is a party involving or relating to the Borrower and/or any of the Subsidiaries or (vi) to any assignee or participant (or prospective assignee or participant) as contemplated in
Section 8.07 who agree to be bound by this Section 8.14; and provided that in no event shall the Bank be obligated or required to return any materials furnished by the Borrower.

            [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK].



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     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


                                                     WINSTON RESOURCES, INC.



                                                     By: _____________________
                                                     Name: ___________________
                                                     Title: __________________



                                                     THE BANK OF NEW YORK




                                                     By: _____________________
                                                     Name: ___________________
                                                     Title: __________________